2024

Itaú Unibanco Holding S.A.

General Stockholders' Meeting Manual

Extraordinary General Stockholders' Meeting

October 31, 2024

Contents

1. Message from Management about the ESM Manual

São Paulo, September 30, 2024.

Dear Stockholder,

In order to achieve higher efficiency and return on the amounts invested, the Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and businesses. Accordingly, we inform that, on September 26, 2024, our Board of Directors approved the proposal for corporate intragroup restructuring that will result in the merger of IUPP S.A. ("IUPP") into Itaú Unibanco Holding S.A. ("Company" or "Itaú Unibanco Holding").

In summary, as a result of the proposed transaction, all activities that are currently carried out by IUPP will be transferred to the Company, including the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties, among others.

At the Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding called for October 31, the above mentioned merger, as well as the update of the Stock Grant Plan, will be resolved upon.

We invite you to read this Manual, which outlines the matters to be appreciated at the Extraordinary General Stockholders' Meeting (ESM), as well as how you can attend and vote accordingly. This ESM will be held online and we encourage you to take part remotely by either making use of the remote voting form, as disclosed on the website of CVM and on the Company's Investor Relations website: www.itau.com.br/relacoes-com-investidores or, also, through granted proxies, according to the instructions found in the Manual.

Should you have any questions, please contact us through the communication channels below:

- **Questions on remote voting:**
  Phone: +55 (11) 5019-8112
  Email: drinvest@itau-unibanco.com.br

- **Investor Relations Department:**
  Phone: +55 (11) 2794-3547
  Email: ri@itau-unibanco.com.br

Have a good reading!

Regards,

Management
Itaú Unibanco Holding

2. Information on the Extraordinary General Stockholders' Meeting

Data
Itaú Unibanco Holding's Extraordinary General Stockholders' Meeting will be held on October 31, 2024, at 3:00 p.m.

Opening Quorum
The Extraordinary General Stockholders' Meeting will be open on first call, with the attendance of stockholders representing at least one-fourth (1/4) of the voting capital (common shares), in accordance with Article 125, main paragraph, of the Brazilian Corporate Law.

We clarify that in case of insufficient quorum to open the aforementioned Meeting on first call, a new call by call notice will be disclosed in due course and the Meeting will be held at least eight (8) days after a new call notice is published, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be open on second call with any number of holders of common shares.

Venue
The Extraordinary General Stockholders' Meeting will be held online and remotely.

The link and access instructions will be provided by the Company to stockholders who send the documents below to the email address drinvest@itau-unibanco.com.br, by October 29, 2024:

a) Legal Entities: a notarized copy of the articles of association/bylaws and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Call notice
The Call Notice included in item 3 hereof will be published on October 1, 2 and 3, 2024 in the O Estado de S. Paulo newspaper. It will also be available on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores).

Documents provided to stockholders
The documents to be reviewed at the Stockholders' Meeting (Call Notice, Protocol and Justification, Appraisal Report, Proxy Template and Remote Voting Form) are available to stockholders on the Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email to ri@itau-unibanco.com.br.

Proxies
In order to assist stockholders who decide to attend the Extraordinary General Stockholders' Meeting represented by proxies, we present Attachment IV - A "Proxy template for holders of common shares".

Alternatively, the Company will provide three (3) proxies who are able to represent the stockholder at the Meeting and will vote in strict conformity with the voting instruction given by the stockholder in accordance with Attachment IV – B "Proxy Template for Proxies Provided by the Company (Holders of Common Shares)". Information on the proxy request, in accordance with Attachment Q to CVM Instruction No. 81/22, is included in Attachment IV – C hereto.

To facilitate the running of the General Stockholders' Meeting, the Company recommends that stockholders represented by proxies send a copy of the proxy and other documents listed in the Call Notice by October 29, 2024 to the email address: drinvest@itau-unibanco.com.br.

Remote voting form
The Company will adopt the remote voting system, in accordance with the provisions of CVM regulation and the best market practices.

Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be voted on at the Stockholders' Meeting:

- by remote voting form sent directly to the Company; or

- by remote voting form completion instructions transmitted to service providers, as follows:

a) to the stockholder's custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company
Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the following documents to the email address drinvest@itau-unibanco.com.br by October 24, 2024:

(i) the voting form duly filled, initialized and signed (signature notarized by a public notary's office, consularization or a sworn translation of documents in a foreign language are not required); and

(ii) ID document - for **Legal Entities:** a notarized copy of the articles of incorporation/bylaws, proof of election of management members and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for **Individuals:** a notarized copy of the ID document bearing the stockholder's picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents referred to in items **(i)** and **(ii)** above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to the stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers
Stockholders may otherwise choose to exercise their remote voting right through service providers, by transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via the website you have to register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate are provided on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Client Service open on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by October 24, 2024, unless otherwise indicated by the latter.

Conflicts of interest

While the General Stockholders' Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company's management and inspection bodies. Additionally, any attending stockholder aware of a conflicting situation in relation to another stockholder and to the subject matter of the resolution must speak up thereon.

When the conflict of interest is brought to light, the conflicted stockholder must abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that any conflicted votes cast be annulled, even if it is to occur after the stockholders' meeting.

Communication channel with the Board of Directors

Last but not least, we highlight that the Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking on the link "Contact IR" on our Investor Relations website (www.itau.com.br/relacoes-com-investidores). In the field "Subject", please select the option "Recommendations to the Board of Directors for the Stockholders' Meeting".

3. Call notice

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

The Stockholders of **ITAÚ UNIBANCO HOLDING S.A.** ("Company") are hereby invited by the Board of Directors to attend the **Extraordinary General Stockholders' Meeting** to be exclusively held online on October 31, 2024 at 3:00 p.m., with the purpose to:

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024;
2. Ratify the appointment and engagement of Pricewaterhouse-Coopers Auditores Independentes - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of IUPP S.A. to be merged into the Company;
3. Resolve on the appraisal report, based on the balance sheet of IUPP S.A. as of June 30, 2024;
4. Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification";
5. Update the Stock Grant Plan, which consolidates the general rules related to long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies; and
6. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders' Meeting's Manual.

The documents to be reviewed are available to stockholders on the Company's investor relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via the email ri@itau-unibanco.com.br.

The Stockholders' Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who send the documents below by October 29, 2024 to the email address drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/bylaws and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the Stockholders' Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document, the documents listed above and the corresponding proxy with signature notarized by a public notary's office.

We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company's management member or a lawyer and that the documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation.

The Company recommends that stockholders represented by proxies also send, by October 29, 2024, a copy of the documents listed above to the email address drinvest@itau-unibanco.com.br.

Stockholders may also participate in the Meeting through the remote voting form, to be sent **(i)** directly to the Company, or **(ii)** to their corresponding custody agents, in the case shares are deposited at a central depository, or **(iii)** to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in case shares are not deposited at a central depository, according to the procedures described in the General Stockholders' Meeting's Manual.

São Paulo (SP), September 30, 2024.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer

4. Resolutions - Extraordinary General Stockholders' Meeting

1. Corporate restructuring in the Itaú Unibanco Conglomerate

The Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aimed at providing higher efficiency and return on invested amounts.

Accordingly, the Board of Directors has approved the proposal for corporate restructuring in connection with the merger, into the Company, of IUPP S.A. ("IUPP"), a company fully held by the Company ("Transaction" or "Merger").

The purpose of the Merger is to transfer to the Company all activities that are currently carried out by IUPP, including the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties, among others. All information related to the Merger are described in the "Protocol and Justification" and the "Appraisal Report".

This Manual includes all documents required for stockholders to resolve upon the Management's Proposal. The "Protocol and Justification" establishes the terms and conditions of the Merger. The Appraisal Report, based on the balance sheets of IUPP and the Company as of June 30, 2024, has been prepared by the expert firm PricewaterhouseCoopers Auditores Independentes Ltda. - PwC. These documents are included in Attachment I hereto, corresponding to the content of Attachment I to CVM Resolution No. 81/22. Attachment II contains information on Appraisers, as required by Attachment L to CVM Resolution No. 81/22.

2. Update of the Stock Grant Plan

Update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies. The purpose of the amendment is to clarify that the clawback rules approved by the Company are applicable to the Stock Grant Plan. The proposal of the Stock Grant Plan and other information required by Attachment B to CVM Resolution No. 81/22 are presented in Attachment III to this document.

ATTACHMENT

ATTACHMENT I

ATTACHMENT I TO CVM RESOLUTION No. 81/22

1. Protocol and justification for the transaction, in accordance with Articles 224 and 225 of Law No. 6,404 of 1976

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF IUPP S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

By this Merger Protocol and Justification ("Protocol and Justification"), entered into in accordance with the provisions in Articles 224, 225 and 227 of Law No. 6,404/76 of December 15, 1976 ("Brazilian Corporate Law") and other applicable legal provisions, and in the due form of law, the parties qualified below:

1. **IUPP S.A.**, headquartered at in the City and State of São Paulo, at Avenida Engenheiro Armando de Arruda Pereira, 774, Bloco Torre Conceição, 6º andar, Jabaquara, CEP 04308-000, enrolled with the Corporate Taxpayer's Registry (CNPJ) under the No. 42.786.803/0001-63 and the Company Registry Identification Number (NIRE) No. 35300573030 ("**IUPP**"), herein represented by its undersigned Officers; and

2. **ITAÚ UNIBANCO HOLDING S.A.**, headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 60.872.504/0001-23 and the Company Registry Identification Number (NIRE) No. 35300010230 ("**ITAÚ UNIBANCO HOLDING**"), herein represented by its undersigned Officers; and

IUPP and **ITAÚ UNIBANCO HOLDING,** hereinafter jointly referred to as "Companies" or "Parties".

WHEREAS:

(i) Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aimed at providing higher efficiency and return on invested amounts to its stockholders. Accordingly, on September 26, 2024, **ITAÚ UNIBANCO HOLDING**'s Board of Directors approved the proposal for a corporate restructuring process for the merger of **IUPP** into **ITAÚ UNIBANCO HOLDING**, as detailed below ("Merger" or "Transaction"). The purpose of the Merger is to transfer to **ITAÚ UNIBANCO HOLDING** all activities that are currently carried out by **IUPP**, which basically consist of the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties.

(ii) according to studies conducted, the merger of **IUPP** into **ITAÚ UNIBANCO HOLDING** is convenient and more efficient from an structural standpoint, and that is the reason why the execution of this Protocol and Justification is proposed; and

(iii) currently **IUPP** is fully directly held by **ITAÚ UNIBANCO HOLDING**.

THE PARTIES HERETO AGREE to execute this Protocol and Justification, which shall be ruled by the following terms and conditions:

1. REASONS AND PURPOSES OF THE TRANSACTION AND THE COMPANIES' INTEREST IN ITS IMPLEMENTATION

1.1. After studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the Companies' management members have concluded that the restructuring process will fully meet Itaú Unibanco Conglomerate's interests.

1.2. The purpose of the **IUPP** Merger is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency.

1.3. The Merger will result in the dissolution of **IUPP** and the absorption of its activities and assets by **ITAÚ UNIBANCO HOLDING**, leading to the reduction of its maintenance costs and providing the rationalization of its administrative and commercial activities and the improvement of the corporate structure to which the Companies are linked.

1.4. We take this opportunity to clarify that **ITAÚ UNIBANCO HOLDING** is a multiple bank authorized to operate by the Central Bank of Brazil ("BACEN"), the reason why its corporate purpose is appropriate for carrying out the activities to be transferred by **IUPP**.

2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY

2.1. **IUPP**'s equity, to be merged into **ITAÚ UNIBANCO HOLDING**, will be appraised at book net worth, based on **IUPP**'s balance sheet as of June 30, 2024 ("Merger Base Date").

2.2. The expert firm PricewaterhouseCoopers Auditores Independentes Ltda. ("PWC"), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, has been engaged to appraise **IUPP**'s book net worth,

to be merged into **ITAÚ UNIBANCO HOLDING**, based on the balance sheet as of the Merger Base Date. The appraisal report on the book net worth ("Appraisal Report") is an integral part of this Protocol and Justification, under the terms of Attachment I hereto, and the value specified in it will be submitted to the review and approval by the Companies' stockholders, in accordance with the law.

2.3. **ITAÚ UNIBANCO HOLDING** will merge **IUPP**'s equity, valued at five hundred and eighty-one million, four hundred and thirteen thousand, five hundred and eighty-five Brazilian reais and thirty-nine cents of Brazilian reais (R$581,413,585.39). Accordingly, after the Merger, **ITAÚ UNIBANCO HOLDING**'s equity can be represented as follows:

ITAÚ UNIBANCO HOLDING

Description of accounts	Equity on 06.30.2024	Amount merged from IUPP	Cancellation of the investment and equity	After the merger
Equity	**185,128,878,112,33**	**581,413,585,39**	**(581,413,585,39)**	**185,128,878,112,33**
Capital	90,729,000,000,00	206,010,000,00	(206,010,000,00)	90,729,000,000,00
Capital reserves	2,322,287,955,34	-	-	2,322,287,955,34
Revenue reserves	94,387,229,417,54	375,403,585,39	(375,403,585,39)	94,387,229,417,54
Other comprehensive income	(1,933,809,861,97)	-	-	(1,933,809,861,97)
Treasury shares	(375,829,398,58)	-	-	(375,829,398,58)

2.4. Taking into account that **IUPP** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply any capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING**.

2.5. The Merger will be (i) carried out through an **IUPP**'s Extraordinary General Stockholders' Meeting, in which at least the following must be approved: this Protocol and Justification and the Merger, the appointment ratification and hiring of PwC as the appraiser firm, the Appraisal Report prepared by PwC, and its management members being authorized to perform the acts necessary to implement the Merger; (ii) be carried out through an **ITAÚ UNIBANCO HOLDING**'s Extraordinary General Stockholders' Meeting, in which at least

the following must be approved: this Protocol and Justification and the Merger, the ratification of the appointment and hiring of PwC as the appraiser firm, the Appraisal Report prepared by PwC, and its management members being authorized to perform the acts necessary to implement the Transaction; and (iii) shall become effective on the date of the Extraordinary General Stockholders' meetings mentioned in items (i) and (ii) ("Effective Date").

2.6. After the Transaction, **IUPP** will be dissolved and all of its assets will be transferred to **ITAÚ UNIBANCO HOLDING**, which, in accordance with the law, will succeed **IUPP** in the effective or contingent rights and obligations, on a universal basis and for all legal purposes.

2.7. Any equity changes between the Merger Base Date and the Effective Date, if any, will be recognized by **IUPP** and transferred to **ITAÚ UNIBANCO HOLDING**.

3. CAPITAL AND EXCHANGE RATIO

3.1. After the Merger, **IUPP** will be dissolved and all common and preferred shares it has issued will be cancelled. In accordance with item 2.4 above, and taking into account that **IUPP** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply a capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING** so that the capital stock of **ITAÚ UNIBANCO HOLDING** will remain at ninety billion, seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) preferred shares.

3.1.1. Taking into account that the Merger will not give rise to a capital increase and/or the issue of new shares by **ITAÚ UNIBANCO HOLDING**, there is no need to set out criteria for an exchange ratio.

4. AMENDMENTS TO THE BYLAWS

4.1. This Transaction will not result in any amendments to **ITAÚ UNIBANCO HOLDING**'s Bylaws.

5. MISCELLANEOUS

5.1. Currently, **IUPP** owns a branch. Taking into account that **IUPP** will be dissolved, this branch will also cease to exist.

5.2. **IUPP** does not have any trademarks and domains registrations and/or requests for registration of its own in Brazil or abroad.

5.3. Once the Merger is effective, all assets, rights, properties, obligations, contingencies and responsibilities of **IUPP** will automatically be transferred, at book net worth, to **ITAÚ UNIBANCO HOLDING**'s assets, which will succeed **IUPP** on a universal basis, regardless of any other formalities beyond those provided for by law. The costs and expenses arising from the implementation of the Merger will be the responsibility of **ITAÚ UNIBANCO HOLDING**.

5.4. As **ITAÚ UNIBANCO HOLDING** is the only stockholder of **IUPP** and has already stated a favorable position for the Transaction, no share reimbursement amount has to be determined nor will the provisions in Article 264 of Brazilian Corporate Law apply. Likewise, nor will Articles 137 and 256 of Brazilian Corporate Law be applicable, since **IUPP** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**.

5.5. The Companies agree that, after the terms of the Transaction are approved by their proper bodies, under the terms of this Protocol and Justification, they will file and publish the Merger-related acts, in accordance with applicable legislation.

5.6. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors, and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any disputes arising from this Protocol and Justification.

IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in three (3) counterparts of equal content, in the presence of the two (2) witnesses identified below.

São Paulo (SP), September 30, 2024.

IUPP S.A.

MICHELE MARIA VITA ANDRE BALESTRIN CESTARE

Officer *Officer*

ITAÚ UNIBANCO HOLDING S.A.

ALEXANDRE GROSSMANN ZANCANI
Officer

ANDRE BALESTRIN CESTARE
Officer

Witnesses:

1.____
Name: DÁRIO BARGAS PASSOS
RG-SSP/SP 18.811.225 – CPF 080.496.398-35

2.____
Name: MARCOS LUIZ FERREIRA
RG-SSP/SP 25.575.317-2 – CPF 176.147.528-21

ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION FOR THE MERGER OF IUPP S.A. INTO ITAÚ UNIBANCO HOLDING S.A.

APPRAISAL REPORT

The appraisal report is presented in item 7 of this Attachment.

2. Other agreements, contracts and precontracts regulating the exercise of the voting right or the transfer of shares issued by companies surviving or resulting from the transaction, filed at the head office of the company, or to which the controlling stockholder of the company is a party

None.

3. Description of the transaction, including:

a. Terms and conditions

This is a proposal for an internal corporate restructuring for the merger of IUPP S.A., a wholly-owned subsidiary of the Company engaged in (i) the creation and management of a loyalty and rewards program; (ii) the creation and management of an electronic platform for the intermediation of products and goods offer by third parties; and (iii) operations with instruments that represent rights.

In accordance with the Protocol and Justification, the corporate restructuring will result in the merger of all assets of IUPP S.A. into the Company, with no capital increase or issue of new shares by the Company, as it involves the merger of a wholly-owned subsidiary.

b. Obligations to compensate:

i. The management of any of the companies involved
ii. If the transaction fails to take place

The transaction does not include any obligation to compensate the management members of the companies involved or to compensate them in the event it is not carried out.

c. Comparative table of rights, benefits and restrictions of the shares issued by the involved or resulting companies, before and after the transaction

There are no changes in the rights, advantages or restrictions of the shares of the companies involved in the transaction.

d. Any need for approval from debenture holders or other creditors

Not applicable.

e. Assets and liabilities making up each portion of the equity, in the case of a spin-off

Not applicable.

f. Intention of the resulting companies to register as securities issuers

Not applicable.

4. Business plans, in particular those related to any specific corporate events to be proposed

The social business will not be changed since the transaction consists of an internal corporate restructuring process.

5. Analysis of the following aspects of the transaction:

a. Description of the main benefits expected[1], including:

i. **Synergies**
ii. **Tax benefits**
iii. **Strategic advantages**

The transaction will provide greater synergy in activities, streamline the use of Itaú Unibanco Conglomerate's resources and optimize structures, businesses and costs aiming to increase efficiency and the return on the amounts invested.

b. Costs

The costs involved in carrying out and implementing the transaction are estimated at approximately one hundred thousand Brazilian reais (R$100,000.00), including expenses on publication of corporate acts and the fees payable to professionals hired to assist the transaction as independent auditors, appraisers and attorneys.

c. Risk factors

Taking into consideration that Itaú Unibanco Holding S.A. already holds 100% of the capital of IUPP S.A., the merger refers to the merger of assets that are already held by the Company. Accordingly, the transaction will not increase the Company's risk exposure or impact its activities, the securities it issues or the risks to which the stockholders, investors and third parties interested in the Company are subject. Accordingly, the Company does not identify any risk factors other than those already described in "Section 4" of its Reference Form. The intended transaction will be effective on the date it is approved by the general stockholders' meeting of the companies involved.

d. If this is a related-party transaction, state any alternatives that could have been adopted to achieve the same objectives, indicating the reasons why these alternatives have been ruled out[2]

No alternative could have been adopted to carry out the corporate restructuring, as it is an intragroup corporate restructuring aiming to increase the efficiency of and optimization of the corporate structure of the companies involved.

e. Exchange ratio

The transaction will not involve an exchange ratio for the shares issued by Itaú Unibanco Holding S.A. as this is the merger of a wholly-owned subsidiary. Accordingly, there will be no capital increase in the Company and no new shares of Itaú Unibanco Holding S.A. will be issued.

f. In transactions involving parent companies, subsidiaries or companies under common control:

i. Exchange ratio of shares calculated according to Article 264 of Brazilian Corporate Law

Not applicable.

ii. Detailed description of the process of negotiating the exchange ratio and other terms and conditions of the transaction

In the mentioned transaction, the appraisal provided for in Article 264 of Brazilian Corporate Law is not required due to the absence of minority stockholders of the merged company and the lack of an exchange ratio or capital increase in Itaú Unibanco Holding S.A.

iii. If the transaction has been preceded, in the past twelve (12) months, by the acquisition of control or interest in a controlling block:

• Comparative analysis of the exchange ratio and the price paid for acquiring control

Not applicable.

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[1] Whenever the benefits are measured by the management members, the estimates must be disclosed.

[2] In a transaction involving a controlled company, for example, it must be explained why an offer to purchase or exchange shares or another type of corporate transaction was not chosen.

• Reasons to justify any differences in the appraisal of the different transactions

Not applicable.

iv. Reasons why the exchange ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutative conditions of the transaction or, if the exchange ratio is not commutative, details of the payment or equivalent measures taken to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, supervisory council and special committees at which the transaction was discussed, including any dissenting votes.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF SEPTEMBER 26, 2024

DATE AND TIME: On September 26, 2024, at 12:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The following proposals were approved for submission to the Company's General Extraordinary Meeting to be held on October, 31, 2024: (i) corporate restructuring that will result in the merger of IUPP S.A. ("IUPP") into the Company, with the purpose to transfer to the Company all activities currently carried out by IUPP, including the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties; and (ii) update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), September 26, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF SEPTEMBER 26, 2024

DATE AND TIME: On September 26, 2024, at 5:00 p.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6. of the Internal Charter of the Fiscal Council.

RESOLUTIONS UNANIMOUSLY MADE:

1. The members of the Company's Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders' Meeting in order to:

1.1. Resolve on the "Protocol and Justification" in which are the terms and conditions of the merger of IUPP S.A. ("IUPP") into the Company, based on June 30, 2024, with the purpose of transferring to the Company all activities currently carried out by IUPP, including the creation and management of a loyalty and rewards program and of an electronic platform for the intermediation of products and goods offer by third parties ("Transaction");

1.2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of IUPP to be merged into the Company ("Appraisal Report");

1.3. Resolve on the Appraisal Report, based on the balance sheet of IUPP as of June 30, 2024; and

1.4. Resolve on the Transaction, with no increase in the Company's capital stock.

2. After examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion:

"*After examining the documents related to the proposals to be submitted to the Extraordinary General Stockholders' Meeting, the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. are in the opinion that these documents properly reflect the capital structure and the financial position of the Company, and the merger of IUPP S.A. into the*

Company, as well as their legal effects, represent fairly the interests of the Company's stockholders, in compliance with the applicable legal and statutory rules and procedures".

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), September 26, 2024. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer

7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction which were made available to the controlling stockholder at any stage of the transaction.

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Stockholders' equity valuation report calculated based on accounting records
June 30, 2024

(A free translation of the original in Portuguese)

Stockholders' equity valuation report calculated based on accounting records

To Management
Itaú Unibanco Holding S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, Postal Code 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated June 30, 2024, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 168.731, on August 28, 2024, represented by its partner under signed, Mrs. Tatiana Fernandes Kagohara Gueorguiev, brazilian, married, accountant, holder of identity card number 27.816.481-x, individual taxpayer identification number 249.758.218-18 and in the Regional Accounting Council of the State of São Paulo under the number 1SP245281/O-6 domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Itaú Unibanco Holding S.A. ("Bank") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2024, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, presents below the results of its work.

Purpose of evaluation

2 The valuation of the stockholders' equity of Itaú Unibanco Holding S.A., as of June 30, 2024, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the incorporation of IUPP S.A. into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting on October 31, 2024.

Management's responsibility for the accounting information

3 The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16°
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

pwc

Itaú Unibanco Holding S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of June 30, 2024, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement.

5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Company's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 185,128,878,112.33 (one hundred eighty five billions, one hundred twenty eight millions, eight hundred seventy eight thousands, one hundred twelve reais and thirty three centavos), according to the balance sheet as of June 30, 2024, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Itaú Unibanco Holding S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

São Paulo, September 30, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

(A free translation of the original in Portuguese)

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on September 30, 2024

Itaú Unibanco Holding S.A.

Summarized balance sheet
At June 30, 2024

	Reais
Assets	
Current and non-current assets	230,723,180,815.71
Cash	2,888,629,626.67
Interbank investments	38,006,929,679.22
Securities and derivative financial instruments	4,953,499,759.60
Interbranch accounts	579,004,691.55
Loan, lease and other credit operations	143,625,053,723.23
Other receivables	40,005,035,182.18
Other assets	665,028,153.26
Permanent assets	190,421,453,318.15
Investiments	190,040,569,594.13
Real State	5,722,766.75
Intangible Assets	375,160,957.27
Total assets	421,144,634,133.86
Liabilities and stockholders' equity	
Current and non-current liabilities	236,015,756,021.53
Deposits	86,970,354,290.87
Deposits received under securities repurchase agreements	1,055,705,532.70
Funds from acceptances and issuance of securities	4,648,284,335.40
Interbank accounts	58,973,195,157.88
Derivative financial instruments	734,559,422.26
Allowance for loan commitments	641,794,898.14
Other liabilities and provisions	82,991,862,384.28
Total liabilities	236,015,756,021.53
Capital	90,729,000,000.00
Capital reserves	2,322,287,955.34
Revenue reserves	94,387,229,417.54
Other comprehensive income	(1,933,809,861.97)
(Treasury shares)	(375,829,398.58)
Total stockholders' equity	185,128,878,112.33
Total liabilities and stockholders' equity	421,144,634,133.86

*

This Appendix is an integral and inseparable part of the stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated on September 30, 2024.

(A free translation of the original in Portuguese)

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on September 30, 2024

Itaú Unibanco Holding S.A.

Management explanatory notes to the balance sheet at June 30, 2024

1 General information

Itaú Unibanco Holding S.A. ("Bank") is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, nº 100, in the city of São Paulo, state of São Paulo, Brazil.

The Bank is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of the Bank's common shares.

2 Basis of preparation and summary of the main accounting policies

The balance sheet as of June 30, 2024 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank and is intended to be part of the documentation of the Itaú Unibanco Conglomerate's corporate reorganization.

This corporate reorganization consists in the incorporation of the stockholders' equity of IUPP S.A., into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting to be held on October 31, 2024.

The Bank's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Brazilian Central Bank (BACEN) and the National Monetary Council (CMN).

The main accounting policies applied in the preparation of the balance sheet are presented below.

(a) Cash and cash equivalents

Cash and cash equivalents includes cash and bank deposits.

(b) Interbank investments, Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Liabilities are presented net of the transaction costs incurred, if significant, calculated *pro rata* on a daily basis.

Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

(c) Securities

Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 8, 2001. As June 30, 2024, securities are classified as:

. **Trading securities** - Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

. **Available for sale securities** - May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

. **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

Fair value

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. Itaú Unibanco Holding S.A. classifies this information according to the relevance of the data observed in the fair value measurement process:

. **Level 1** - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

. **Level 2** - Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

. **Level 3** - Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

(d) Derivatives

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

(e) Loan, lease and other credit operations

Recorded at present value, calculated *pro rata die* based on the variation of the index and the agreed interest rate, and updated up to the 60th day of delay, taking into account the expectation of receipt. After the 60th day, recognition in the result occurs when the installments are actually received (non-performing transactions). Credit card transactions include amounts receivable resulting from purchases made by their holders. The funds corresponding to these amounts, to be paid to the acquirers, are recorded in liabilities, under the heading Interbank Relations - Receipts and Payments to be Settled.

(f) Other assets

Recorded at present value, calculated *pro rata die* based on the variation of the index and the agreed interest rate, and updated up to the 60th day of delay, taking into account the expectation of receipt.

After the 60th day, recognition in the result occurs when the installments are actually received (non-performing transactions). Credit card transactions include amounts receivable resulting from purchases made by their holders.

The funds corresponding to these amounts, to be paid to the acquirers, are recorded in liabilities, under the heading Interbank Relations - Receipts and Payments to be Settled.

Itaú Unibanco Holding S.A. exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

(g) Investiments

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

(h) Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

. **Probable** - a provision is recognized.

. **Possible** - no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.

. **Remote** - no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that Itaú Unibanco Holding S.A. exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

(i) Capital

Common and preferred shares are classified in stockholders' equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders' equity as a deduction from the amount raised, net of taxes.

When the Bank purchases treasury shares, the amount paid, including any additional directly attributable costs (net of income tax), is deducted from the stockholders' equity attributable to the Bank's stockholders until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the respective effects of income tax and social contribution, is included in the stockholders' equity attributable to the Bank's stockholders.

* * *

DocuSign

Certificate Of Completion

Envelope Id: 6C0F789B03B2456C85E5CDE085124AB7
Status: Completed
Subject: Complete with Docusign: IUH S.A. - Laudo de Incorporação
LoS / Área: Assurance (Audit, CMAAS)
Tipo de Documento: Relatórios ou Deliverables
Source Envelope:

Document Pages: 9	Signatures: 1	Envelope Originator:
Certificate Pages: 2	Initials: 0	Gabriel Reigado
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		gabriel.reigado@pwc.com
		IP Address: 134.238.160.2

Record Tracking

Status: Original 30 September 2024 | 10:49	Holder: Gabriel Reigado gabriel.reigado@pwc.com	Location: DocuSign
Status: Original 30 September 2024 | 11:15	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Tatiana Fernandes tatiana.fernandes@pwc.com Sócia PricewaterhouseCoopers Auditores Independentes Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	DocuSigned by: Tatiana Fernandes 959DEA12458D406... Signature Adoption: Pre-selected Style Using IP Address: 201.56.164.188	Sent: 30 September 2024 | 10:56 Viewed: 30 September 2024 | 11:14 Signed: 30 September 2024 | 11:15

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Gabriel Reigado gabriel.reigado@pwc.com Manager Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 30 September 2024 | 11:15 Viewed: 30 September 2024 | 11:15 Signed: 30 September 2024 | 11:15

Carbon Copy Events	Status	Timestamp
Marcos Trofino marcos.trofino@pwc.com Director Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 30 September 2024 | 10:56

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	30 September 2024 | 10:56
Certified Delivered	Security Checked	30 September 2024 | 11:14
Signing Complete	Security Checked	30 September 2024 | 11:15
Completed	Security Checked	30 September 2024 | 11:15

Payment Events	Status	Timestamps

(A free translation of the original in Portuguese)

IUPP S.A.

Stockholders' equity valuation report calculated based on accounting records
June 30, 2024

pwc

(A free translation of the original in Portuguese)

Stockholders' equity valuation report calculated based on accounting records

To Management
IUPP S.A.

Audit firm identification

1 PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, Postal Code 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated June 30, 2024, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 168.731, on August 28, 2024, represented by its partner under signed, Mrs. Tatiana Fernandes Kagohara Gueorguiev, brazilian, married, accountant, holder of identity card number 27.816.481-x, individual taxpayer identification number 249.758.218-18 and in the Regional Accounting Council of the State of São Paulo under the number 1SP245281/O-6 domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of IUPP S.A. ("Empresa") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2024, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, presents below the results of its work.

Purpose of evaluation

2 The valuation of the stockholders' equity of IUPP S.A., as of June 30, 2024, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the incorporation of IUPP S.A. into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting on October 31, 2024.

Management's responsibility for the accounting information

3 The Company's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Company is described in Appendix II of the valuation report.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º, São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

IUPP S.A.

Scope of the work and responsibility of the independent auditors

4 Our responsibility is to express a conclusion about the book value of the Company's stockholders' equity as of June 30, 2024, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Company in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement.

5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Company's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6 Based on the work performed, we conclude that the amount of R$ 581,413,585.39 (five hundred and eighty one millions, four hundred and thirteen thousands, five hundred and eighty five reais and thirty nine cents), according to the balance sheet as of June 30, 2024, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of IUPP S.A., evaluated in accordance with the accounting practices adopted in Brazil.

São Paulo, September 30, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

(A free translation of the original in Portuguese)

Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on September 30, 2024

IUPP S.A.

Summarized balance sheet
At June 30, 2024

	Reais
Assets	
Cash and cash equivalents	2,045.69
Financial assets	2,560,846,065.66
At amortized cost	2,560,846,065.66
Securities	2,276,231,323.50
Other financial assets	284,614,742.16
Tax assets	32,495,691.46
Income tax and social contribution - current	32,495,691.46
Other assets	302,935,306.39
Fixed assets, net	49,812.50
Intangible assets, net	37,298,662.62
Total assets	2,933,627,584.32
Liabilities and stockholders' equity	
Financial liabilities	1,870,548,116.27
At amortized cost	1,870,548,116.27
Other financial liabilities	1,870,548,116.27
Provisions	2,646,678.50
Tax liabilities	99,099,451.13
Income tax and social contribution - deferred	91,337,238.99
Other	7,762,212.14
Other liabilities	379,919,753.03
Total liabilities	2,352,213,998.93
Total stockholders' equity	581,413,585.39
Capital	206,010,000.00
Revenue reserves	375,403,585.39
Total liabilities and stockholders' equity	2,933,627,584.32

*

This Appendix is an integral and inseparable part of the stockholders' equity valuation report calculated based on accounting records of IUPP S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated on September 30, 2024.

(A free translation of the original in Portuguese)

Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on September 30, 2024

IUPP S.A.

Management explanatory notes to the balance sheet at June 30, 2024

1 General information

IUPP (IUPP or company) is a privately held company, incorporated and existing under Brazilian law and its corporate purpose is to create and manage of points and rewards program; and create and manage of electronic platform for intermediating the offer of products and goods by third parties.

IUPP operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of their attribution.

2 Basis of preparation and summary of the main accounting policies

The Company's Financial Statements were prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC). The information in the financial statements and in the corresponding explanatory notes shows all relevant information inherent to the financial statements, and only that information, which is consistent with the information used by Management in its management.

This corporate reorganization consists in the incorporation of the stockholders' equity at June 30, 2024, of IUPP S.A. into Itaú Unibanco Holding S.A. to be resolved at an Extraordinary General Meeting to be held on October 31, 2024.

The Company's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Brazilian Central Bank (BACEN) and the National Monetary Council (CMN).

The main accounting policies applied in the preparation of the balance sheet are presented below.

(a) Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

(b) Other financial assets and other financial liabilities

Other Financial Assets are receivable amounts from the sale of points from rewards program and Other Financial Liabilities are amounts payable to suppliers for the cost of products delivered through the redemption of points and deferred revenue generated by the sale of points.

(c) Commissions, banking fees and other incomes

They are recognized when the company provides or makes services available to customers, for an amount that reflects the consideration that the company expects to receive in exchange for these services. The main revenues are (i) administration of Rewards Programs, recognized upon redemption of products or according to the estimated expiration of points; and (ii) customer referrals and intermediation of products in the marketplace, recognized when such services are provided.

(d) Capital

Registered shares are classified in equity.

* * *

DocuSign

Certificate Of Completion

Envelope Id: 582DE586F5ED4451BE43DE00FF76F4B8
Status: Completed
Subject: Complete with Docusign: IUPP S.A. - Laudo de Incorporação Inglês
LoS / Área: Assurance (Audit, CMAAS)
Tipo de Documento: Relatórios ou Deliverables
Source Envelope:

Document Pages: 6	Signatures: 1	Envelope Originator:
Certificate Pages: 2	Initials: 0	Gabriel Reigado
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		gabriel.reigado@pwc.com
		IP Address: 134.238.160.2

Record Tracking

Status: Original 30 September 2024 | 10:59	Holder: Gabriel Reigado gabriel.reigado@pwc.com	Location: DocuSign
Status: Original 30 September 2024 | 11:20	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events	Signature	Timestamp
Tatiana Fernandes tatiana.fernandes@pwc.com Sócia PricewaterhouseCoopers Auditores Independentes Security Level: Email, Account Authentication (None), Digital Certificate **Signature Provider Details:** Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	DocuSigned by: Tatiana Fernandes 959DEA12458D406... Signature Adoption: Pre-selected Style Using IP Address: 201.56.164.188	Sent: 30 September 2024 | 11:02 Viewed: 30 September 2024 | 11:18 Signed: 30 September 2024 | 11:19

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Gabriel Reigado gabriel.reigado@pwc.com Manager Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 30 September 2024 | 11:20 Viewed: 30 September 2024 | 11:20 Signed: 30 September 2024 | 11:20

Carbon Copy Events	Status	Timestamp
Marcos Trofino marcos.trofino@pwc.com Director Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 30 September 2024 | 11:02

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	30 September 2024 | 11:02
Certified Delivered	Security Checked	30 September 2024 | 11:18
Signing Complete	Security Checked	30 September 2024 | 11:19
Completed	Security Checked	30 September 2024 | 11:19

Payment Events	Status	Timestamps

8. Identification of any conflicts of interest between the financial institutions, companies and the professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction

There is no current or potential conflict or confluence of interest between the appraiser and the companies involved in the transaction.

9. Projects regarding or amendments to the bylaws of the companies resulting from the transaction

The transaction will not result in any change in the capital stock or amendment to the Bylaws of Itaú Unibanco Holding S.A.

10. Financial statements used as a basis for the transaction, in accordance with the specific standard.

The financial statements as of June 30, 2024 used for the purpose of the transaction are presented at the end of this document.

11. Pro forma financial statements prepared for the purpose of the transaction, in accordance with the specific regulation

The pro forma financial statements consider the individual balance sheet of Itaú Unibanco Holding S.A., considering that it will be the company merging with IUPP S.A., therefore, the sheet below does not represent the consolidated values of the balance sheet of Itaú Unibanco Holding S.A., as the leader of Itaú Unibanco Conglomerate.

ITAÚ UNIBANCO HOLDING

Pro Forma Balance Sheet

(In millions of Brazilian reais)

Assets	Balance sheet 06.30.2024	Amount merged from IUPP	Cancellation of the investment and equity	After the merger
Current and non-current	**230,723**	**2,897**		**233,620**
Cash equivalents	2,889			2,889
Interbank investments	38,007			38,007
Securities and derivative financial instruments	4,954	2.276		7,230
Interbranch accounts	579			579
Credit operations, financial leases and other credits	143,626			143,626
Other receivables	40,004	334		40,338
Other assets	664	287		951
Permanent assets	**190,422**	**37**	**(581)**	**189,878**
Investments	190,041		(581)	189,460
Fixed assets	6			6
Intangible assets	375	37		412
Total assets	**421,145**	**2,934**	**(581)**	**423,498**

Liabilities and equity	Balance sheet 06.30.2024	Amount merged from IUPP	Cancellation of the investment and equity	After the merger
Current and non-current	**236,016**	**2,353**		**238,369**
Deposits	86,970			86,970
Money market funding	1,056			1,056
Funds from acceptance and issuance of securities	4,649			4,649
Interbank accounts	58,973			58,973
Borrowings and onlending	735			735
Derivative financial instruments	1,227	1		1,228
Provisions	642			642

Allowance for loan commitments	81,764	2,352		84,116
Other liabilities	**185,129**	**581**	**(581)**	**185,129**
Equity	90,729	206	(206)	90,729
Capital	2,322			2,322
Capital reserves	94,388	375	(375)	94,388
Revenue reserves	(1,934)			(1,934)
Other comprehensive income	(376)			(376)
(Treasury shares)	**236,016**	**2,353**		**238,369**
Total liabilities and equity	**421,145**	**2,934**	**(581)**	**423,498**

12. Document containing information on directly-involved companies other than publicly-held companies, including:

a. Risk factors, according to items 4.1 to 4.3 of the reference form

b. Description of the main changes in risk factors in the previous year and expected decrease or increase in risk exposure as a result of the transaction

c. Description of activities, according to items 1.2 to 1.5 of the reference form

d. Description of the economic group, according to item 6 of the reference form

e. Description of capital stock, according to item 12.1 of the reference form

This information is already included in the Company's Reference Form, taking into account that IUPP S.A. is whole-owned subsidiary of the Company.

13. Description of capital and control structure after the transaction, according to item 6 of the reference form

The Company's capital and control structure after the transaction will remain unchanged, according to item 6 of the Reference Form.

14. Number, class and type of securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to these companies, as defined by the regulations governing public offerings for the acquisition of shares

The Company holds 100% of the shares issued by IUPP S.A.

With respect to the Company, the controlling stockholders, the management members and the members of the Supervisory Council hold, in aggregate, 4.600.217.393 shares issued by the Company itself (46.92%), of which 4,555,859,279 are common shares (91.88%) and 44.358.114 are preferred shares (0.92%) as of June 30, 2024.

15. Exposure of any of the companies involved in the transaction, or of persons related to these companies, as defined by the regulations governing public offerings for the purchase of shares, in derivatives backed by securities issued by the other companies involved in the transaction.

Not applicable.

16. Report covering all the trading carried out in the past six (6) months by the persons indicated below of securities issued by the companies involved in the transaction:

a. Companies involved in the transaction:

i. Private purchases:

In the past six (6) months, no private purchases were carried out by the Company or IUPP S.A.

ii. Private sales:

In the past six (6) months, no private sales were carried out by the Company or IUPP S.A.

iii. Purchases in regulated markets:

In the past six (6) months, no purchases in regulated markets were carried out by the Company or IUPP S.A.

iv. Sales in regulated markets:

In the past six (6) months, no sales in regulated markets were carried out by the Company or IUPP S.A.

b. Parties related to the companies involved in the transaction:

i. Private purchases
ii. Private sales
iii. Purchases in regulated markets
iv. Sales in regulated markets

The transactions carried out were duly disclosed and are available on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br), in accordance with Article 11 of CVM Resolution No. 44/21 and B3's Listing Regulations for Level 1 Corporate Governance.

17. Document through which the Special Independent Committee has submitted its recommendations to the Board of Directors if the transaction had been negotiated in accordance with CVM Guidance Opinion No. 35 of 2008.

Not applicable.

ATTACHMENT II

ATTACHMENT L TO CVM RESOLUTION No. 81/22

INFORMATION ON APPRAISERS

1. **List the appraisers recommended by management:**

   The management of Itaú Unibanco Holding S.A. ("Company") has engaged Pricewaterhouse Coopers Auditores Independentes Ltda., headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, enrolled with the Corporate Taxpayer's Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5 ("PwC"), to prepare the audit reports on the balance sheets and corresponding notes to the financial statements and appraisal reports on the book net worth determined based on the books of the Company and IUPP S.A.

2. **Describe the qualifications of the recommended appraisers:**

   PwC is one of the world's four largest audit and assurance firms and is present in 157 countries, with over 250,000 professionals committed to providing high-quality services. Present in Brazil since 1915, PwC Brazil has approximately 3,600 professionals in 15 offices located across all Brazilian regions. PwC is the company that audits the balance sheets of the companies involved in the merger, which makes it more qualified to ascertain the book net worth and ensure synergy between the recently conducted reviews.

3. **Provide a copy of the engagement proposals and fees to be paid to the recommended appraisers**

   This information is included in PwC's Engagement Proposals – SERVICE REQUEST No. 24/2024 IN CONNECTION WITH THE MASTER AGREEMENT ("AGREEMENT") OF AUDIT AND RELATED SERVICES ENTERED INTO BETWEEN THE ITAÚ UNIBANCO CONGLOMERATE AND THE FIRM ENGAGED ON APRIL 25, 2023 AND SUBSEQUENT AMENDMENTS ENTERED INTO ON SEPTEMBER 21, 2023 AND FEBRUARY 20, 2024 which are part of this attachment (see below).

4. **Describe any material relationship in the past three (3) years between the recommended appraisers and the company's related parties, as defined in the accounting standards that address this topic:**

   PwC has provided audit and review services related to the financial statements, review of the Reference Forms and other regulatory and recurring audits to the Company and its subsidiaries for the past three years and it also audits the financial statements of the related parties Itaúsa, IUPAR and Duratex S.A.

PORTUGUESE ONLY

SOLICITAÇÃO DE SERVIÇO Nº 24/2024 VINCULADA AO CONTRATO MASTER DE PRESTAÇÃO DE SERVIÇOS DE AUDITORIA E TRABALHOS RELACIONADOS CELEBRADO ENTRE ITAÚ UNIBANCO E CONTRATADA EM 25/04/2023 E POSTERIORES ADITIVOS ACORDADOS EM 21/09/2023 E 20/02/2024.

O Itaú Unibanco Holding S.A., com base no Contrato acima identificado, solicita à Contratada a prestação dos serviços abaixo especificados, observadas as condições seguintes.

1. BENEFICIÁRIA DOS SERVIÇOS

IUPP S.A., inscrito no CNPJ n. 42.786.803/0001-63, com sede na Praça Alfredo Egydio de Souza Aranha, 100, Bairro Parque Jabaquara, São Paulo/SP, **ITAÚ UNIBANCO HOLDING S.A.**, inscrita no CNPJ n. 60.872.504/0001-23, com sede na Praça Alfredo Egydio de Souza Aranha, 100, Bairro Parque Jabaquara, São Paulo/SP ("**CONTRATANTE**").

2. RESPONSÁVEL PELOS SERVIÇOS

PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA., com sede na capital do Estado de São Paulo, na Av. Brigadeiro Faria Lima 3732, 16º, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, inscrita no CNPJ/MF sob o no 61.562.112/0001-20 ("CONTRATADA").

3. OBJETIVOS

Em sequência ao processo de restruturação societária do Grupo Itaú Unibanco, será realizada a incorporação total da IUPP S.A. pelo ITAU UNIBANCO HOLDING S.A.

A operação de incorporação ocorrerá após aprovação em Assembleia de Acionistas que ocorrerá em data a ser definida posterior e aprovação do Banco Central do Brasil, com base nos saldos apurados nos balanços patrimoniais levantados em 30 de junho de 2024.

Nossos serviços objetivam a emissão de:

1) Relatório de auditoria sobre as demonstrações contábeis da IUPP S.A., na data-base de 30 de junho de 2024, preparadas conforme as práticas contábeis adotadas no Brasil, incluindo os pronunciamentos emitidos pelo Comitê de Pronunciamentos Contábeis (CPC), em português.

2) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do IUPP S.A., em português e inglês, para a data-base de 30 de junho de 2024;

3) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do ITAÚ UNIBANCO HOLDING S.A., em português e inglês, para a data-base de 30 de junho de 2024.

Esses relatórios serão parte integrante da documentação a ser preparada pela Contratante para fins do processo de reorganização societária do Conglomerado Itaú Unibanco com o objetivo de incorporação total da IUPP S.A. pelo ITAÚ UNIBANCO HOLDING S.A.

4. ESCOPO TÉCNICO E NORMAS APLICÁVEIS

Nossos exames (IUPP S.A. e ITAÚ UNIBANCO HOLDING S.A.) serão conduzidos de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC).

Conforme solicitado pela administração, emitiremos o relatório de auditoria sobre as demonstrações contábeis da IUPP S.A., preparadas conforme as práticas contábeis adotadas no Brasil, incluindo os pronunciamentos emitidos pelo Comitê de Pronunciamentos Contábeis (CPC), e os laudos de avaliação mencionados anteriormente, na data-base de 30 de junho de 2024, cuja evidência de auditoria será obtida através da auditoria dos saldos patrimoniais do IUPP S.A. e ITAÚ UNIBANCO HOLDING S.A.

Os laudos de avaliação dos patrimônios líquidos contábeis das entidades serão apurados por meio dos livros contábeis para a data-base de 30 de junho de 2024 e seus correspondentes anexos, serão preparados de acordo com as práticas contábeis adotadas no Brasil, aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil.

Nossos laudos serão fundamentados em procedimentos de auditoria aplicados sobre os saldos contábeis das entidades mencionadas anteriormente, com o objetivo de suportar as emissões dos laudos de avaliação dos patrimônios líquidos contábeis mencionados no item 3, nos termos das normas contábeis aplicáveis e do Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação.

Os papéis de trabalho e arquivos por nós criados no decorrer de nossos exames, inclusive os documentos e arquivos eletrônicos, são propriedade exclusiva da CONTRATADA, consoante as normas que regulam o nosso exercício profissional. Todos os relatórios e pareceres e demais documentos criados, produzidos, desenvolvidos, customizados, atualizados e/ou fornecidos ao Contratante ou às Beneficiárias como resultado dos serviços pertencerão ao Contratante ou às Beneficiárias listadas nesta SOLICITAÇÃO DE SERVIÇO.

A PricewaterhouseCoopers Auditores Independentes Ltda., por ser o auditor independente responsável pela auditoria externa das demonstrações contábeis consolidadas do Itaú Unibanco Holding S.A., está sujeita aos requisitos de independência estabelecidos pelas normas internacionais compatíveis com trabalhos de auditoria independente e pelos requisitos do Comitê de Auditoria do Itaú Unibanco Holding S.A., o qual deverá aprovar os serviços propostos. Portanto, entendemos que o referido trabalho não afeta a independência e objetividade necessárias ao desempenho dos serviços de auditoria externa prestados ao Conglomerado Itaú Unibanco.

5. ETAPAS E CRONOGRAMA DAS ATIVIDADES

O cronograma de emissão dos laudos de avaliação dos patrimônios líquidos contábeis será discutido com a administração da Contratante, desde que os trabalhos de auditoria estejam concluídos e as informações contábeis sejam preparadas pela administração e disponibilizadas em forma final para nossos exames com, no mínimo, duas semanas de antecedência.

Emitiremos nossos laudos de avaliação dos patrimônios líquidos contábeis em forma definitiva após recebermos a carta de representação da administração e a autorização para suas emissões em forma final.

6. DESCRIÇÃO DAS ENTREGAS

Como resultado de nossos trabalhos, emitiremos:

- Relatório de auditoria sobre as demonstrações contábeis do IUPP S.A., para a data-base de 30 de junho de 2024, em português.

- Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do IUPP S.A., em português e inglês, para a data-base de 30 de junho de 2024;

- Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do ITAÚ UNIBANCO HOLDING S.A., em português e inglês, para a data-base de 30 de junho de 2024;

Será encaminhada ao CONTRATANTE, 1 via eletrônica dos referidos laudos de avaliação dos patrimônios líquidos contábeis. Caso seja necessário o envio das versões impressas dos laudos, estas deverão ser solicitadas ao CONTRATANTE.

7. HONORÁRIOS

Nossos honorários são estimados com base no tempo gasto pelo pessoal alocado ao trabalho. As taxas horárias individuais variam de acordo com o nível de responsabilidade envolvido e a experiência e habilidade necessárias.

Na hipótese de acontecimentos de fatos extraordinários ou imprevisíveis, tais como, redução dos prazos de entrega dos serviços a pedido do Contratante, comprovada ineficiência no atendimento do pessoal da Contratante, alteração ou criação de tributos ou requerimentos extras dos órgãos reguladores, de comprovada repercussão nos honorários contratados, a Contratada deverá comunicar ao Contratante, junto à área auditada, compras e a Unidade de Gestão da Auditoria Externa, mediante notificação escrita formalizada antes da execução dos trabalhos, para aprovação da alteração de honorários pelo Comitê de Auditoria, sob pena de inviabilizar-se eventual cobrança adicional. Estimamos que nossos honorários para este trabalho de auditoria totalizarão **R$ 68.369,76** (sessenta e oito mil, trezentos e sessenta e nove reais e setenta e seis centavos), conforme apresentado no quadro detalhado a seguir:

Descrição	Horas	Honorários (Em Reais) (*)
Laudo de avaliação do patrimônio líquido contábil – IUPP S.A. (1)	97	34.184,88
Laudo de avaliação do patrimônio líquido contábil - Itaú Unibanco Holding S.A. (2)	97	34.184,88
Relatório de auditoria das Demonstrações Contábeis da IUPP S.A.		(**)
Total	194	**68.369,76**

(*) Os valores de honorários foram atualizados considerando-se a utilização de 2 (quatro) casas decimais (Taxa/Hora de R$ 352,42).

(**) Ressalta-se que os honorários contratados para a auditoria da IUPP S.A., do exercício a findar em 31 de dezembro de 2024 (R$ 77.532,72) já foram pagos pelo Contratante à Contratada e será utilizado para o trabalho data base 30 de junho de 2024.

(1) A estimativa de horas para emissão do laudo de avaliação do patrimônio líquido contábil já considera as horas contratadas pelas Beneficiárias, para sua auditoria de 2024, conforme acordado no TSS 02/2024.

(2) A estimativa de horas para emissão do laudo de avaliação do patrimônio líquido contábil já considera as horas contratadas pelas Beneficiárias, para sua auditoria do semestre findo em 30 de junho de 2024, conforme acordado no TSS 02/2024.

Os honorários acima apresentados já incluem os respectivos impostos aplicáveis. Estes, serão faturados após a assinatura desta Solicitação de Serviços pelas partes, considerando as condições previstas na cláusula 3.2.1 do CONTRATO.

São Paulo, 04 de setembro de 2024.

DocuSigned by: Tatiana Fernandes Kagohara Gueorguiev
959BEA12458D486...

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

DocuSigned by: Tatiana Fernandes Kagohara Gueorguiev
959BEA12458D486...

Tatiana Fernandes Kagohara Gueorguiev
Contador CRC 1SP245281/O-6

DS

De acordo:

DocuSigned by: Camila Tavares Regis
C877AA36233B466...

Itaú Unibanco Holding S.A.
Nome: Camila Tavares Regis
RG: 478328394

DocuSigned by: Angela Kikuta
B801E7D6842E4AF...

Itaú Unibanco Holding S.A.
Nome: ANGELA BEATRIZ LOPES KIKUTA
RG: 43942456

DS
ACM

Testemunhas:

DocuSigned by: Rodrigo Bortolazzo
1) 2D359E2C094F4C1...
Nome: Rodrigo Tamura Bortolazzo
RG.: 33.856.974-1

Assinado por: Vanessa Da Silva Lima
2) BED75730E369407...
Nome: Vanessa Da Silva Lima
RG.: 41.858.619-6

ATTACHMENT III

ATTACHMENT B TO CVM RESOLUTION No. 81/22

PROPOSAL TO UPDATE THE STOCK GRANT PLAN

1. Provide a copy of the proposed plan

The Stock Grant Plan complete version can be found below, with the proposed changes marked in red font.

STOCK GRANT PLAN

1. PURPOSE OF THE PLAN

1.1. Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company") has a Stock Grant Plan ("Plan") for the purpose of offering management members and employees of the Company, as well as of its direct or indirect controlled companies, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of their interests with those of their stockholders and a sharing of capital market risks, as well as enabling the Company and its controlled companies to attract and retain talents.

1.2. The management members and employees of the Company and its direct or indirect controlled companies ("Beneficiaries") are eligible to join this Plan, at the Company's discretion, subject to the specific target audiences of each stock grant program, in accordance with item 5 of the Plan.

2. MANAGEMENT OF THE PLAN

2.1. The Plan will be managed by the Compensation Committee ("Committee"), which reports directly to the Company's Board of Directors.

2.2. The Committee shall have full powers to organize and manage the Plan, subject to the terms of the Plan and any additional guidelines set by the Board of Directors.

2.3. The resolutions adopted by the Committee shall bind the Company and the Beneficiaries in relation to all matters related to the Plan.

3. SHARES USED

3.1. For purposes of the Plan, preferred shares issued by the Company ("Shares") will be used, and treasury shares may also be used, in accordance with the rules of the Brazilian Securities and Exchange Commission ("CVM"). In specific situations, such as, for example, Beneficiaries who carry out their activities at the Company's direct or indirect controlled companies headquartered abroad, mechanisms with similar effects may also be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company's preferred shares. In the event the delivery to these Beneficiaries is in Shares, the Company may take these Shares back in case of non-compliance with the specific conditions agreed upon with the Beneficiaries.

4. ANNUAL LIMIT FOR GRANTING SHARES

4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed the limit of zero point five percent (0.5%) of Itaú Unibanco's total shares held by majority and minority stockholders on the balance sheet date of the same year. To calculate this limit, the options granted under the Company's Stock Option Plan are added to the number of Shares.

4.2. In the event that, in a given year, the number of (a) Shares used for compensation purposes under this Plan and (b) stock options granted for the purpose of the Company's Stock Option Plan is lower than the limit of zero point five percent (0.5%) of the total shares, the resulting difference may be added for purposes of granting Shares or stock options in any of the seven (7) subsequent fiscal years.

4.3. For calculating the annual limit for granting Shares and stock options, the year to which the grant refers will be considered, regardless of the year in which these Shares and stock options are transferred to the Beneficiaries.

5. PROGRAMS COVERED

5.1.1. Variable Stock-Based Compensation

In line with CVM Resolution No. 3,921/10, the management members and the Managing Directors ("MDs") of the Company and its direct or indirect controlled companies authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the Administrator Compensation Policy or the Profit-Sharing Program Regulation. This model may also include management members of other direct or indirect controlled companies of the Company, at the discretion of the Human Resources Department. In these cases, at least fifty percent (50%) of the total variable compensation will be converted into Shares and their transfer to management members will be deferred for at least three years, in portions that are proportional to the deferral period. These deferred portions may be reduced or not paid in the cases provided for in Article 7, paragraph 3, of CMN Resolution No. 3,921/10.

5.1.2. Fixed Stock-Based Compensation:

The fixed compensation portion of the members of the Company's Board of Director is annually paid in Shares and is based on the history, resume, market conditions and other factors that may be agreed upon between the management member and the Company, in accordance with the terms of the Administrator Compensation Policy. This compensation is paid to the effective members of the Board of Directors who do not hold executive offices, provided they have fully completed their terms of office.

5.1.3. Outstanding Performance Program

The best-evaluated employees in the participating companies, who hold eligible positions and are selected according to the Profit Sharing Program Regulation, will receive an additional profit sharing percentage in Shares, and the transfer of which shall be subject to a the deferral period.

5.1.4. Partners Program

It shall be mandatory for management members and employees of the Company and its controlled companies with outstanding performance selected by the Personnel Committee to use an amount equal to a portion of or their total net annual variable compensation, in the case of management members, or of their net profit sharing, in the case of employees, in addition to any amounts, guaranteed or discretionary, to purchase own shares ("Own Shares"). If they hold the ownership of these Own Shares and comply with the other suspensive conditions provided for in the internal charts of the relevant programs for the terms set forth therein, the return on the investment will be delivered in consideration for Shares ("Partners Shares"). The availability of the Partners Shares shall be subject to the additional restrictions provided for in the internal charter of the program. For management members of the Company's direct or indirect controlled companies authorized to operate by the Central Bank of Brazil, the Partners Shares that have not yet been transferred may be reduced or not paid in the cases provided for in Article 7, paragraph 3, of CMN Resolution No. 3,921/10.

5.1.5. Recognition of Key Professionals or Extraordinary Performance

Management members and employees who are selected by the Executive Personnel Committee will have an additional amount in shares assigned to their net profit sharing amount, to be determined in accordance with the Profit Sharing Program Regulation or the Management Members' Compensation Policy, and the transfer of which shall be subject to a deferral period.

6. SHARE PRICE

6.1. For the purpose of calculating the reference price of the Shares used for this Plan, the average closing price of Itaú Unibanco's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation shall be used, and such calculation shall be made on the seventh (7th) business day prior to the granting of the Shares ("Pricing Period"), adjusted by the proceeds that were distributed between the Pricing Period and the date scheduled for the Grant but that were not received by the Beneficiaries. For the purpose of this item, a business day is deemed as the day on which trading and settlement activities are carried out on B3.

7. ACQUISITION OF THE RIGHT TO SHARES

7.1. The beneficiaries shall comply with the specific provisions of each program stated in the documents mentioned in item 5, including in relation to the terms and conditions for the acquisition of the right to the Shares by them and the treatment conferred upon the Shares that have not yet been transferred to the Beneficiaries in the case of employment termination.

7.2. The Beneficiaries shall not have any rights or privileges as a Company stockholder, notably the right to receive dividends and interest on capital related to the Shares, until the date of the transfer of these Shares to the Beneficiaries, provided that all conditions for the acquisition of the right to the Shares are met. Notwithstanding the foregoing, the documents that govern each specific program may establish the payment of the amount

equivalent to the dividends or interest on capital, in cash or in shares, from the granting date to the effective transfer of the Shares to the Beneficiaries.

8. EFFECTIVENESS OF THE PLAN

8.1. The Plan shall be in effect for an indefinite term and may be terminated upon resolution of the General Stockholders' Meeting. The end of the term of the Plan shall not affect the fully vested rights to the Shares granted under its terms.

9. GENERAL PROVISIONS

9.1. In order to preserve the purpose of this Plan, the number of Shares that have not yet been transferred to the Beneficiaries may be adjusted at the discretion of the Committee if the number of the Company's shares is increased or decreased as a result of a share bonus, split or reverse split or other corporate events that give rise to direct or indirect economic impacts on the Beneficiaries.

The granting of shares is subject to the possibility of a Malus adjustment (upon the decision of the Compensation Committee), which consists of the possibility of reversal of the portions that have not yet been paid in the case of a reduction in the realized recurring net income of Itaú Unibanco Holding and/or a negative result for the business areas.

Additionally, the granting of shares are also subject to clawback, which consists of the recovery of compensation amounts granted or paid in excess, only applicable to the Officers indicated as the target audience in Attachment I to the Administrator Compensation Policy (Clawback Policy).

If the beneficiary moves between countries during the vesting period, the amounts may be adjusted to offset tax differences between the departure tax unit and the destination tax unit.

9.2. In line with the purposes of the Plan (item 1.1), the Beneficiaries shall be subject to the equity changes in the Shares so as to fully maintain all the risks inherent in the Plan in their equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism to be used by any individual or company that implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate. This obligation shall be met during the periods prior to the transfer of the Shares to the Beneficiaries and during the terms of unavailability of the transferred Shares, where applicable. Said prohibition will cease to be applicable after 24 months from the date the Beneficiary leaves the Conglomerate's companies.

9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or other controlled company, as applicable, or interfere in any way in the right of the Company or its controlled companies, at any time and in accordance with legal and contractual conditions, to terminate the respective employment contract or term of office or dismiss the Beneficiary in any other way.

9.4. The Committee shall be responsible for deciding on the cases that are not provided for in the Plan.

----

2. Inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries

In accordance with the provisions of the Stock Grant Plan, management members and employees of the Company and its direct or indirect controlled companies (together, "Beneficiaries") are eligible to receive the preferred shares issued by the Company ("Shares"), provided that the specific target audiences of each program for the granting of Shares described in item 5 of the Stock Grant Plan are observed.

b. Maximum number of stock options to be granted

Not applicable, because the proposal of the Company's management comprises the Stock Grant Plan, which includes the granting of Shares and not of call options.

c. Maximum number of shares covered by the plan

The number of Shares to be granted in each fiscal year under this Stock Grant Plan shall not exceed the limit of zero point five percent (0.5%) of the totality of shares issued by the Company held by majority and minority stockholders on the balance sheet date of the same year. For calculating this limit, the year to which the grant

refers will be considered, regardless of the year in which these Shares and stock options are transferred to Beneficiaries. In the event that, in a given year, the number of Shares granted under the Stock Grant Shares is lower than the limit of zero point five percent (0.5%) specified above, the resulting difference may be added for the purposes of granting Shares or stock options in any of the seven (7) subsequent fiscal years.

d. Conditions for acquisition

The Stock Grant Plan establishes parameters to be observed upon the granting of the Shares to the Beneficiaries so as to contribute to a greater alignment between the Company and these Beneficiaries. The above mentioned Plan covers different programs for the granting of Shares, each containing specific rules for the grant and, consequently, for the acquisition of the right to the Shares by their Beneficiaries. Accordingly, the internal documents and resolutions of the Compensation Committee related to each program will define, as applicable: (i) the Beneficiaries; (ii) the deferral periods, including suspensive conditions for the acquisition of the right to the Shares that must be observed during this period; and (iii) any periods of unavailability of the Shares that must be observed after their transfer to the Beneficiaries; and (iv) other applicable terms and conditions.

e. Detailed criteria for setting the strike price

Not applicable. See subitem 2(b).

f. Criteria for setting the exercise period

Not applicable. See subitem 2(b).

g. Form of option settlement

Not applicable. See subitem 2(b).

h. Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Stock Grant Plan shall be in effect for an indefinite term and may be terminated upon the decision of the General Stockholders' Meeting at any time. The end of the term of the Stock Grant Plan shall not affect the fully vested rights to the Shares granted under its terms.

3. Justify the proposed plan, explaining:

a. The main objectives of the plan

The objective of the Stock Grant Plan is to maintain an alignment of the interests of the management members and employees of the Company and its direct and indirect controlled companies with those of the Company and its stockholders. To this end, the Stock Grant Plan grants to these stakeholders the opportunity to become stockholders of the Company, allowing for a sharing of the short, medium and long-term risks.

The Stock Grant Plan is also aimed at attracting and retaining talents and includes programs for the granting of Shares based on performance, except in the case of the Fixed Stock-Based Compensation, which is only applicable to the members of the Board of Directors. Accordingly, it is possible to encourage a sustainable management of the business, always aligned with the interests of the stockholders.

b. How the plan contributes to these objectives

For the materialization of the objectives mentioned above, most of the programs covered by the Stock Grant Plan establish that the transfer of the Shares is deferred over time, making the grant more compatible with value creation and the time horizon of the Company's risk, and working as a mechanism to retain talents. In some cases, in addition to the deferral period, even after the transfer of the Shares to the Beneficiaries, the terms of unavailability of the transferred Shares shall be observed, thus contributing to an increased bond between these Beneficiaries and the Company's projects and results in the long term.

Therefore, in compliance with the objectives of the Stock Grant Plan, during these periods, the Beneficiaries shall be subject to the equity changes in the Shares so as to fully maintain all the risks inherent in the Stock Grant Plan in their equity, particularly the risk of Share price variation. Accordingly, the Stock Grant Plan prohibits any direct or indirect mechanism from being used by any individual or company that implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate carried out within 24 months after the Beneficiary leaves the Company.

c. How the plan becomes part of the Company's compensation policy

The Stock Grant Plan consolidates in a single document general rules related to long-term incentive programs that involve the granting of Shares to management members and employees of the Company and its direct and indirect controlled companies. The Stock Grant Plan presents general parameters adopted in the different programs for the granting of Shares that are essential to maintain the Beneficiaries aligned with the interests of the Company and its stockholders, always seeking to reach sustainable results.

d. How the plan aligns the interests of the beneficiaries with those of the company in the short, medium and long term

As mentioned in subitem 3(b), most of the programs covered by the Stock Grant Plan establish that the transfer of the Shares to the Beneficiaries is deferred over time so as to align the interests of the Beneficiaries with those of the Company and its stockholders, thus encouraging the Beneficiaries to always seek sustainable results and, therefore, alignment with the interests of stockholders in the long term.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

The Company estimates that the amount of one billion, three hundred and ninety-seven million Brazilian reais (R$1,397,000,000.00) will be granted in shares to the management members and employees of the Company and its direct and indirect controlled companies, recognized over the period of acquisition of the right to the Shares by the Beneficiaries. This amount may vary due to the number of Shares that are effectively granted each year, subject to the limit mentioned in subitem 2(c), as well as the specific criteria of each program for the granting of Shares mentioned in item 5 of the Stock Grant Plan.

ATTACHMENT IV – A

PROXY TEMPLATE
FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. ("Company") at the Company's Extraordinary General Stockholders' Meeting, which will be held on October 31, 2024, at 3 p.m., casting their vote in compliance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days starting on this date.

[City], _______ ___, 2024.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification":

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5. Update the Stock Grant Plan:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

ATTACHMENT IV – B

PROXY TEMPLATE
FOR PROXIES PROVIDED BY THE COMPANY
(HOLDERS OF COMMON SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

- **Carla Del Monaco Miele**, Brazilian, married, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 338.094.818-74 and with the State of São Paulo Bar Association (OAB/SP) under the No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on October 31, 2024, to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.
- **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 35.968.854-8, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 387.265.428-46 and with the State of São Paulo Bar Association (OAB/SP) under the No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on October 31, 2024 to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.
- **Marcos Luiz Ferreira**, Brazilian, married, business administrator, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, at the Company's Extraordinary General Stockholders' Meeting to be held on October 31, 2024 to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor.

This proxy will be in effect only for this Extraordinary General Stockholders' Meeting of the Company.

São Paulo,_______ ___, 2024.

____
[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3. Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4. Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification":

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5. Update the Stock Grant Plan:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6. Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

ATTACHMENT IV – C

INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION No. 81/22

1. Inform the name of the company

Itaú Unibanco Holding S.A.

2. Inform the matters for which the proxy is being requested

Matters indicated in the Call Notice contained in this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City and State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the company

Not applicable.

c. Number and percentage of shares of each type and class that you own

Not applicable.

d. Number of shares borrowed

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as defined by the accounting rules that address the matter

Not applicable.

4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under joint control or associates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

Proxies were provided by the Company for the sole purpose of offering an additional mechanism to facilitate the stockholder's attendance at the Meeting, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requesters will seek the reimbursement of costs from the company

The cost of requesting a proxy was fully covered by the Company.

7. Inform:

a) The address to which the proxy should be sent after it is signed;

In order to make the work at the General Stockholders' Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by October 29, 2024, to the email address: drinvest@itau-unibanco.com.br.

b) In the event the company accepts proxies via the World Wide Web, the instructions for granting the proxy;

The Company will adopt the remote voting system. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be voted on at the Meeting:

- by remote voting form sent directly to the Company; or
- by remote voting form completion instructions transmitted to service providers, as follows:

  a) to the stockholder's custody agent, if shares are deposited at a central depository; or

  b) to Itaú Corretora de Valores S.A., in the capacity of a financial institution contracted by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the following documents to the email address drinvest@itau-unibanco.com.br by October 24, 2024:

- the voting form duly filled in, initialized and signed (the consularization or a sworn translation of documents in foreign languages is not required); and
- ID document – for **Legal Entities**: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for **Individuals**: a notarized copy of the ID document bearing the stockholder's picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents referred to above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to the stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by transmitting their voting instructions to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via the website you have to register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate are provided on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital/

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital city and metropolitan regions)
0800 7209285 (other locations)
Service hours are on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should transmit the form completion instructions to service providers by October 24, 2024, unless otherwise indicated by the latter.

2Q24

Itaú Unibanco Holding S.A.

Management Discussion & Analysis and Complete Financial Statements

Second Quarter of 2024

Contents

Management discussion & analysis

Page 03

Complete financial statements

Page 37

2Q24

Itaú Unibanco Holding S.A.

Management Discussion & Analysis and Complete Financial Statements

Second Quarter of 2024

(This page was intentionally left blank)

itaú

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	2Q24	1Q24	2Q23	1H24	1H23
Results	Recurring Managerial Result	10,072	9,771	8,742	19,843	17,177
	Operating Revenues (1)	41,811	40,353	38,827	82,164	76,277
	Managerial Financial Margin (2)	27,665	26,880	25,997	54,545	50,689
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	22.4%	21.9%	20.9%	22.0%	20.8%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	23.6%	22.7%	21.5%	23.0%	21.3%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.4%	1.4%	1.4%	1.4%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.7%	2.7%	3.0%	2.7%	3.0%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.0%	3.1%	3.5%	3.0%	3.5%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.4%	1.3%	1.4%	1.3%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	215%	221%	212%	215%	212%
	Efficiency Ratio (ER) (6)	38.8%	38.3%	39.6%	38.5%	39.7%
Shares	Recurring Managerial Result per Share (R$) (7)	1.03	1.00	0.89		
	Net Income per Share (R$) (7)	1.01	0.98	0.87		
	Number of Total Shares at the end of the period - in million (8)	9,792	9,802	9,800		
	Book Value per Share (R$)	18.77	17.95	17.27		
	Dividends and Interest on Own Capital net of Taxes (9)	2,530	2,455	2,660		
	Market Capitalization (10)	315,904	339,348	279,494		
	Market Capitalization (10) (US$ million)	56,829	67,921	57,996		
Balance Sheet	Total Assets	2,931,995	2,788,916	2,585,768		
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,254,127	1,184,791	1,151,617		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	1,433,583	1,368,945	1,308,923		
	Loan Portfolio/Funding (11)	65.9%	65.9%	68.5%		
	Stockholders' Equity	183,788	175,981	169,199		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.6%	16.4%	15.1%		
	Tier I Capital - BIS III (12)	14.6%	14.5%	13.6%		
	Common Equity Tier I - BIS III	13.1%	13.0%	12.2%		
	Liquidity Coverage Ratio (LCR)	201.1%	194.1%	179.7%		
	Net Stable Funding Ratio (NSFR)	122.3%	125.9%	127.9%		
Other	Portfolio Managed and Investment Funds	1,926,831	1,863,512	1,681,772		
	Total Number of Employees	96,169	95,773	99,864		
	Brazil	86,293	85,936	88,078		
	Abroad	9,876	9,837	11,786		
	Branches and CSBs - Client Service Branches	3,342	3,401	3,635		
	ATM - Automated Teller Machines (13)	40,151	40,877	42,400		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%. (13) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

itaú

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2024

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**41,682**	**(139)**	**2,062**	**(1,794)**	**41,811**
Managerial Financial Margin	25,252	(66)	2,062	417	27,665
Financial Margin with Clients	-	-	-	26,263	26,263
Financial Margin with the Market	-	-	-	1,402	1,402
Commissions and Fees	12,486	-	-	(1,154)	11,333
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,877	-	-	936	2,813
Other Operating Income	1,665	(38)	-	(1,626)	-
Equity in Earnings of Affiliates and Other Investments	235	-	-	(235)	-
Non-operating Income	166	(34)	-	(132)	-
Cost of Credit	**(7,649)**	**-**	**-**	**(1,163)**	**(8,812)**
Provision for Loan Losses	(8,857)	-	-	(436)	(9,294)
Impairment	-	-	-	(169)	(169)
Discounts Granted	-	-	-	(617)	(617)
Recovery of Loans Written Off as Losses	1,209	-	-	59	1,268
Retained Claims	**(408)**	**-**	**-**	**-**	**(408)**
Other Operating Expenses	**(20,948)**	**397**	**(317)**	**3,242**	**(17,627)**
Non-interest Expenses	(18,752)	397	-	3,285	(15,069)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,192)	-	(317)	(43)	(2,553)
Insurance Selling Expenses	(5)	-	-	-	(5)
Income before Tax and Profit Sharing	**12,676**	**258**	**1,745**	**285**	**14,964**
Income Tax and Social Contribution	**(2,468)**	**(30)**	**(1,745)**	**(329)**	**(4,572)**
Profit Sharing Management Members - Statutory	**(74)**	**-**	**-**	**74**	**-**
Minority Interests	**(239)**	**(50)**	**-**	**(30)**	**(320)**
Net Income	**9,895**	**177**	**-**	**-**	**10,072**

Extraordinary Items Net of Tax Effects

in R$ million	2Q24	1Q24	2Q23	1H24	1H23
Net Income	**9,895**	**9,583**	**8,478**	**19,478**	**16,657**
(-) Extraordinary Items	**(177)**	**(188)**	**(265)**	**(365)**	**(520)**
Goodwill amortization	(179)	(178)	(159)	(356)	(304)
Result on the partial sale of XP Inc. shares	-	-	(122)	-	(122)
Liability adequacy test	-	-	12	-	12
Other	1	(11)	3	(9)	(107)
Recurring managerial result	**10,072**	**9,771**	**8,742**	**19,843**	**17,177**

2nd quarter of 2024 Income Statement

In R$ million	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Operating Revenues	**41,811**	**40,353**	**3.6%**	**38,827**	**7.7%**	**82,164**	**76,277**	**7.7%**
Managerial Financial Margin	27,665	26,880	2.9%	25,997	6.4%	54,545	50,689	7.6%
Financial Margin with Clients	26,263	25,821	1.7%	24,927	5.4%	52,084	48,975	6.3%
Financial Margin with the Market	1,402	1,059	32.4%	1,070	31.0%	2,461	1,715	43.5%
Commissions and Fees	11,333	10,852	4.4%	10,363	9.4%	22,185	20,709	7.1%
Revenues from Insurance [1]	2,813	2,620	7.4%	2,467	14.0%	5,434	4,878	11.4%
Cost of Credit	**(8,812)**	**(8,793)**	**0.2%**	**(9,441)**	**-6.7%**	**(17,605)**	**(18,529)**	**-5.0%**
Provision for Loan Losses	(9,294)	(9,131)	1.8%	(9,609)	-3.3%	(18,425)	(18,618)	-1.0%
Impairment	(169)	(128)	32.3%	(5)	3052.1%	(296)	(34)	774.9%
Discounts Granted	(617)	(626)	-1.5%	(820)	-24.7%	(1,243)	(1,687)	-26.3%
Recovery of Loans Written Off as Losses	1,268	1,092	16.2%	993	27.7%	2,360	1,810	30.3%
Retained Claims	**(408)**	**(384)**	**6.4%**	**(383)**	**6.7%**	**(792)**	**(768)**	**3.1%**
Other Operating Expenses	**(17,627)**	**(16,791)**	**5.0%**	**(16,699)**	**5.6%**	**(34,418)**	**(32,864)**	**4.7%**
Non-interest Expenses	(15,069)	(14,386)	4.7%	(14,272)	5.6%	(29,456)	(28,061)	5.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,553)	(2,398)	6.4%	(2,421)	5.4%	(4,951)	(4,793)	3.3%
Insurance Selling Expenses	(5)	(7)	-27.6%	(5)	-5.4%	(12)	(10)	14.2%
Income before Tax and Minority Interests	**14,964**	**14,385**	**4.0%**	**12,304**	**21.6%**	**29,349**	**24,116**	**21.7%**
Income Tax and Social Contribution	**(4,572)**	**(4,327)**	**5.7%**	**(3,388)**	**34.9%**	**(8,899)**	**(6,557)**	**35.7%**
Minority Interests in Subsidiaries	**(320)**	**(287)**	**11.3%**	**(174)**	**84.0%**	**(607)**	**(381)**	**59.1%**
Recurring Managerial Result	**10,072**	**9,771**	**3.1%**	**8,742**	**15.2%**	**19,843**	**17,177**	**15.5%**

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Private Securities

Private securities portfolio allocation and client migration

From the first quarter of 2024, we began to stratify our private securities portfolio based on client profiles. Previously, this portfolio was considered entirely in the Corporate loans. However, due to its increased relevance to other segments, part of this portfolio was allocated to the very small, small and middle market loans and part to the Latin America portfolio.

In addition, customers previously classified in the very small, small and middle market companies segment were migrated to the corporate segment. For comparability purposes, the previous periods were also reclassified and, in the historical series spreadsheet available on the investor relations website, a series from March 2023 can be found.

In R$ billion, end of period	2Q24	1Q24	Δ	2Q23	Δ
Individuals	**418.3**	**413.4**	**1.2%**	**405.4**	**3.2%**
Credit Card Loans	130.9	130.9	0.0%	128.4	2.0%
Personal Loans	63.9	62.5	2.3%	58.2	9.7%
Payroll Loans [1]	74.0	73.5	0.8%	74.9	-1.2%
Vehicle Loans	34.8	33.8	3.1%	32.4	7.5%
Mortgage Loans	114.6	112.8	1.6%	111.5	2.8%
Very Small, Small and Middle Market Loans [2,3]	**198.2**	**193.0**	**2.7%**	**176.3**	**12.5%**
Corporate Loans [3]	**408.5**	**376.0**	**8.6%**	**351.1**	**16.3%**
Total for Brazil with Financial Guarantees Provided and Private Securities	1,025.0	982.5	4.3%	932.8	9.9%
Latin America [3,4]	**229.1**	**202.3**	**13.3%**	**218.8**	**4.7%**
Total with Financial Guarantees Provided and Private Securities	1,254.1	1,184.8	5.9%	1,151.6	8.9%
Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation) [5]	1,254.1	1,220.7	2.7%	1,170.5	7.1%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Includes portfolio of Argentine clients outside Argentina. (5) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

Performance analysis for the second quarter of 2024

Management commentary

The recurring managerial result reached R$10.1 billion in the second quarter of 2024, a 3.1% increase from the previous quarter. The recurring managerial return on equity was 22.4% on a consolidated basis and 23.6% for the operations in Brazil. The loan portfolio increased by 5.9% on a consolidated basis and by 4.3% in Brazil. Excluding exchange rate variations, the consolidated loan portfolio would have grown by 2.7% in the quarter, and 7.1% year-on-year. The individuals loan portfolio in Brazil was up 1.2% in the quarter and 3.2% year-on-year. The Individuals portfolio has been negatively impacted by the outflow of risk from clients that destroy value, with the credit card portfolio being the most significantly impacted by this movement. This portfolio remained stable in the second quarter. However, the Uniclass and Personnalité segments grew by 3% in the quarter (17% growth year-on-year). In the second quarter, the growth of 1.6% in the mortgage portfolio and 0.8% in the payroll loans portfolio were noteworthy. The growth in the large companies portfolio was 8.6% in the quarter, due to increased demand for credit from this segment. The increase in the loan portfolio has continued to have a positive impact on our margin with clients, as well as the higher liabilities' margin due to a higher volume of funding. Furthermore, the financial margin of operations in Latin America increased, as well as the structured operations in our wholesale business operations. These increases have led to our margin with clients growing by 1.7%, closing the second quarter at R$26.3 billion. Once again, credit quality metrics stand out. Non-performing loans over 90 days overdue (NPL 90) remained stable at 2.7%. In Brazil, the ratios for individuals, very small, small and middle-market companies, as well as corporate loans, also remained stable. Non-performing loans 15-90 days overdue (NPL 15-90) were down 0.1 p.p., closing the quarter at 2.3%. The reduction in the indicator for the individuals' portfolio was 0.1 p.p. with improvements in credit cards, personal loans and vehicle financing. In the very small, small and middle-market loans portfolio, the indicator closed the quarter at 1.7%, down 0.2 p.p. This positive scenario for credit quality is reflected in the cost of credit, which remained practically stable at R$8.8 billion for another quarter, even given the growth of the loan portfolio. As a result, the indicator for the cost of credit over the loan portfolio closed at 2.9%, down 0.1 p.p. over the previous quarter. Commissions and fees and result from insurance operations increased by 5.0% in the quarter. There was a noteworthy increase in revenues from investment banking and asset management operations, the latter related to the recognition of performance fees (in addition to the greater number of business days in the quarter). Non-interest expenses, which are seasonally lower in the first quarter of the year, were up 4.7%. Given this dynamic in the results for the quarter, the consolidated efficiency ratio was 38.8% on a consolidated basis and 37.2% in Brazil, in both cases at their lowest points ever for a second quarter in the historical series.

Compared to the first half of 2023, the recurring managerial result was up 15.5%, and the recurring managerial return on equity was up 1.2 p.p. on a year-on-year basis. Also noteworthy was the 21.7% increase in income before taxes and minority interests, which totaled R$29.3 billion. The positive effect of the growth in portfolio and liabilities' margin (by volume), in addition to higher gains from structured operations in the wholesale business segment, has led to a 6.3% increase in the financial margin with clients. Likewise, our financial margin with the market increased and the cost of credit decreased. Commissions and fees and result from insurance operations rose by 8.1% year-on-year. This increase was the result of higher revenue from card issuer activities, and higher gains from investment banking and asset management operations. Non-interest expenses were up 5.0%, whereas the efficiency ratio decreased by 1.1 p.p.

main figures

recurring managerial result

R$10.1 bn 2Q24 — **+3.1%** 2Q24 x 1Q24

credit portfolio

R$1,254.1 bn 2Q24 — **+5.9%** 2Q24 x 1Q24

financial margin with clients

R$26.3 bn 2Q24 — **+1.7%** 2Q24 x 1Q24

financial margin with the market

R$1.4 bn 2Q24 — **+32.4%** 2Q24 x 1Q24

cost of credit

R$8.8 bn 2Q24 — **+0.2%** 2Q24 x 1Q24

fees and insurance

R$13.7 bn 2Q24 — **+5.0%** 2Q24 x 1Q24

non-interest expenses

R$15.1 bn 2Q24 — **+4.7%** 2Q24 x 1Q24


20.9%
21.1%
21.2%
21.9%
22.4%
8,742
9,040
9,401
9,771
10,072
2Q23
3Q23
4Q23
1Q24
2Q24
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Annualized recurring managerial return on average equity

22.4% — **+0.5 p.p.** 2Q24 x 1Q24

2024 Forecast

Guidance for the year remains unchanged

	Consolidated	Growth on a comparable basis[4]	
Total credit portfolio[1]	Growth between **6.5%** and **9.5%**		
Financial margin with clients	Growth between **4.5%** and **7.5%**	Growth between **5.5%** and **8.5%**	
Financial margin with the market	Between **R$3.0 bn** and **R$5.0 bn**		
Cost of credit[2]	Between **R$33.5 bn** and **R$36.5 bn**		
Commissions and fees and results from insurance operations[3]	Growth between **5.0%** and **8.0%**	Growth between **5.5%** and **8.5%**	
Non-interest expenses	Growth between **4.0%** and **7.0%**	Growth between **5.0%** and **8.0%**	Core[5] expenses below inflation
Effective tax rate	Between **29.5%** and **31.5%**		

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) **Considers pro forma adjustments in 2023 of the sale of** Banco Itaú Argentina; (5) Calculated based on Brazil core expenses.

2023 income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023, excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all of the shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 only took into account the results for the month of July 2023 only.

It is important to highlight that our results are being released with Banco Itaú Argentina in the base and the numbers presented in this material and in the next ones do not contain this pro forma adjustment shown here.

In R$ million	1Q23	2Q23	3Q23	4Q23	2023
Financial margin with Clients	23,608	24,457	25,384	26,293	99,743
Service and insurance operations	12,257	12,343	12,850	13,478	50,928
Non-interest expenses	(13,525)	(13,980)	(14,649)	(15,344)	(57,498)

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Income Statement and Balance Sheet Analysis

Managerial **Financial Margin**

Highlights

- The financial margin with clients was up 1.7% in the quarter. This increase was driven by the positive effects of the higher average volumes of loans and deposits, in addition to higher margins in Latin America and structured operations in the wholesale business segment. The financial margin with clients was up 6.3%, compared to the first half of 2023. This increase was driven by the higher credit volume and higher liabilities' margin (by volume), in addition to higher gains from structured operations in the wholesale business segment.
- The increase in financial margin with the market in the quarter was mainly due to higher gains from the trading strategy in Brazil. Compared to the first six months of 2023, the 43.5% increase was mainly driven by higher gains from the management of assets and liabilities in Brazil.

In R$ million	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Financial Margin with Clients	**26,263**	**25,821**	**1.7%**	**24,927**	**5.4%**	**52,084**	**48,975**	**6.3%**
Financial Margin with the Market	**1,402**	**1,059**	**32.4%**	**1,070**	**31.0%**	**2,461**	**1,715**	**43.5%**
Total	**27,665**	**26,880**	**2.9%**	**25,997**	**6.4%**	**54,545**	**50,689**	**7.6%**

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients


R$ billions
7.4%
2.7%
24.5
25.8
-3.0
22.8
-0.1
0.4
0.2
0.2
23.4
2.8
26.3
2Q23 Ex-Argentina
1Q24
1 Working capital(1) and others 1Q24
Spread-sensitive operations 1Q24
2 Product mix
3 Average volume
4 Spreads and liabilities margin
Latin America and others (2)
Spread-sensitive operations 2Q24
1 Working capital(1) and others 2Q24
2Q24

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale business segment.

1. **Working capital and other (- R$0.2 billion):** mainly due to the negative effect of the payment of dividends during last quarter.
2. **Product mix (- R$0.1 billion):** decrease due to the higher relative share of the corporate and Latin American portfolios.
3. **Average volume (+ R$0.4 billion):** positive impact due to the increase in the average profitable portfolio, for both individuals and companies.
4. **Spreads and liabilities' margin (+ R$0.2 billion):** mainly due to the positive impact of the volume of deposits on the liabilities' margin.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	2Q24 Average Balance(1)	2Q24 Financial Margin	2Q24 Average Rate (p.a.)	1Q24 Average Balance(1)	1Q24 Financial Margin	1Q24 Average Rate (p.a.)
Financial Margin with Clients	**1,238,451**	**26,263**	**8.8%**	**1,200,841**	**25,821**	**8.9%**
Spread-Sensitive Operations	1,107,581	23,425	8.7%	1,066,644	22,807	8.8%
Working Capital and Other	130,870	2,838	9.0%	134,196	3,014	9.3%
Cost of Credit		**(8,812)**			**(8,793)**	
Risk-Adjusted Financial Margin with Clients	**1,238,451**	**17,451**	**5.7%**	**1,200,841**	**17,028**	**5.8%**

(1) Average daily balance.

Consolidated **Brazil**


Consolidated
8.7% 8.7% 8.8% 8.9% 9.0% 8.9% 8.8%
5.1% 5.3% 5.4% 5.6% 5.8% 5.8% 5.7%
4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24
Brazil
9.4% 9.4% 9.6% 9.7% 9.8% 9.6% 9.5%
5.3% 5.6% 5.6% 5.9% 6.2% 6.1% 6.2%
4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24
Financial margin with clients
Risk-adjusted financial margin with clients

Cost of Credit

Highlights

- The cost of credit remained basically stable during the quarter. The increases in the provision for loan losses and impairment charges on private securities were offset by the higher recovery of loans written off as losses.
- The decrease in the cost of credit compared to the first half of 2023 was mainly driven by the Retail business segment in Brazil, due to lower provision for loan losses and discounts granted, and the improved recovery of loans written off as losses.

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Provision for Loan Losses	(9,294)	(9,131)	1.8%	(9,609)	-3.3%	(18,425)	(18,618)	-1.0%
Recovery of Loans Written Off as Losses	1,268	1,092	16.2%	993	27.7%	2,360	1,810	30.3%
Result from Loan Losses	**(8,026)**	**(8,039)**	**-0.2%**	**(8,616)**	**-6.9%**	**(16,065)**	**(16,808)**	**-4.4%**
Impairment	(169)	(128)	32.3%	(5)	3052.1%	(296)	(34)	774.9%
Discounts Granted	(617)	(626)	-1.5%	(820)	-24.7%	(1,243)	(1,687)	-26.3%
Cost of Credit	**(8,812)**	**(8,793)**	**0.2%**	**(9,441)**	**-6.7%**	**(17,605)**	**(18,529)**	**-5.0%**
Cost of Credit / Total Risk (*) – Annualized (%)	**2.9**	**3.0**	**-0.1 p.p.**	**3.3**	**-0.4 p.p.**	**2.9**	**3.2**	**-0.3 p.p.**

(*) Average loan portfolio balance, including financial guarantees provided and private securities.

The cost of credit remained basically stable during the period, increasing by R$18 million from the previous quarter. The provision for loan losses in Latin America and the impairment charges on private securities in the Wholesale business segment in Brazil increased during the quarter. These effects were partially offset by the higher recovery of loans written off as losses, in addition to the decrease in the provision for loan losses in the Wholesale business segment in Brazil.

Compared to the first half of 2023, the cost of credit decreased by R$924 million, mainly driven by the Retail business segment in Brazil, as a result of the reduction of R$233 million in the provision for loan losses, R$451 million in discounts granted, and the increase of R$612 million in the recovery of loans written off as losses in this segment. Additionally, the provision for loan losses in the Wholesale business segment in Brazil was R$296 million lower in the period, and this effect was offset by the increase in impairment charges on private securities.

Provision for Loan Losses by Segment

R$ millions


4.2
4.1
4.1
4.0
4.0
9,609
757
592
8,260
9,212
763
337
8,112
9,295
827
567
7,901
9,131
833
319
7,979
9,294
1,065
170
8,059
2Q23
3Q23
4Q23
1Q24
2Q24
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

The increase in the provision for loan losses in the quarter was recorded mainly in Latin America, due to the increase in the provision for one specific client in the companies segment. The provision for loan losses remained basically stable in the Retail business segment in Brazil during the quarter.

Recovery of Loans Written off as Losses and Sales of Financial Assets

The recovery of loans written off as losses increased from the previous quarter in both Latin America and Wholesale business segment in Brazil. In the second quarter of 2024, portfolios already written off as losses were sold in the amount of R$144 million, with a positive impact of R$14 million on the recovery of loans and R$7 million in the recurring managerial result. These sales do not impact the credit quality indicators.

During the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk, totaling R$398 million (R$281 million from large companies and R$116 million from Latin America) relating to active portfolios which were not overdue, or with short delinquency. These sales of active portfolios had a negative impact of R$4 million on operating revenues, a positive impact of R$11 million on the cost of credit, and a positive impact of R$4 million on the recurring managerial result, with no material impact on credit quality indicators.

Allowance for Loan Losses and Financial Guarantees Provided

R$ millions


57,334
16,826
796
39,712
57,186
16,629
791
39,766
55,380
16,353
937
38,090
54,128
15,966
908
37,254
54,472
15,721
956
37,795
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of March 2024, the allowance for loan losses and financial guarantees provided were up 0.6%, due to higher levels of provision in Latin America.

Credit Quality

Highlights

- The nonperforming loans 90 days overdue ratio (NPL 90) remained stable compared to the previous quarter, reaching its lowest level for the last two years. In Brazil, the decrease of 0.1 p.p. was due to the higher percentage share of large companies in the loan portfolio, which has lower delinquency rates than other segments, whereas indicators for all segments remained stable.
- The nonperforming loans 15-90 days overdue ratio (NPL 15-90) decreased during the quarter, notably for individuals and the very small, small and middle-market companies in Brazil. In Latin America, the increase in the ratio was due to higher delinquency for companies in both Chile and Colombia.

Nonperforming Loans


R$ billions
27.1
24.5
27.3
24.8
25.7
23.1
24.5
22.0
25.3
22.5
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** there was a 3.4% increase in the total NPL portfolio compared to the previous quarter. This increase occurred in all segments due to the growth in the loan portfolio.

NPL Ratio (%) | over 90 days


3.5
3.5
3.2
3.1
3.0
3.0
3.0
2.8
2.7
2.7
4.9
4.9
4.4
4.2
4.2
2.5
2.6
2.6
2.6
2.6
1.3
1.3
1.4
1.4
1.4
0.1
0.1
0.1
0.1
0.1
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Both the total NPL 90 ratio and the ratio for Latin America remained stable in the quarter. In Brazil, the reduction in the ratio was due to the greater percentage share of large companies, which have lower delinquency rates than other segments, in the loan portfolio. NPL ratios for corporate and very small, small and middle-market companies remained stable during the quarter. The NPL ratio for the individuals segment in Brazil was also stable, and there were noteworthy ratio reductions in the credit card, vehicle financing and mortgage portfolios, demonstrating the quality of recent vintages.

NPL Ratio (%) | 15 to 90 days


2.5
2.3
2.3
2.4
2.3 +0.02*
2.5
2.3
2.3
2.4
2.3 +0.02*
3.4
3.2
3.2
3.3
3.2
2.5
2.3
2.2
2.4
2.5
1.8
1.7
1.8
1.9
1.7
0.3
0.2
0.0
0.3
0.1 +0.12*
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

* Excluding the effect of credit sales which would be active at the end of June-24, in the amount of R$281 million, from corporate segment in Brazil.

Both the total NPL 15-90 day ratio and the ratio for Brazil decreased compared to the previous quarter. In Brazil, the ratio was down in the individuals segment, due to the typical seasonal increase during the first quarter, with household expenses piling up. We also recorded a reduction in these ratios for corporate and very small, small and middle-market companies, with no concentration on a specific client or sector. In Latin America, the increase in the ratio was due to higher delinquencies for companies in both Chile and Colombia.

Loan Portfolio by Risk Level

Brazil¹			Consolidated		
Total Allowance for Loan Losses (R$ million)					
50,308	47,131	46,606	57,334	54,128	54,472

Loan Portfolio by Risk Level


48.7%
51.3%
52.7%
49.4%
51.5%
52.8%
33.3%
29.5%
28.6%
30.3%
27.5%
26.5%
7.7%
3.2%
1.0%
6.1%
10.1%
2.8%
0.7%
5.5%
10.1%
2.6%
0.7%
5.4%
9.4%
4.1%
1.2%
5.4%
11.3%
3.6%
1.0%
5.1%
11.3%
3.5%
1.0%
4.9%
Jun-23
Mar-24
Jun-24
Jun-23
Mar-24
Jun-24
AA
A
B
C
D
E-H

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Coverage Ratio | 90 days


212%
209%
216%
221%
215%
95%
95%
96%
98%
98%
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total
Total (Expanded)
1403%
1468%
1342%
1253%
1021%
275%
271%
260%
285%
277%
205%
203%
211%
214%
207%
180%
177%
182%
184%
179%
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Total - Brazil¹
Retail business - Brazil
Latin America ex-Brazil
Wholesale business - Brazil

[1] Includes units abroad ex-Latin America.

The 6 p.p. decrease in the total coverage ratio was mainly driven by the impact of higher nonperforming loans in the Retail business segment in Brazil, which has a greater weighting relative to the total ratio. However, our expected loss provisioning model keeps the proper level of provision, taking into account the financial situation of our clientes, and any changes to the macroeconomic scenario.

Loan Portfolio Write-Off


R$ millions
8,652
8,876
10,297
10,120
9,337
1.0%
1.0%
1.1%
1.1%
1.0%
2Q23
3Q23
4Q23
1Q24
2Q24
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

The loan portfolio write-off decreased by 7.7% on the previous quarter in Brazil, in both the Retail and Wholesale business segments. The ratio of operations written off and the average balance of the loan portfolio decreased during the quarter.

NPL Creation


R$ millions
9,185
9,215
9,048
9,039
10,177
8,625
8,344
7,749
8,114
8,565
367
738
889
722
1,359
968*
193
134
409
203
254
2Q23
3Q23
4Q23
1Q24
2Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.8%
1.7%
1.6%
1.6%
1.7%
1.0%
1.0%
1.0%
1.0%
1.1%
0.7%
0.2%
0.4%
0.5%
0.4%
0.5%*
0.1%
0.1%
0.2%
0.1%
0.1%
2Q23
3Q23
4Q23
1Q24
2Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

* NPL Creation from Latin America calculated disregarding the exchange rate variation for the period.

NPL Creation in the credit portfolio increased during the quarter. The increase in the ratio for the Retail business segment in Brazil was mainly due to the rollover of shorter delays portfolios, which came from the seasonality of the individuals' credit portfolios, for longer delay bands. In Latin America, the increase was mainly due the exchange rate variation during the period.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and private securities.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
37.4
37.3
35.5
34.6
34.1
40.9
40.9
39.0
37.6
37.4
3.6
3.6
3.6
3.0
3.3
1.5
1.3
1.4
1.4
1.5
12.4
13.1
12.6
12.4
12.0
9.8
9.8
9.5
9.3
9.1
3.5
3.5
3.4
3.3
3.3
10.3
9.6
8.6
8.2
8.2
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The renegotiated loan portfolio decreased for individuals, for loans past due more than 30 days at the time of renegotiation. Coverage ratio (allowance for loan losses/portfolio) and NPL 90 increased in the quarter.


38.8%
40.3%
39.2%
40.7%
41.2%
18.8%
19.7%
18.3%
18.3%
19.7%
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- In the quarter, the growth of 5.0% in commissions and fees and result from insurance operations was mainly due to higher volumes in financial advisory and brokerage services, the recognition of performance fees in fund management, and the increase in result from insurance operations.
- Commissions and fees and result from insurance operations increased 8.1% on a year-on-year basis, mainly due to: (i) higher volumes of advisory and brokerage services; (ii) an increase in gains from fund management; (iii) increased gains from card-issuing activities; and (iv) a higher result from insurance operations due to an increase in earned premiums.

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Credit and Debit Cards	4,219	4,186	0.8%	4,048	4.2%	8,405	8,049	4.4%
Card Issuance	3,135	3,113	0.7%	2,891	8.4%	6,248	5,874	6.4%
Acquiring	1,084	1,073	1.0%	1,157	-6.3%	2,157	2,175	-0.8%
Current Account Services	1,559	1,626	-4.1%	1,673	-6.8%	3,186	3,399	-6.3%
Asset Management	1,625	1,505	8.0%	1,442	12.7%	3,131	2,943	6.4%
Fund Management Fees	1,281	1,191	7.6%	1,113	15.1%	2,472	2,251	9.8%
Consórcio Administration Fees	344	314	9.5%	329	4.6%	658	692	-4.9%
Advisory Services and Brokerage	1,504	1,123	33.9%	820	83.5%	2,627	1,478	77.7%
Credit Operations and Guarantees Provided	683	677	0.8%	654	4.4%	1,360	1,304	4.3%
Collection Services	528	508	3.9%	507	4.1%	1,035	1,007	2.8%
Other	333	401	-17.0%	380	-12.4%	734	785	-6.5%
Latin America (ex-Argentina)	882	825	6.9%	741	19.1%	1,708	1,535	11.3%
Commissions and Fees	11,333	10,852	4.4%	10,264	10.4%	22,185	20,500	8.2%
Result from Insurance Operations[1]	2,400	2,230	7.6%	2,079	15.4%	4,630	4,100	12.9%
Services and Insurance (ex-Argentina)	13,733	13,082	5.0%	12,343	11.3%	26,815	24,600	9.0%
Argentina	-	-	-	99	-	-	209	-
Services and Insurance	13,733	13,082	5.0%	12,442	10.4%	26,815	24,809	8.1%

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenues from card-issuing activities increased by 0.7% from the previous quarter. Higher gains from interchange fees, as a result of an increase in the credit card transaction volume, were partially offset by the increase in reward program expenses. Compared to the first half of 2023, the 6.4% increase in revenues from card-issuing activities were mainly due to higher gains from interchange fees, as a result of an increase in the credit card transaction volume.

Acquiring revenues increased by 1.0% from the first quarter of 2024, mainly due to the increase in gains from the flex product. Acquiring revenues decreased by 0.8% compared to the first half of the previous year. We had an increase in the credit and debit card transaction volume which was offset by lower gains from the flex product. Despite the reduction in the commissions and fees line, it's worth noting that the acquiring take rate evolved positively as a result of the improvement of the cost of funding in the flex product which is being passed on to our customers, has a positive effect in the financial margin with clients and a negative effect on the acquiring view in the commissions and fees line in this document.

Card Issuance Activities

R$ millions

Transaction Volume
2Q24

R$210.5 billion
▲ + 3.6% (vs. 1Q24)
▲ + 5.5% (vs. 2Q23)

credit
▲ + 3.8% (vs. 1Q24)
▲ + 7.6% (vs. 2Q23)

debit
▲ + 3.1% (vs. 1Q24)
▼ - 2.5% (vs. 2Q23)


39.3
35.0
199,605
42,123
157,481
2Q23
37.8
35.9
203,113
39,819
163,295
1Q24
37.3
36.4
210,501
41,066
169,435
2Q24
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
2Q24

R$228.1 billion
▲ + 5.4% (vs. 1Q24)
▲ + 9.7% (vs. 2Q23)

credit
▲ + 5.9% (vs. 1Q24)
▲ + 13.7% (vs. 2Q23)

debit
▲ + 4.4% (vs. 1Q24)
▲ + 1.9% (vs. 2Q23)


1,508
208,010
71,546
136,464
2Q23
1,484
216,383
69,796
146,587
1Q24
1,507
228,086
72,898
155,188
2Q24
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Current Account Services

Revenues from current account services decreased by 4.1% from the previous quarter. This reduction was mainly due to lower gains from packages for individuals and companies, mainly due to the waiving of fees charged to clients affected by the floods in the state of Rio Grande do Sul.

Compared to the first half of 2023, revenues from current account services decreased by 6.3%, mainly due to lower gains from packages for individuals, as a result of our proactive agenda of offering better conditions for customers as they improve their relationship with the bank.

Asset Management

- **Fund Management**

Fund management fees were up 7.6% from the first quarter of 2024, mainly driven by the recognition of performance fees and the higher number of business days compared to the previous quarter (63 vs. 61 business days).

Compared to the first half of the previous year, the 9.8% increase in fund management fees was mainly due to the increase in the balance.

Managed Portfolio and Investment Funds


R$ billions
+14.5%
+3.1%
1,644
1,699
1,757
1,825
1,882
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

Note: Does not include Latin America (ex-Brazil).

- ***Consórcio* Administration Fees**

Consórcio administration fees increased by 9.5% from the first quarter of 2024, mainly due to the increase in production.

Compared to the first half of 2023, *Consórcio* administration fees decreased by 4.9%.

Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided increased by 0.8% from the first quarter of 2024. The increase in loan operations was partially offset by the reduced gains from financial guarantees provided.

Revenue from loan operations and financial guarantees provided increased by 4.3% on a year-on-year basis, mainly due to the increase in the local sureties portfolio.

Collection Services

Revenues from collection services increased by 3.9% from the previous quarter, and by 2.8% on a year-on-year basis. Both increases were mainly due to greater gains from the collection of payment slips.

Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by 33.9% from the previous quarter and 77.7% on a year-on-year basis. Both increases were mainly due to higher volumes of fixed income transactions.

Fixed Income: In the 12-month period (June 2023 to May 2024), in local fixed income, we remained ranked in 1st place in ANBIMA's Origination ranking, totaling R$104.8 billions in originated volume (a 25% market share), and were ranked 1st in the ANBIMA'S Distribution ranking, totaling R$59.5 billions in distributed volume (a 27% market share).

Equities: In the last 12 months, we entered into 29 transactions, totaling R$8.7 billions in volume (a 18% market share), ranking 1st in terms of number of transactions and 2nd in terms of volume in Dealogic's ranking.

Mergers and Acquisitions: In the last 12 months, we entered into 40 transactions, totaling R$50.5 billions in volume (a 29% market share), ranking 1st in terms of volume and 2nd in terms of number of transactions in Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The 7.6% increase in the result from insurance, pension plan and premium bonds in the quarter was due to increases in earned premiums, in revenues from premium bonds and in managerial financial margin, in addition to the higher revenue from pension plan asset management.
- Compared to the first half of 2023, the 12.9% increase in the result from insurance, pension plan and premium bonds was driven by the increase in earned premiums as a result of higher sales of insurance policies. We also recorded higher net revenue from premium bonds, commissions and fees, and earnings of affiliates.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Earned Premiums	1,705	1,674	1.8%	1,582	7.7%	3,379	3,126	8.1%
Revenues from Pension Plan	(25)	(42)	-39.1%	(52)	-51.4%	(67)	(78)	-14.0%
Revenues from Premium Bonds	196	182	7.7%	163	20.1%	379	313	20.9%
Managerial Financial Margin	62	13	369.4%	17	273.9%	75	57	31.1%
Commissions and Fees	709	627	13.2%	582	21.9%	1,336	1,153	15.9%
Earnings of Affiliates	166	165	0.6%	176	-5.2%	332	307	8.2%
Revenues from Insurance, Pension Plan and Premium Bonds	2,813	2,620	7.4%	2,467	14.0%	5,434	4,878	11.4%
Retained Claims	(408)	(384)	6.4%	(383)	6.7%	(792)	(768)	3.1%
Insurance Selling Expenses	(5)	(7)	-27.6%	(5)	-5.4%	(12)	(10)	14.2%
Result from Insurance, Pension Plan and Premium Bonds	2,400	2,230	7.6%	2,079	15.4%	4,630	4,100	12.9%
Recurring Managerial Result	1,000	951	5.2%	924	8.2%	1,951	1,842	5.9%

The increase in the result from insurance, pension plan and premium bonds in the quarter was due to: **(i)** higher earned premiums, due to higher credit life, mortgage and protected card insurance portfolios and net revenue from premium bonds; **(ii)** an increase in managerial financial margin, due to higher interest paid on our assets; and **(iii)** higher commissions and fees on premium bonds. These effects were partially offset by the increase in retained claims in the life and credit life insurance portfolios.

Compared to the first half of 2023, the 12.9% increase in the result from insurance, pension plan and premium bonds was driven by higher sales in the insurance portfolios, mainly the life, personal accident, credit life and protected card portfolios, in addition to higher revenues from premium bonds. We also recorded an increase in commissions and fees driven by higher third-party insurance sales and earnings of affiliates.

Earned Premiums Breakdown


R$ millions
1,582
7.1%
13.1%
3.8%
16.7%
14.3%
45.0%
1,620
7.5%
13.1%
3.5%
16.8%
14.1%
45.0%
1,659
7.3%
13.2%
3.4%
17.4%
14.4%
44.3%
1,674
7.7%
12.8%
3.1%
18.3%
14.6%
43.5%
1,705
7.8%
12.9%
3.0%
18.5%
14.8%
43.0%
2Q23
3Q23
4Q23
1Q24
2Q24
Life and Personal Accident
Protected Card
Credit Life
Familiar Protection
Mortgage
Other

Retained Claims Breakdown


R$ millions
24.2%
23.0%
22.3%
22.9%
24.0%
383
19.7%
7.3%
3.8%
10.6%
7.4%
51.1%
372
19.7%
6.5%
5.6%
10.2%
7.0%
51.0%
370
21.0%
6.6%
5.0%
11.0%
6.6%
49.8%
384
22.2%
9.0%
3.4%
11.3%
6.0%
48.2%
408
17.8%
6.6%
4.3%
13.1%
5.5%
52.7%
2Q23
3Q23
4Q23
1Q24
2Q24
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	2Q24	2Q23	Δ
Earned Premiums	1,643	1,523	7.9%
Retained Claims	(349)	(318)	9.8%
Selling Expenses	(3)	(5)	-25.5%
Underwriting Margin	1,290	1,200	7.5%
Managerial Financial Margin	88	106	-17.1%
Commissions and Fees	275	213	28.9%
Other Income and Expenses[2]	(947)	(821)	15.4%
Recurring Managerial Result	705	698	1.0%
Combined Ratio	55.0%	50.5%	4.5 p.p.

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Our core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose by 1.0% year-on-year. Earned premiums increased by 7.9%, mainly driven by higher sales of credit life, life, personal accident and protected card policies. Commissions and fees increased by 28.9% driven by higher sales of third-party insurance policies. Managerial financial margin decreased by 17.1% mainly due to the interest rate reduction in Brazil. The bancassurance insurance agenda continues to make headway, contributing to the development of a future portfolio and offering greater protection to our clients.

Non-interest Expenses

Highlights

- Non-interest expenses were up 4.7% on the previous quarter, due to the seasonality of the first quarter in the year, when personnel and administrative expenses are lower.
- Non-interest expenses were up 5.0% year-on-year. Personnel expenses increased due to the effects of the collective wage agreement in 2023, which included a 4.58% adjustment to salaries and benefits beginning in September, and due to the higher profit sharing expenses. The efficiency ratio for the 12-month period was 39.3%, the lowest level since the association between Itaú and Unibanco.

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Personnel Expenses	(6,614)	(6,455)	2.5%	(6,204)	6.6%	(13,069)	(12,058)	8.4%
Compensation, Charges, Social Benefits, Terminations and Training	(4,665)	(4,640)	0.5%	(4,563)	2.2%	(9,304)	(9,007)	3.3%
Management and Employees' Profit Sharing [1]	(1,949)	(1,816)	7.3%	(1,642)	18.7%	(3,765)	(3,051)	23.4%
Administrative Expenses	(5,123)	(4,886)	4.8%	(4,776)	7.3%	(10,009)	(9,415)	6.3%
Third-Party and Financial System Services, Security and Transportation	(1,710)	(1,565)	9.2%	(1,624)	5.3%	(3,275)	(3,247)	0.9%
Data Processing and Telecommunications	(1,110)	(1,040)	6.7%	(1,050)	5.7%	(2,150)	(2,030)	5.9%
Facilities and Materials	(673)	(657)	2.4%	(689)	-2.4%	(1,330)	(1,395)	-4.6%
Depreciation and Amortization	(1,090)	(1,084)	0.5%	(931)	17.1%	(2,173)	(1,869)	16.3%
Advertising, Promotions and Publications	(353)	(391)	-9.8%	(340)	3.7%	(744)	(596)	24.8%
Other	(188)	(149)	26.0%	(142)	32.1%	(336)	(278)	20.9%
Provision Expenses	(786)	(705)	11.4%	(540)	45.4%	(1,490)	(1,062)	40.3%
Provision for lawsuits civil, tax and social security obligations	(150)	(206)	-27.0%	(201)	-25.4%	(356)	(346)	2.7%
Provision for labor claims	(635)	(499)	27.3%	(339)	87.5%	(1,134)	(716)	58.5%
Operating Expenses	(561)	(425)	31.9%	(657)	-14.7%	(986)	(1,357)	-27.3%
Selling - Credit Cards	(365)	(328)	11.3%	(412)	-11.5%	(693)	(844)	-17.9%
Claims and Other	(196)	(97)	101.4%	(245)	-20.1%	(293)	(513)	-43.0%
Other Tax Expenses [2]	(77)	(91)	-14.9%	(82)	-5.6%	(168)	(153)	9.4%
Total - Brazil	(13,160)	(12,562)	4.8%	(12,259)	7.3%	(25,722)	(24,045)	7.0%
Latin America (ex-Brazil and Argentina) [3]	(1,910)	(1,824)	4.7%	(1,720)	11.0%	(3,734)	(3,460)	7.9%
Total (ex-Argentina)	(15,069)	(14,386)	4.7%	(13,980)	7.8%	(29,456)	(27,505)	7.1%
Argentina	-	-	-	(293)	-	-	(556)	-
Total	(15,069)	(14,386)	4.7%	(14,272)	5.6%	(29,456)	(28,061)	5.0%

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

The increase in non-interest expenses in the quarter were driven by: **(i)** higher personnel expenses due to the increase in profit sharing expenses; **(ii)** an increase in administrative expenses, mainly due to third-party services with consulting services, to data processing and telecommunications; **(iii)** an increase in the provision for labor claims, due to the greater number of lawsuits; and **(iv)** an increase in operating expenses.

In the first half of 2024, non-interest expenses were up 5.0% year-on-year, whereas inflation during the period was 4.2% (IPCA). Personnel expenses increased because of the negotiation of the collective wage agreement, which included a 4.58% adjustment to salary and benefits beginning in September, as well as due to higher profit sharing expenses in connection with the bank's improved financial performance. Administrative expenses were also higher due to increased expenses for data processing, marketing campaigns and depreciation and amortization, as a result of higher levels of investment in technology projects over the last few years. Provisions for labor claims also increased during the period.

Number of Employees - in thousands


99.9
11.2
0.6
72.8
15.3
Jun-23
97.5
9.7
0.6
71.7
15.5
Sep-23
95.7
9.3
0.6
70.3
15.6
Dec-23
95.8
9.3
0.6
70.2
15.8
Mar-24
96.2
9.3
0.6
69.8
16.5
Jun-24
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

96.2 thousand
employees at the end of the 2Q24

▲ **+ 0.4%** (Jun-24 vs. Mar-24)
▼ **- 3.7%** (Jun-24 vs. Jun-23)

The search for efficiency in Brazil, adjustments to our client service teams, and the decrease in the number of brick-and-mortar branches led to a 2.0% reduction in our workforce in Brazil year-on-year. In Latin America, the decrease in the number of employees was due to the sale of Banco Itaú Argentina, with a reduction of 1.5 thousand employees beginning in August of 2023, in addition to the search for efficiency in Itaú Chile. These changes led to a 3.7% reduction in the workforce year-on-year.

Efficiency Ratio

Efficiency Ratio


46.2
46.5
44.5
40.8
39.6
38.8
44.7
44.8
42.2
38.7
37.7
37.2
47.5 45.9
45.1 43.5
46.6 44.4
42.4 40.2
40.5 38.4
39.3 37.5
2Q19
2Q20
2Q21
2Q22
2Q23
2Q24
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: a decrease of 1.1 p.p. year-on-year. Non-interest expenses were up 5.3%, while revenue increased by 7.9%.

Change in non-interest expenses, highlighting investments

1H24 vs. 1H23


In R$ billions
Investments
Core: (0.7) | 3.8%
(28.1)
4.0
(24.0)
(1.0)
(25.1)
0.5
(1.2)
(25.7)
(3.7)
(29.5)
1H23
Latin America
Brazil 1H23
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 1H24
Latin America
1H24

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our network in Brazil decreased by 10.5% year-on-year, due to the closure of brick-and-mortar branches. In Latin America, this reduction was due to the sale of Banco Itaú Argentina, which had 145 points of service in June 2023.


42,400
41,746
41,694
40,877
40,151
24,172
24,098
24,169
24,123
23,872
778
624
627
617
617
620
549
542
615
597
16,830
16,475
16,356
15,522
15,065
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina until Jun-23 and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, always taking into consideration the availability of physical points of service and digital channels, according to demand and in conformity with our "phygital" strategy. We carry out thorough assessments of the performance of our branches, measuring the movement of clients and the creation of new business, as well as the ability to retain, and keep our active clients satisfied and working closely with the bank. Based on this assessment, we recorded an annual reduction of 6.6% in brick-and-mortar branches in Brazil. The sale of Banco Itaú Argentina, which had 68 branches in June 2023, was the biggest driver of this reduction in Latin America.


3,635
3,509
3,502
3,401
3,342
2,639
2,608
2,606
2,515
2,464
637
629
627
619
620
359
272
269
267
258
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil (i)

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú Argentina until Jun-23, Banco Itaú BBA and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
95	255	232	1,992	497

(*) In June 2024. Does not include branches and CSBs in Latin America and Itaú BBA.

Balance Sheet

Highlights

- Total assets were up 5.1% for the quarter, mainly driven by the increases of (i) R$68.9 billion in securities; (ii) R$42.7 billion in loan operations, notably in companies and Latin America portfolios; and (iii) R$31.8 billion in other assets, mainly driven by the increase in the foreign exchange portfolio. In the 12-month period, securities increased by R$162.2 billion, whereas other assets increased by R$72.7 billion, mainly driven by the foreign exchange portfolio.
- In the quarterly evolution of liabilities, there were notable increases of: (i) R$51.8 billion in deposits, mostly time deposits; (ii) R$33.6 billion in deposits received under securities repurchase agreements; and (iii) R$32.2 billion in other liabilities, mainly due to a higher foreign exchange portfolio. The 4.4% increase in stockholders' equity was mainly driven by the result for the period, net of dividends and interest on capital. In the 12-month period, deposits increased by R$93.9 billion, whereas deposits received under securities repurchase agreements increased by R$87.3 billion. Additionally, other liabilities increased R$77.8 billion, mainly driven by higher foreign exchange portfolio.

Assets (In R$ millions, end of period)	2Q24	1Q24	Δ	2Q23	Δ
Current and Long-term Assets	**2,897,179**	**2,754,657**	**5.2%**	**2,548,077**	**13.7%**
Cash	33,862	34,344	-1.4%	30,636	10.5%
Interbank Investments	303,836	317,025	-4.2%	267,688	13.5%
Securities	1,021,700	952,834	7.2%	859,528	18.9%
Derivative Financial Instruments	70,380	72,616	-3.1%	72,773	-3.3%
Interbank and Interbranch Accounts	238,729	223,636	6.7%	211,387	12.9%
Loan, Lease and Other Loan Operations	893,501	850,861	5.0%	843,565	5.9%
Other Assets	335,171	303,341	10.5%	262,500	27.7%
Permanent Assets	**34,816**	**34,259**	**1.6%**	**37,691**	**-7.6%**
Total Assets	2,931,995	2,788,916	5.1%	2,585,768	13.4%

Liabilities (In R$ millions, end of period)	2Q24	1Q24	Δ	2Q23	Δ
Current and Long-Term Liabilities	**2,740,007**	**2,605,475**	**5.2%**	**2,407,344**	**13.8%**
Deposits	1,017,165	965,331	5.4%	923,281	10.2%
Deposits Received under Securities Repurchase Agreements	430,739	397,185	8.4%	343,474	25.4%
Funds from Acceptances and the Issue of Securities	306,023	302,988	1.0%	289,836	5.6%
Interbank and Interbranch Accounts	103,593	102,663	0.9%	96,980	6.8%
Borrowing and Onlending	116,745	108,605	7.5%	102,436	14.0%
Derivative Financial Instruments	68,355	71,003	-3.7%	68,027	0.5%
Provisions	15,997	17,451	-8.3%	17,098	-6.4%
Allowance for Financial Guarantees Provided and Loan Commitments	3,011	3,162	-4.8%	3,716	-19.0%
Technical Provisions for Insurance	292,095	283,015	3.2%	253,994	15.0%
Other Liabilities	386,284	354,072	9.1%	308,502	25.2%
Non-controlling Interests	**8,200**	**7,460**	**9.9%**	**9,225**	**-11.1%**
Stockholders' Equity	**183,788**	**175,981**	**4.4%**	**169,199**	**8.6%**
Total Liabilities and Equity	2,931,995	2,788,916	5.1%	2,585,768	13.4%

Credit Portfolio

Highlights

- The individuals loans portfolio was up 1.2% in the quarter and 3.1% in the 12-month period. The increase in the quarter was mainly driven by increases of (i) 1.6% in mortgage loans; (ii) 2.3% in personal loans; and (iii) 3.1% in vehicle loans. In the 12-month period, there were noteworthy increases of (i) 9.4% in personal loans; (ii) 7.5% in vehicle loans; and (iii) 2.8% in mortgage loans.
- The companies loans portfolio was up 4.7% in the quarter and 9.4% in the 12-month period. On a year-on-year basis, significant increases were recorded in: (i) rural loans; (ii) mortgage loans; and (iii) export and import financing.

Credit Portfolio by Product

In R$ billion, end of period	2Q24	1Q24	Δ	2Q23	Δ
Individuals - Brazil (1)	**417.8**	**413.0**	**1.2%**	**405.2**	**3.1%**
Credit Card Loans	130.9	130.9	0.0%	128.4	2.0%
Personal Loans	63.2	61.8	2.3%	57.8	9.4%
Payroll Loans (2)	74.0	73.5	0.8%	74.9	-1.2%
Vehicle Loans	34.8	33.8	3.1%	32.4	7.5%
Mortgage Loans	114.6	112.8	1.6%	111.5	2.8%
Rural Loans	0.2	0.2	-23.9%	0.2	0.0%
Companies - Brazil (1)	**321.1**	**306.9**	**4.7%**	**293.6**	**9.4%**
Working Capital (3)	176.2	171.0	3.0%	170.1	3.6%
BNDES/Onlending	12.6	11.7	7.9%	10.9	15.5%
Export/Import Financing	80.9	73.2	10.5%	69.6	16.2%
Vehicle Loans	18.8	19.0	-1.0%	19.2	-2.0%
Mortgage Loans	11.2	10.9	2.4%	9.1	22.8%
Rural Loans	21.4	21.0	2.2%	14.7	46.3%
Latin America (4)	**206.0**	**181.9**	**13.2%**	**198.4**	**3.8%**
Total without Financial Guarantees Provided	945.0	901.8	4.8%	897.2	5.3%
Financial Guarantees Provided	112.3	105.6	6.4%	93.9	19.6%
Total with Financial Guarantees Provided	1,057.3	1,007.4	5.0%	991.1	6.7%
Private Securities (5)	196.8	177.4	11.0%	160.5	22.6%
Total Risk	1,254.1	1,184.8	5.9%	1,151.6	8.9%

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes portfolio of Argentine clients outside Argentina. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of June 30, 2024

Only 12.9% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	6.1	0.6%	0.2%
10 Largest debtors	39.4	3.7%	1.3%
20 Largest debtors	60.6	5.7%	2.1%
50 Largest debtors	99.1	9.4%	3.4%
100 Largest debtors	136.6	12.9%	4.7%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
897
902
945
37.7%
38.6%
37.8%
5.4%
4.0%
4.1%
6.3%
5.8%
6.4%
7.8%
7.6%
7.5%
9.6%
10.3%
9.9%
33.1%
33.6%
34.4%
2Q23
1Q24
2Q24

Corporate Credit Portfolio with Financial Guarantees by Business Sector

In R$ billions, end of period

Δ		2Q24	1Q24
▼ -12.2%	**Public Sector**	**7.2**	**8.2**
▲ 7.0%	**Private Sector**	**536.9**	**502.0**
▲ 9.1%	Real Estate	44.3	40.6
▲ 4.2%	Transportation	35.4	33.9
▲ 2.3%	Energy and water treatment	29.7	29.1
▲ 6.5%	Vehicles and auto parts	27.6	26.0
▲ 17.2%	Food and beverages	27.0	23.1
▲ 4.7%	Agribusiness and fertilizers	24.3	23.3
▲ 10.3%	Banks and financial institutions	23.2	21.0
▲ 5.6%	Pharmaceuticals and cosmetics	15.0	14.2
▲ 6.4%	Steel and metallurgy	14.5	13.6
▲ 12.7%	Infrastructure work	14.3	12.7
▲ 3.7%	Petrochemicals and chemicals	14.2	13.7
▲ 1.4%	Telecommunications	12.5	12.3
▲ 5.6%	Electronics and IT	12.3	11.6
▲ 11.1%	Capital assets	11.1	10.0
▲ 4.9%	Mining	10.3	9.8
▼ -3.8%	Oil and gas	10.3	10.7
▲ 4.1%	Entertainment and tourism	9.4	9.0
▲ 4.8%	Construction materials	8.7	8.3
▲ 11.4%	Clothing and footwear	7.3	6.6
▲ 8.3%	Services - Other	53.5	49.4
▲ 6.5%	Commerce - Other	35.6	33.4
▲ 13.9%	Industry - Other	4.4	3.9
▲ 7.1%	Other	92.0	85.9
▲ 6.6%	**Total**	**544.1**	**510.2**

itaú

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Jun-24	31.4%	17.7%	27.4%	15.1%	8.3%
Jun-23	31.7%	18.5%	27.5%	14.3%	8.0%

Loan Portfolio Mix - Companies[3]

	Corporate	Very small, small and middle market
Jun-24	67.3%	32.7%
Jun-23	66.6%	33.4%

Payroll loans

R$74.0 bn as of June 30, 2024

▲ + 0.8% (vs. Mar-24) ▼ - 1.2% (vs. Jun-23)

Compared to the end of March 2024, payroll loans for INSS beneficiaries remained stable due to the lower production from external channels as a result of the lower product profitability and the higher production through internal channels. Payroll loans in the private sector increased by 4.0%. The public sector increased by 1.0%, notably through digital channels, mainly in the state of Minas Gerais.

Portfolio by origination (%)
2nd Quarter of 2024


38%
62%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
2nd Quarter of 2024


INSS
Private sector
Public sector
11.3
10.9
51.8

Mortgage loans [2]

R$125.8 bn as of June 30, 2024

▲ + 1.7% (vs. Mar-24) ▲ + 4.3% (vs. Jun-23)

90.9% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations
2nd Quarter of 2024

R$9.2 bn

▲ + 34.3% (vs. 2Q23)

66.7% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 60.8% | Portfolio: 39.4%

Corporate loans[3]

R$408.5 bn as of June 30, 2024

▲ + 8.6% (vs. Mar-24) ▲ + 16.3% (vs. Jun-23)

In the second quarter of 2024, credit origination[4] for corporate loans increased by 23.2% compared to the previous quarter, and increased by 21.2% year-on-year. These increases, both on the quarter and year-on-year, are mainly driven by agribusiness, and by higher demand for loans in the large companies segment (companies with revenue from R$500 million to R$4 billion).

Credit cards

R$130.9 bn as of June 30, 2024

▲ + 0.0% (vs. Mar-24) ▲ + 2.0% (vs. Jun-23)


10.9%
7.6%
81.4%
9.1%
6.0%
85.0%
8.7%
5.7%
85.5%
Jun-23
Mar-23
Jun-24
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) includes installments without interest.

Vehicle loans (individuals)

R$34.8 bn as of June 30, 2024

▲ + 3.1% (vs. Mar-24) ▲ + 7.5% (vs. Jun-23)

Originations
2nd Quarter of 2024

R$5.8 bn

▲ + 21.8% (vs. 2Q23)

Average Term	% Average Down Payment	Average Ticket
45 months	39%	R$50.1 thousand

Loan-to-value

Vintage (quarterly average): 61.0%

Very small, small and middle market[3]

R$198.2 bn as of June 30, 2024

▲ + 2.7% (vs. Mar-24) ▲ + 12.5% (vs. Jun-23)

In the second quarter of 2024, credit origination[4] for very small, small and middle-market companies increased by 7.2% compared to the previous quarter, and increased by 11.1% year-on-year, with both increases concentrated on middle-market companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Include financial guarantees provided and private securities; (4) Average origination per working day in the quarter.
Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 4.1% during the quarter, while the growth for the last 12 months was 9.6%, driven by: (i) time deposits, which were up 14.2% driven by the commercial strategy for this product in the retail business segment throughout 2023, and by higher demand for fixed-income products; and (ii) funds from bills, which were up 6.3%, mainly driven by real estate bills.
- Assets under management and administration grew by 2.2% in the quarter. In the last 12 months, funding increased by 11.3%, as a result of increases of 13.6% in our own products and of 9.7% in the open platform, mainly driven by growth in social security products and Bank Deposit Certificates (CDB).

In R$ millions, end of period	2Q24	1Q24	Δ	2Q23	Δ
Funding from Clients (A)	1,240,434	1,191,437	4.1%	1,131,648	9.6%
Demand Deposits	116,460	106,275	9.6%	114,061	2.1%
Savings Deposits	179,030	174,170	2.8%	174,464	2.6%
Time Deposits	708,060	670,732	5.6%	620,222	14.2%
Funds from Bills, Structured Operations Certificates and Own Debentures[1]	236,884	240,260	-1.4%	222,901	6.3%
Other Funding (B)	193,149	177,508	8.8%	177,275	9.0%
Onlending	14,160	12,993	9.0%	12,101	17.0%
Borrowing	102,585	95,612	7.3%	90,335	13.6%
Securities Obligations Abroad	69,147	62,737	10.2%	66,942	3.3%
Other[2]	7,257	6,166	17.7%	7,897	-8.1%
Portfolio Managed and Investment Funds (C)	1,926,831	1,863,512	3.4%	1,681,772	14.6%
Total (A) +(B) + (C)	3,360,414	3,232,457	4.0%	2,990,695	12.4%
Own Products	2,327,021	2,242,672	3.8%	2,047,687	13.6%
Open Platform	357,532	367,529	-2.7%	325,903	9.7%
Assets under Management	2,684,553	2,610,201	2.8%	2,373,590	13.1%
Fiduciary Management and Custody[3]	491,186	498,249	-1.4%	480,019	2.3%
Assets under Management and Administration	3,175,739	3,108,450	2.2%	2,853,609	11.3%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 76.1% in the second quarter of 2024.


78.6%
78.5%
77.9%
75.9%
76.1%
68.5%
67.9%
67.4%
65.9%
65.9%
In R$ Billions
1,309
1,141
897
1,328
1,148
901
1,346
1,164
907
1,369
1,188
902
1,434
1,241
945
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On June 30, 2024, our Tier I Capital ratio reached 14.6%, consisting of 13.1% Common Equity Tier I and of 1.5% Additional Tier I[2].


14.5%
1.5%
13.0%
0.5%
-0.2%
-0.2%
14.6%
1.5%²
13.1%
Tier I Mar-24
Net Income in the quarter,Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets¹
Tier I Jun-24
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period. (2) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958.

Capital Ratios

Main changes in the quarter:

Referential Equity: increased by 5.7% mainly driven by the net income for the period.

RWA: increased by R$57,968 million, mainly due to the increase in credit risk-weighted assets.

BIS ratio: increased by 0.2 p.p. compared to March 2024, due to the net income for the period, offset by the growth in credit risk-weighted assets. In June 2024, our BIS ratio was 5.0 p.p. above the minimum required with capital buffers.

In R$ million, end of period	2Q24	1Q24
Common Equity Tier I	170,045	161,346
Tier I (Common Equity + Additional Capital)	191,101	180,575
Referential Equity (Tier I and Tier II)	215,557	203,885
Total Risk-weighted Assets (RWA)	1,301,541	1,243,573
Credit Risk-weighted Assets	1,154,093	1,090,725
Operational Risk-weighted Assets	107,623	107,623
Market Risk-weighted Assets	39,825	45,225
Common Equity Tier I Ratio	13.1%	13.0%
Tier I Capital Ratio[1]	14.6%	14.5%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	16.6%	16.4%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.
(1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 201.1%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Jun-24	Mar-24
HQLA	374,291	380,912
Potential Cash Outflows	186,137	196,260
LCR (%)	201.1%	194.1%

Net Stable Funding Ratio (NSFR)

The NSFR was 122.3% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Jun-24	Mar-24
Available Stable Funding	1,292,628	1,244,220
Required Stable Funding	1,057,107	988,534
NSFR (%)	122.3%	125.9%

For 2024, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	2Q24	1Q24
VaR by Risk Factor		
Interest Rates	1,303	1,030
Currency	26	31
Shares on the Stock Exchange	37	75
Commodities	19	20
Diversification Effects	(373)	(327)
Total VaR	1,012	829
Maximum VaR in the quarter	1,033	1,129
Average VaR in the quarter	926	938
Minimum VaR in the quarter	809	782

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

Highlights

- The recurring managerial result was up 0.9% from the previous quarter, mainly driven by the higher financial margin with clients as a result of the higher average credit volume and the increase in commissions and fees due to higher gains from card activities (as both issuer and acquirer), in addition to higher revenues from insurance operations driven by the increase in earned premiums and in commissions and fees from pension plan. These changes were partially offset by higher non-interest expenses due to seasonality effects in the first quarter of the year.
- The recurring managerial result was up 16.5% on a year-on-year basis, mainly due to: (i) an increase in financial margin with clients due to the higher average credit volume; (ii) higher commissions and fees due to higher gains from card-issuing activities; (iii) higher revenues from insurance operations driven by the increase in earned premiums, and in commissions and fees from pension plan and insurance, in addition to revenue from premium bonds; and (iv) a decrease in the cost of credit as a result of the higher recovery of loans written off as losses, lower discounts granted and lower provision for loan losses.

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ
Operating Revenues	25,057	24,397	2.7%	24,030	4.3%
Managerial Financial Margin	15,375	15,039	2.2%	14,910	3.1%
Commissions and Fees	7,066	6,890	2.5%	6,787	4.1%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,616	2,467	6.0%	2,333	12.1%
Cost of Credit	(7,518)	(7,648)	-1.7%	(8,281)	-9.2%
Retained Claims	(399)	(378)	5.5%	(379)	5.3%
Other Operating Expenses	(11,927)	(11,276)	5.8%	(11,193)	6.6%
Income before Tax and Minority Interests	5,213	5,095	2.3%	4,177	24.8%
Income Tax and Social Contribution	(1,376)	(1,322)	4.1%	(990)	39.0%
Minority Interests in Subsidiaries	(119)	(87)	37.0%	5	-
Recurring Managerial Result	3,717	3,686	0.9%	3,192	16.5%
Recurring Return on Average Allocated Capital	23.5%	23.0%	0.5 p.p.	17.6%	5.9 p.p.
Efficiency Ratio (ER)	44.7%	43.2%	1.5 p.p.	43.4%	1.3 p.p.

Loan Portfolio (R$ billion)


+ 1.8%
+ 4.7%
489.3
492.7
503.8
503.5
512.4
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

Highlights

- Compared to the first quarter of 2024, the recurring managerial result increased by 0.7%, mainly driven by the increase in commissions and fees, driven by higher gains from investment banking and fund management operations, partially offset by the higher cost of credit as a result of the increase in the provision for loan losses in Latin America.
- The recurring managerial result remained basically stable on a year-on-year basis, while income before tax and minority interests grew 7.1%, notably: (i) higher commissions and fees driven by higher gains from investment banking and fund management operations; (ii) decrease in the financial margin with clients, as a result of the impact of the sale of Banco Itaú Argentina S.A., partially offset by the higher average credit volume; and (iii) the higher cost of credit as a result of the increase in the provision for loan losses in Latin America.

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ
Operating Revenues	14,154	13,784	2.7%	13,507	4.8%
Managerial Financial Margin	9,834	9,823	0.1%	9,917	-0.8%
Commissions and Fees	4,156	3,860	7.7%	3,500	18.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	164	101	62.9%	89	84.1%
Cost of Credit	(1,294)	(1,146)	12.9%	(1,161)	11.5%
Retained Claims	(9)	(5)	75.5%	(4)	144.0%
Other Operating Expenses	(5,090)	(4,944)	2.9%	(5,096)	-0.1%
Income before Tax and Minority Interests	7,762	7,688	1.0%	7,246	7.1%
Income Tax and Social Contribution	(2,652)	(2,628)	0.9%	(2,144)	23.7%
Minority Interests in Subsidiaries	(163)	(151)	8.2%	(173)	-5.4%
Recurring Managerial Result	4,946	4,910	0.7%	4,930	0.3%
Recurring Managerial Return on Average Allocated Capital	28.3%	28.0%	0.3 p.p.	28.2%	0.1 p.p.
Efficiency Ratio (ER)	32.7%	32.7%	0.0 p.p.	34.4%	-1.7 p.p.

Loan Portfolio with Private Securities (R$ billion)



+ 9.3%
+ 10.7%
568.4
575.6
570.0
575.7
629.4
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	2Q24	1Q24	Δ	2Q23	Δ
Operating Revenues	2,600	2,173	19.7%	1,290	101.5%
Managerial Financial Margin	2,456	2,019	21.7%	1,170	109.9%
Commissions and Fees	110	102	8.2%	75	47.4%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	33	52	-35.8%	45	-26.2%
Other Operating Expenses	(610)	(571)	6.8%	(410)	49.0%
Income before Tax and Minority Interests	1,990	1,601	24.3%	881	126.0%
Income Tax and Social Contribution	(544)	(377)	44.4%	(255)	113.4%
Minority Interests in Subsidiaries	(37)	(49)	-24.6%	(6)	542.7%
Recurring Managerial Result	1,409	1,175	19.8%	620	127.3%
Recurring Return on Average Allocated Capital	12.0%	10.6%	1.4 p.p.	10.0%	2.0 p.p.
Efficiency Ratio (ER)	16.6%	20.3%	-3.7 p.p.	25.3%	-8.7 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). Our operations in Brazil[1] represent 94.9% of the recurring managerial result for the quarter. Our operations in Latin America, achieved a ROE of 11.3%. On November 3, 2023 all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold. The result for Argentina began to be deconsolidated from August 2023.

Brazil[1] (In R$ million, end of period)

	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Operating Revenues	38,062	36,689	3.7%	34,903	9.1%	74,751	68,400	9.3%
Managerial Financial Margin	24,824	24,067	3.1%	22,930	8.3%	48,891	44,589	9.6%
Financial margin with clients	23,380	23,076	1.3%	21,825	7.1%	46,456	42,692	8.8%
Financial margin with the Market	1,445	990	45.9%	1,104	30.8%	2,435	1,897	28.4%
Commissions and Fees	10,450	10,027	4.2%	9,523	9.7%	20,477	18,965	8.0%
Revenues from Insurance[2]	2,787	2,595	7.4%	2,450	13.7%	5,382	4,846	11.0%
Cost of Credit	(7,857)	(8,037)	-2.2%	(8,786)	-10.6%	(15,894)	(17,124)	-7.2%
Provision for Loan Losses	(8,229)	(8,298)	-0.8%	(8,852)	-7.0%	(16,527)	(17,056)	-3.1%
Impairment	(169)	(128)	32.3%	(5)	3052.1%	(296)	(34)	774.9%
Discounts Granted	(591)	(589)	0.3%	(781)	-24.3%	(1,180)	(1,606)	-26.5%
Recovery of Loan Loans Written Off as Losses	1,131	978	15.6%	852	32.7%	2,109	1,572	34.2%
Retained Claims	(405)	(381)	6.3%	(381)	6.4%	(787)	(765)	2.8%
Other Operating Expenses	(15,577)	(14,832)	5.0%	(14,460)	7.7%	(30,409)	(28,390)	7.1%
Non-interest expenses	(13,065)	(12,481)	4.7%	(12,164)	7.4%	(25,545)	(23,844)	7.1%
Tax Expenses and Other[3]	(2,512)	(2,351)	6.9%	(2,297)	9.4%	(4,864)	(4,546)	7.0%
Income before Tax and Minority Interests	14,222	13,439	5.8%	11,276	26.1%	27,661	22,122	25.0%
Income Tax and Social Contribution	(4,517)	(4,218)	7.1%	(3,285)	37.5%	(8,734)	(6,441)	35.6%
Minority Interests in Subsidiaries	(142)	(107)	33.0%	(18)	677.0%	(249)	(59)	323.5%
Recurring Managerial Result	9,563	9,114	4.9%	7,973	19.9%	18,677	15,622	19.6%
Share	94.9%	93.3%	1.7 p.p.	91.2%	3.7 p.p.	94.1%	90.9%	3.2 p.p.
Return on Average Equity - Annualized[4]	23.6%	22.7%	1.0 p.p.	21.5%	2.1 p.p.	23.0%	21.3%	1.7 p.p.

Latin America (In R$ million, end of period)

	2Q24	1Q24	Δ	2Q23	Δ	1H24	1H23	Δ
Operating Revenues	3,749	3,664	2.3%	3,924	-4.5%	7,413	7,876	-5.9%
Managerial Financial Margin	2,840	2,814	0.9%	3,068	-7.4%	5,653	6,101	-7.3%
Financial margin with clients	2,883	2,745	5.0%	3,102	-7.1%	5,628	6,283	-10.4%
Financial margin with the Market	(43)	69	-	(35)	24.4%	26	(182)	-
Commissions and Fees	882	825	6.9%	840	5.1%	1,708	1,744	-2.1%
Revenues from Insurance[2]	27	25	7.6%	17	60.1%	52	32	64.1%
Cost of Credit	(954)	(757)	26.1%	(655)	45.6%	(1,711)	(1,404)	21.8%
Provision for Loan Losses	(1,065)	(833)	27.8%	(757)	40.7%	(1,898)	(1,562)	21.6%
Discounts Granted	(26)	(37)	-29.1%	(39)	-32.9%	(63)	(81)	-22.1%
Recovery of Loan Loans Written Off as Losses	137	113	21.1%	141	-2.4%	251	238	5.2%
Retained Claims	(3)	(2)	28.7%	(2)	67.9%	(5)	(3)	73.4%
Other Operating Expenses	(2,050)	(1,960)	4.6%	(2,239)	-8.4%	(4,009)	(4,475)	-10.4%
Non-interest expenses	(2,005)	(1,906)	5.2%	(2,109)	-4.9%	(3,911)	(4,217)	-7.3%
Tax Expenses and Other[3]	(45)	(54)	-16.5%	(130)	-65.4%	(99)	(257)	-61.6%
Income before Tax and Minority Interests	742	946	-21.5%	1,028	-27.8%	1,688	1,994	-15.4%
Income Tax and Social Contribution	(56)	(109)	-48.6%	(104)	-46.2%	(165)	(117)	41.1%
Minority Interests in Subsidiaries	(177)	(180)	-1.6%	(155)	14.1%	(357)	(322)	10.8%
Recurring Managerial Result	509	657	-22.5%	769	-33.8%	1,166	1,555	-25.0%
Share	5.1%	6.7%	-1.7 p.p.	8.8%	-3.7 p.p.	5.9%	9.1%	-3.2 p.p.
Return on Average Equity - Annualized[4]	11.3%	14.9%	-3.6 p.p.	16.4%	-5.1 p.p.	12.9%	16.9%	-4.0 p.p.

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 11.3% (Jun-24 vs. Mar-24)
+ 15.3% (Jun-24 vs. Jun-23)
R$4.819
R$4.996
R$5.559
Jun-23
Mar-24
Jun-24


Colombian Peso vs. BRL
- 3.6% (Jun-24 vs. Mar-24)
- 13.7% (Jun-24 vs. Jun-23)
863.56
772.80
745.16
Jun-23
Mar-24
Jun-24


Uruguayan Peso vs. BRL
- 5.6% (Jun-24 vs. Mar-24)
- 8.9% (Jun-24 vs. Jun-23)
7.79
7.51
7.09
Jun-23
Mar-24
Jun-24


Chilean Peso vs. BRL
- 13.6% (Jun-24 vs. Mar-24)
+ 1.9% (Jun-24 vs. Jun-23)
166.28
196.16
169.46
Jun-23
Mar-24
Jun-24


Paraguayan Guarani vs. BRL
- 8.1% (Jun-24 vs. Mar-24)
- 10.0% (Jun-24 vs. Jun-23)
1,506
1,476
1,356
Jun-23
Mar-24
Jun-24

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

① Corporate & Investment Banking

② Asset Management

③ Private Banking

④ Retail



France
England
Luxembourg
Spain
Switzerland
Portugal
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Brazil
Peru
Paraguay
Chile
Uruguay
Argentina[1]

* Represents the totality of our operations abroad. (1) On November 3, 2023, all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold , in accordance with announcement to the market. We will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units and the Itaú Unibanco S.A. representative office in Argentina.

Countries	Uruguay [1]	Chile	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,239	4,687	1,205	2,179	9,310	566	96,169
Branches & CSBs	22	133	36	67	258	-	3,342
ATMs	67	137	299	114	617	-	40,151

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 2Q24	Itaú Chile 1Q24	Itaú Chile Δ	Itaú Paraguay 2Q24	Itaú Paraguay 1Q24	Itaú Paraguay Δ	Itaú Uruguay 2Q24	Itaú Uruguay 1Q24	Itaú Uruguay Δ
Operating Revenues	**2,365**	**2,522**	**-6%**	**482**	**483**	**0%**	**1,160**	**1,166**	**-1%**
Managerial Financial Margin	1,962	2,139	-8%	343	331	4%	783	788	-1%
Financial Margin with Clients	1,944	1,991	-2%	286	278	3%	692	674	3%
Financial Margin with the Market	18	148	-88%	57	52	10%	91	114	-20%
Commissions and Fees	403	383	5%	111	126	-11%	376	378	0%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	28	26	4%	-	-	-
Cost of Credit	**(775)**	**(686)**	**13%**	**(33)**	**(41)**	**-20%**	**(100)**	**(101)**	**-1%**
Provision for Loan Losses	(894)	(785)	14%	(42)	(43)	-4%	(87)	(83)	5%
Discounts Granted	(11)	(20)	-44%	-	-	-	(15)	(20)	-22%
Recovery of Loans Written Off as Losses	131	119	10%	9	2	263%	3	1	77%
Retained Claims	**-**	**-**	**-**	**(3)**	**(2)**	**26%**	**-**	**-**	**-**
Other Operating Expenses	**(1,245)**	**(1,296)**	**-4%**	**(205)**	**(226)**	**-9%**	**(553)**	**(500)**	**11%**
Non-Interest Expenses	(1,204)	(1,247)	-3%	(197)	(217)	-9%	(551)	(498)	11%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(41)	(49)	-16%	(8)	(8)	-6%	(2)	(2)	5%
Income before Tax and Minority Interests	**345**	**540**	**-36%**	**241**	**213**	**13%**	**507**	**565**	**-10%**
Income Tax and Social Contribution	**8**	**(24)**	**-**	**(67)**	**(57)**	**17%**	**(148)**	**(169)**	**-12%**
Minority Interests in Subsidiaries [1]	**(184)**	**(196)**	**-6%**	**-**	**-**	**-**	**-**	**-**	**0%**
Recurring Net Income	169	320	-47%	175	156	12%	358	396	-10%
Return on Average Equity - Annualized	5.8%	11.0%	-5.2 p.p.	32.2%	29.3%	3.0 p.p.	43.0%	47.7%	-4.8 p.p.
Efficiency Ratio	51.8%	50.4%	1.4 p.p.	41.9%	46.1%	-4.2 p.p.	47.6%	42.8%	4.8 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Lower margin with the market due to the volatility of interest rates.
- Higher cost of credit due to the required provision for a specific client in the Corporate segment.
- Lower expenses due to partnership expenses incurred in 1Q24, and the amortization of intangible assets.

Itaú Paraguay

- Higher margin with clients driven by dividends received.
- Lower commissions and fees due to lower commissions from debit and credit cards.
- Lower expenses due to personnel costs, commercial discounts and purchases of materials in 1Q24.

Itaú Uruguay

- Higher margin with clients due to the spreads and volume of loans.
- Lower margin with the market due to foreign exchange derivatives.
- Higher expenses on technology investments and variable compensation.

Additional Information

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the second quarter of 2024, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the second quarter of 2024 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
		Jun/30/2024			Dec/31/2023	
Total Assets	**2,931,995**	**(209,275)**	**2,722,720**	**2,696,522**	**(153,422)**	**2,543,100**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,932,394	(49,764)	1,882,630	1,809,905	(44,140)	1,765,765
(-) Provision for Expected Loss at Amortized Cost [5]	(51,461)	3,754	(47,707)	(52,019)	4,480	(47,539)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	319,085	(182,707)	136,378	265,465	(135,259)	130,206
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(1,697)	1,545	(152)	(1,612)	1,445	(167)
Financial Assets at Fair Value Through Profit or Loss [4]	597,515	18,605	616,120	543,209	25,145	568,354
Insurance Contracts	-	81	81	-	141	141
Tax Assets [7]	82,434	(13,929)	68,505	77,506	(12,985)	64,521
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	53,725	13,140	66,865	54,068	7,751	61,819
Total Liabilities	**2,740,007**	**(220,020)**	**2,519,987**	**2,507,587**	**(163,537)**	**2,344,050**
Financial Assets at Amortized Cost [3 6]	2,284,685	(209,456)	2,075,229	2,099,489	(155,327)	1,944,162
Financial Assets at Fair Value Through Profit or Loss [4]	69,677	(1,971)	67,706	54,361	(1,030)	53,331
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	3,116	1,585	4,701	3,448	750	4,198
Insurance and Private Pension Contracts	288,709	(1,232)	287,477	271,840	(294)	271,546
Provisions	18,646	-	18,646	19,744	-	19,744
Tax Liabilities [7]	17,627	(8,170)	9,457	16,475	(7,273)	9,202
Other Liabilities	57,547	(776)	56,771	42,230	(363)	41,867
Total Stockholders' Equity	**191,988**	**10,745**	**202,733**	**188,935**	**10,115**	**199,050**
Non-controlling Interests	8,200	784	8,984	8,147	726	8,873
Total Controlling Stockholders' Equity [8]	183,788	9,961	193,749	180,788	9,389	190,177

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Jun/30/2024	2nd Q/24	1st Q/24	2nd Q/23	1st H/24	1st H/23
BRGAAP - Values Attributable to Controlling Stockholders	**183,788**	**9,895**	**9,583**	**8,478**	**19,478**	**16,657**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,391	(211)	(604)	(284)	(815)	(567)
(b) Adjustment to Fair Value of Financial Assets	(3,202)	(515)	(138)	592	(653)	210
(c) Criteria for Write-Off of Financial Assets	1,842	77	104	149	181	335
(d) Reversal for Amortization of Goodwill	4,224	168	166	150	334	294
(e) Adjustment to Fair Value of Derivatives	1,888	610	494	(147)	1,104	(404)
Other adjustments	2,818	49	207	(319)	256	(550)
IFRS - Values Attributable to Controlling Stockholders	**193,749**	**10,073**	**9,811**	**8,619**	**19,884**	**15,974**
IFRS - Values Attributable to Minority Stockholders	8,984	297	229	310	526	489
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	202,733	10,370	10,040	8,929	20,410	16,463

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of lhe fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in lhe IFRS.

[9] More details in the Complete Financial Statements for the first half of 2024.

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and private securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as of June 30, 2024, on which we issued an unmodified audit report dated August 6, 2024, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six-month period ended at June 30, 2024.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modification that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2024, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

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2Q24

Itaú Unibanco Holding S.A.

Complete Financial Statements in BRGAAP

June 30, 2024

Management Report 1H24

Highlights of the first half of 2024

Key indicators and ratios of our performance from January to June 2024 over the same period of the previous year:

Itaú Day 2024

We held Itaú Day on June 19, 2024, our annual, 100% digital event, with the participation of the co-chairs of the Board of Directors and the Executive Committee to talk about our results and the evolution of our strategic objectives.

This year's meeting was broadcasted from our Business Center, in celebration of Itaú's 100th anniversary and in an effort to bring us even closer to our employees and clients. The event is available on our Investor Relations website.

Access the full content

Recurring
Managerial Result

R$19.8 billion

1H23 15.5% ▲

Credit
Portfolio[1]

R$1.3 trillion

1H23 8.9% ▲

ROE
Recurring Managerial

22.0%

1H23 120 bps ▲

Performance 1H24 X 1H23

Financial Margin with Clients

R$52.1 billion

6.3% ▲

Efficiency Ratio

38.5%

-120 bps ▼

Tier 1 Capital Ratio [2]

14.6%

100 bps ▲

The total credit portfolio [1] grew by 8.9%. The increase in the credit portfolio in Brazil was 9.9% and occurred in all segments: 3.2% in individuals, 12.5% in very small, small and middle market loans and 16.3% in corporate loans. In addition, there was an increase of 4.7% in Latin America.

The positive effect of the growth in the credit portfolio, the higher liabilities' margin, in addition to higher gains from structured operations in the wholesale business segment, more than outweighed the impact of the change in the mix of credit and led to a 6.3% growth in financial margin with clients.

In the same vein, the result was also positively impacted by the reduction of 5.0% in the cost of credit and by the increase of 43.5% in financial margin with the market.

The 7.1% increase in commissions and fees was mainly due to higher transaction volume from card-issuing activities, in addition to the growth in fund management fees and investment banking.

The non-interest expenses rose by 5.0%, mainly due to the increase in investments in business and technology. The increase in personnel expenses was due to the effects of the collective wage labor agreement, which includes a 4.58% adjustment on salaries and benefits from September, and the increase in expenses with profit sharing. The administrative expenses also grew due to higher expenses on advertising, promotions and publicity. Our 12-month accumulated efficiency ratio stood at 39.3% in consolidated terms and 37.5% in Brazil, both the lowest levels in the historical series.

(1) Includes financial guarantees provided and private securities. (2) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 14.7%.

We present below the key indicators comprising our results:

In R$ billions

Income information	1H24	1H23	Variation
Operating Revenues[1]	**82.2**	**76.3**	**7.7%**
Managerial Financial Margin	54.5	50.7	7.6%
Financial Margin with Clients	52.1	49.0	6.3%
Financial Margin with the Market	2.5	1.7	43.5%
Commissions and Fees	22.2	20.7	7.1%
Revenues from Insurance, Pension Plans and Premium Bonds	5.4	4.9	11.4%
Cost of Credit	(17.6)	(18.5)	-5.0%
Non-interest Expenses	(29.5)	(28.1)	5.0%
Recurring Managerial Result	**19.8**	**17.2**	**15.5%**
Net Income	19.5	16.7	16.9%
Recurring Managerial Return on Annualized Average Equity[2]	22.0%	20.8%	120 bps
Recurring on Annualized Average Equity[3]	21.6%	20.2%	140 bps

Shares	1H24	1H23	Variation
Net Income per Share - Basic - R$	**1.99**	**1.70**	**17.0%**
Book Value per Share - R$ (Outstanding on 06/30)	18.77	17.27	8.7%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.51	0.54	-5.6%
Average Financial Daily Trading Volume	1.4	1.6	-11.4%
B3 (ON+PN)	0.8	0.9	-5.8%
NYSE (ADR)	0.6	0.7	-18.1%
Market Capitalization[4]	315.9	279.5	13.0%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We have acquired software assets from NCR Brasil

We announced an agreement with NCR Brasil to acquire software assets from this company to retail industry. NCR Brasil is specialized in expanding self-service financial access for banks and consumers. Among the operations is 'Transferência de Fundos Eletrônicos' (Electronic Funds Transfer) solution, which facilitates, integrates and automatically reconciles payments. The completion of the transaction still depends on the approval of regulatory agencies.

Know more

Aiming at the autonomy of our clients, we have made new features available on the Itaú app

The three new features in our app - pay in installments for transactions that were made in cash, anticipate installments of future invoices at a discount and simulate future purchases - are part of a package of solutions from the bank aimed for greater planning for purchases and freedom to deal with unforeseen events. In addition, our clients with more than one card will have the autonomy to distribute the limits of their contracted cards. Our initiative aims to offer the flexibility to adjust the limits already available between credit cards according to each client's specific needs.

Know more about the Transfer Limits function

Know more about the Purchase and Installment Management functionalities

We have launched 'Radar de Risco' (Risk Radar), a credit score consultation tool for SMEs

We have launched, in partnership with Quod, a data intelligence company, 'Radar de Risco' (Risk Radar), a platform that allows small and medium-sized companies to check the risk of their clients and suppliers. The initiative provides a view of the risk associated with sales made by our clients to individuals and companies and a favorable or unfavorable recommendation for the business, among other analyses.

Know more

We have expanded access to Bitcoin and Ethereum assets for íon clients

Itaú Digital Assets – our business unit responsible for digital assets – has granted access to the Bitcoin (BTC) and Ethereum (ETH) cryptocurrencies to all our clients who use the íon Itaú investment platform. It is worth noting that we offer our own custody of cryptoassets, which guarantees the security of asset storage expected by clients in this market.

Know more


criptoeconomia
itaú

Access the handbook
(in Portuguese only)

We have launched Cryptoeconomics Handbook for journalists and content creators

In partnership with Estadão, we have launched the Cryptoeconomics Handbook for journalists and content creators. The material, prepared by Itaú Digital Assets and our Corporate Communications area, presents information on Brazilian and international legislation, as well as technical concepts and a glossary, which offer knowledge that facilitates the understanding of concepts and the production of content related to the topic. This action reinforces our strategy of helping with literacy and contributing to digital development in the financial sector.

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We have launched another line of financing for ESG practices in agrobusiness

We created a financing line through a Rural Product Note (Cédula de Produto Rural - CPR), with a disbursement of R$80 million, issued by Grupo Roncador. This line is intended to finance the costs of the production cycle of annual crops and is part of Itaú BBA's ESG Agro product range.

Know more

Awards and Recognitions

Our CEO, Milton Maluhy, was recognized for the 2nd year running as the best CEO in the financial sector in the 24th edition of the "Executivo de Valor" award. The award takes into account factors such as concern for ESG issues, the company's adaptability and the leader's reputation in the market.

Payment of Interest on Capital (IOC)

We inform that the Board of Directors approved, on June 6th, the payment of IOC to stockholders, in the amount of R$0.2510 per share, with income tax withholding at a rate of 15%, resulting in net interest of R $0.21335 per share*, based on the final stockholding position recorded on June 20th, 2024, with their shares traded "ex-rights" starting June 21st, 2024. We also announce that the IOC declared on June 6th, in addition to those already declared on March 4th, 2024 (based on the final stockholding position recorded on March 21st, 2024), will be paid together on August 30, 2024, in the total net amount of R$0.41888 per share.

Access the Material Fact of 06.06.24

Access the Material Fact of 03.04.24

*Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

New Investor Relations Officer

We inform that Gustavo Lopes Rodrigues was nominated by the Company's Board of Directors as the new Investor Relations Officer* and will report to Renato Lulia Jacob, who left his post to take up the position of Group Head of Corporate Strategy, Investor Relations and Corporate Development, and will report to the Chief Executive Officer Milton Maluhy Filho. With more than 20 years of experience, Gustavo joined the bank as an intern and has built his career through several areas in the Finance Department. He is a partner of the bank since 2021 and for the last 7 years he has been Investors Relations Superintendent.

Access the Announcement to the Market

*In compliance with the Brazilian Securities and Exchange Comission Resolution N. 80/22, it is attributed the responsibility of Investor Relations Officer to the elected Officer Gustavo Lopes Rodrigues; until his investiture date, the responsibility remains with the Officer Renato Lulia Jacob.

New Chief Financial Officer (CFO)

We inform that Gabriel Amado de Moura, current Gerente General (CEO) of Banco Itaú Chile, will be our new Chief Financial Officer (CFO) and will become a member of the Executive Committee replacing Alexsandro Broedel Lopes, who has decided to leave the organization to take on challenges abroad. Gabriel has been with Itaú since 2000 and has led various projects and areas focused on the finance sector. He was CFO of Itaú Chile until 2019, when he took over the position of CEO of the subsidiary. André Carvalho Whyte Gailey, current CEO of Itaú Uruguay, will be the new CEO of Banco Itaú Chile. The position of CEO of Itaú Uruguay will be held by Agustin Tafernaberry Elorza.

Access the Announcement to the Market

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on August 06, 2024).

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Fabricio Bloisi Rocha
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes (1)
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Maurício Geraldes Martins
Cristiano Guimarães Duarte
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues (2)
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (3)
Rubens Fogli Netto
Tatiana Grecco
Vinícius Santana

1) Officer's withdrawal recorded on 07/05/2024.
2) Elected at the Meeting of the Board of Directores on 06/27/2024, in phase of approval by BACEN.
3) Group Head of Corporate Strategy, Investor Relations and Corporate Development.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes (1)
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomano Fernandes
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Reis Oliveira
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

Officers (continued)
Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Giovana Aparecida Braccialli Vinci
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues (2)
Gustavo Trovisco Lopes (3)
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos (2)
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Rafael Bastos Heringer
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Teresa Cristina Athayde Marcondes Fontes (4)
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis (2)
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) It is recorded that the male Officer has been in garden leave since 07/06/2024.
2) Elected at the Extraordinary General Stockholders' Meeting on 07/01/2024, in phase of approval by BACEN.
3) Officer's withdrawal recorded on 07/01/2024.
4) It is recorded that the male Officer has been in garden leave since 05/04/2024.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	06/30/2024	12/31/2023
Current and Non-current assets		**2,897,179**	**2,656,713**
Cash		**33,862**	**32,001**
Interbank investments	**2b IV, 4**	**303,836**	**286,980**
Money market		242,196	233,812
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,735	2,177
Interbank deposits		58,905	50,991
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**1,092,080**	**984,279**
Own portfolio		387,709	361,639
Subject to repurchase commitments		233,197	182,290
Pledged in guarantee		59,316	59,806
Securities under resale agreements with free movement		50,612	47,730
Deposited with the Central Bank of Brazil		2,798	4,079
Derivative financial instruments		70,380	56,383
Assets guaranteeing technical provisions	8b	288,068	272,352
Interbank accounts		**238,149**	**229,052**
Pending settlement		81,603	83,321
Central Bank of Brazil deposits		155,766	145,404
National Housing System (SFH)		383	7
Correspondents		397	320
Interbranch accounts		**580**	**55**
Loan, lease and other credit operations	**6**	**893,501**	**855,343**
Operations with credit granting characteristics	2b VII	944,962	907,362
(Provision for loan losses)	2b IX	(51,461)	(52,019)
Other receivables		**327,744**	**263,428**
Current tax assets		13,892	14,240
Deferred tax assets	11b I	68,866	63,509
Sundry	10a	244,986	185,679
Other assets	**2b XI**	**7,427**	**5,575**
Assets held for sale		794	664
(Valuation allowance)		(192)	(248)
Other non-financial assets		1,739	10
Unearned reinsurance premiums		46	45
Prepaid expenses	2b XI, 10c	5,040	5,104
Permanent assets		**34,816**	**39,809**
Investments	**2b XII**	**8,205**	**13,180**
Associates and joint ventures		7,981	7,587
Other investments		224	5,600
(Allowance for losses)		-	(7)
Real estate	**2b XIII, 13**	**9,106**	**9,023**
Fixed assets		6,941	6,733
Other fixed assets		17,631	17,328
(Accumulated depreciation)		(15,466)	(15,038)
Goodwill and Intangible assets	**2b XIV, 2b XV, 14**	**17,505**	**17,606**
Goodwill		854	979
Intangible assets		45,232	42,087
(Accumulated amortization)		(28,581)	(25,460)
Total assets		**2,931,995**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	06/30/2024	12/31/2023
Current and Non-current liabilities		**2,740,007**	**2,507,587**
Deposits	**2b IV, 7b**	**1,017,165**	**951,352**
Demand deposits		116,460	105,634
Savings deposits		179,030	174,765
Interbank deposits		5,715	6,448
Time deposits		708,060	656,591
Other deposits		7,900	7,914
Deposits received under securities repurchase agreements	**2b IV, 7c**	**430,739**	**389,311**
Own portfolio		230,177	178,775
Third-party portfolio		116,516	134,807
Free portfolio		84,046	75,729
Funds from acceptances and issuance of securities	**2b IV, 7d**	**306,023**	**301,635**
Real estate, mortgage, credit and similar notes		223,441	228,414
Foreign loans through securities		69,147	62,999
Funding from structured operations certificates		13,435	10,222
Interbank accounts		**91,346**	**86,553**
Pending settlement		88,630	86,204
Correspondents		2,716	349
Interbranch accounts		**12,247**	**9,551**
Third-party funds in transit		12,242	9,549
Internal transfer of funds		5	2
Borrowing and onlending	**2b IV, 7e**	**116,745**	**99,788**
Borrowing		102,585	86,701
Onlending		14,160	13,087
Derivative financial instruments	**2b VI, 5f**	**68,355**	**53,495**
Technical provision for insurance, pension plan and premium bonds	**2b XVI, 8a**	**292,095**	**274,994**
Allowance for financial guarantees provided and loan commitments	**6c**	**3,011**	**3,361**
Provisions	**9b**	**15,997**	**17,110**
Other liabilities		**386,284**	**320,437**
Current tax liabilities	2b XVII, 2b XVIII, 11c	12,707	12,841
Deferred tax liabilities	2b XVIII, 11b II	7,569	6,267
Subordinated debt	7f	51,456	46,677
Sundry	10d	314,552	254,652
Total stockholders' equity of controlling shareholders	**15**	**183,788**	**180,788**
Capital		90,729	90,729
Capital reserves		2,322	2,617
Revenue reserves		97,268	95,205
Other comprehensive income	2b V, 2b VI	(6,155)	(7,752)
(Treasury shares)		(376)	(11)
Non-controlling interests	15e	8,200	8,147
Total stockholders' equity		**191,988**	**188,935**
Total liabilities and stockholders' equity		**2,931,995**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Income related to financial operations		**153,806**	**134,331**
Loan, lease and other credit operations		69,180	64,303
Securities, derivative financial instruments and other		65,701	49,720
Financial income related to insurance, pension plan and premium bonds operations		10,511	14,440
Foreign exchange operations		2,147	(245)
Compulsory deposits		6,267	6,113
Expenses related to financial operations		**(103,141)**	**(87,809)**
Money market		(78,772)	(74,964)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(10,134)	(14,003)
Borrowing and onlending		(14,235)	1,158
Income related to financial operations before loan losses		**50,665**	**46,522**
Result of provision for loan losses	6	**(15,638)**	**(16,265)**
Expenses for provision for loan losses		(17,924)	(18,504)
Income related to recovery of credits written off as loss		2,286	2,239
Gross income related to financial operations		**35,027**	**30,257**
Other operating revenues / (expenses)		**(10,185)**	**(9,897)**
Commissions and banking fees	10e	24,405	23,446
Result from insurance, pension plan and premium bonds operations		2,880	2,597
Personnel expenses	10f	(14,937)	(13,953)
Other administrative expenses	10g	(12,432)	(12,239)
Provision expenses	9b	(2,401)	(2,344)
Provision for lawsuits civil		(791)	(819)
Provison for labor claims		(1,292)	(1,317)
Provison for tax and social security obligations and Other risks		(318)	(208)
Tax expenses	2b XVIII, 11a II	(4,780)	(5,056)
Equity in earnings of associates, joint ventures and other investments		512	407
Other operating revenues		4,203	2,820
Other operating expenses	10h	(7,635)	(5,575)
Operating income		**24,842**	**20,360**
Non-operating income	3	**271**	**39**
Income before taxes on income and profit sharing		**25,113**	**20,399**
Income tax and social contribution	2b XVIII, 11a I	**(4,985)**	**(3,220)**
Due on operations for the period		(7,949)	(6,350)
Related to temporary differences		2,964	3,130
Profit sharing – Management Members - Statutory	16b	**(185)**	**(139)**
Non-controlling interests	15e	**(465)**	**(383)**
Net income		**19,478**	**16,657**
Earnings per share - Basic	18		
Common		1.99	1.70
Preferred		1.99	1.70
Earnings per share - Diluted	18		
Common		1.98	1.69
Preferred		1.98	1.69
Weighted average number of outstanding shares - Basic	18		
Common		4,958,290,359	4,958,290,359
Preferred		4,830,512,963	4,837,567,276
Weighted average number of outstanding shares - Diluted	18		
Common		4,958,290,359	4,958,290,359
Preferred		4,895,771,430	4,891,767,691

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Consolidated net income		**19,943**	**17,040**
Financial assets available for sale		(2,040)	32
Change in fair value		(4,634)	(1,081)
Tax effect		1,764	505
(Gains) / losses transferred to income statement		1,509	1,106
Tax effect		(679)	(498)
Hedge		(1,048)	320
Cash flow hedge	5f V	(46)	147
Change in fair value		(97)	276
Tax effect		51	(129)
Hedge of net investment in foreign operation	5f V	(1,002)	173
Change in fair value		(1,933)	334
Tax effect		931	(161)
Insurance contracts and private pension		187	-
Change in interest rate		327	-
Tax effect		(140)	-
Remeasurements of liabilities for post-employment benefits [1]		(19)	(13)
Remeasurements	19	(31)	(24)
Tax effect		12	11
Foreign exchange variation in foreign investments		4,517	(2,120)
Total other comprehensive income		**1,597**	**(1,781)**
Total comprehensive income		**21,540**	**15,259**
Comprehensive income attributable to the owners of the parent company		**21,075**	**14,876**
Comprehensive income attributable to non-controlling interests		**465**	**383**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity
(In millions of reais)

		Attributed to owners of the parent company												
						Other comprehensive income								
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	-	**(1,520)**	**2,984**	**(7,255)**	-	**160,925**	**8,810**	**169,735**
Transactions with owners		-	(38)	(207)	-	-	-	-	-	-	-	(245)	419	**174**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	-	(689)	-	**(689)**
Result of delivery of treasury shares	15	-	651	(7)	-	-	-	-	-	-	-	644	-	**644**
Recognition of share-based payment plans		-	-	(200)	-	-	-	-	-	-	-	(200)	-	**(200)**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	-	419	**419**
Corporate reorganization	2b I, 3	-	-	-	(190)	-	-	-	-	-	-	(190)	-	**(190)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	47	47	-	**47**
Total comprehensive income		-	-	-	-	32	-	(13)	(2,120)	320	16,657	14,876	383	**15,259**
Consolidated net income		-	-	-	-	-	-	-	-	-	16,657	16,657	383	**17,040**
Other comprehensive income		-	-	-	-	32	-	(13)	(2,120)	320	-	(1,781)	-	**(1,781)**
Appropriations:														
Legal reserve		-	-	-	818	-	-	-	-	-	(818)	-	-	-
Statutory reserves		-	-	-	9,672	-	-	-	-	-	(9,672)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(387)	**(387)**
Interest on capital		-	-	-	-	-	-	-	-	-	(6,214)	(6,214)	-	**(6,214)**
Total - 06/30/2023	15	**90,729**	**(109)**	**2,270**	**86,900**	**(2,987)**	-	**(1,533)**	**864**	**(6,935)**	-	**169,199**	**9,225**	**178,424**
Change in the period		-	**(38)**	**(207)**	**10,300**	**32**	-	**(13)**	**(2,120)**	**320**	-	**8,274**	**415**	**8,689**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**95,205**	**(1,996)**	-	**(1,844)**	**2,630**	**(6,542)**	-	**180,788**	**8,147**	**188,935**
Transactions with owners		-	(365)	(295)	-	-	-	-	-	-	-	(660)	95	**(565)**
Acquisition of treasury shares	15	-	(1,220)	-	-	-	-	-	-	-	-	(1,220)	-	**(1,220)**
Result of delivery of treasury shares	15	-	855	(20)	-	-	-	-	-	-	-	835	-	**835**
Recognition of share-based payment plans		-	-	(275)	-	-	-	-	-	-	-	(275)	-	**(275)**
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	-	95	**95**
Corporate reorganization	2b I, 3	-	-	-	(328)	-	-	-	-	-	-	(328)	-	**(328)**
Other		-	-	-	(238)	-	-	-	-	-	-	(238)	-	**(238)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	**(11,000)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	16	16	-	**16**
Total comprehensive income		-	-	-	-	(2,040)	187	(19)	4,517	(1,048)	19,478	21,075	465	**21,540**
Consolidated net income		-	-	-	-	-	-	-	-	-	19,478	19,478	465	**19,943**
Other comprehensive income		-	-	-	-	(2,040)	187	(19)	4,517	(1,048)	-	1,597	-	**1,597**
Appropriations:														
Legal reserve		-	-	-	904	-	-	-	-	-	(904)	-	-	-
Statutory reserves		-	-	-	12,725	-	-	-	-	-	(12,725)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(507)	**(507)**
Interest on capital		-	-	-	-	-	-	-	-	-	(5,866)	(5,866)	-	**(5,865)**
Total - 06/30/2024	15	**90,729**	**(376)**	**2,322**	**97,268**	**(4,036)**	**187**	**(1,863)**	**7,147**	**(7,590)**	-	**183,788**	**8,200**	**191,988**
Change in the period		-	**(365)**	**(295)**	**2,063**	**(2,040)**	**187**	**(19)**	**4,517**	**(1,048)**	-	**3,000**	**53**	**3,053**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Adjusted net income		**15,022**	**48,061**
Net income		19,478	16,657
Adjustments to net income:		(4,456)	31,404
Share-based payment		(187)	(142)
Effects of changes in exchange rates on cash and cash equivalents		(12,112)	9,116
Provision for loan losses	6c	17,924	18,504
Income from interest and foreign exchange variation from operations with subordinated debt		5,519	1,252
Change in technical provisions for insurance, pension plan and premium bonds		13,351	7,286
Depreciation and amortization		3,453	3,260
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	498	541
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,123	2,141
Revenue from update / charges on deposits in guarantee	9b	(384)	(460)
Deferred taxes (excluding hedge tax effects)		(129)	(831)
Equity in earnings of associates, joint ventures and other investments		(512)	(407)
Income from foreign exchange and income related to available for sale securities		(22,161)	(8,724)
Income from foreign exchange and income related to held to maturity securities		(13,366)	(1,683)
Income from sale of available for sale financial assets		1,509	1,106
Income from sale of investments and fixed assets		(135)	6
Income from non-controlling interests	15e	465	383
Other		(312)	56
Change in assets and liabilities		**33,712**	**19,838**
(Increase) / decrease in assets			
Interbank investments		1,883	33,268
Securities and derivative financial instruments (assets / liabilities)		(38,958)	(75,973)
Central Bank of Brazil deposits		(10,362)	(21,001)
Interbank and interbranch accounts (assets / liabilities)		8,229	(3,399)
Loan, lease and other credit operations		(56,082)	(9,006)
Other receivables and other assets		(11,440)	18,277
(Decrease) / increase in liabilities			
Deposits		65,813	51,843
Deposits received under securities repurchase agreements		41,428	22,957
Funds from acceptances and issuance of securities		4,388	33,341
Borrowing and onlending		16,957	(13,005)
Technical provision for insurance, pension plan and premium bonds		3,677	8,156
Provisions and Other liabilities		14,450	(20,622)
Payment of income tax and social contribution		(6,271)	(4,998)
Net cash provided by / (used in) operating activities		**48,734**	**67,899**
Dividends / Interest on capital received from associates and joint ventures		248	250
Funds received from sale of available for sale securities		39,035	7,401
Funds received from redemption of held to maturity securities		52,363	22,158
Disposal of Investments		207	1,257
Disposal of Fixed assets		157	61
Termination of Intangible asset agreements		-	58
(Purchase) of Available for sale securities		(84,294)	(42,596)
(Purchase) of Held to maturity securities		(26,423)	(9,877)
(Purchase) of Investments	3	(325)	(249)
(Purchase) of Fixed assets		(873)	(973)
(Purchase) of Intangible assets	14	(2,455)	(2,999)
Net cash provided by / (used in) investing activities		**(22,360)**	**(25,509)**
Subordinated debt obligations raisings		979	-
Subordinated debt obligations redemptions		(1,719)	(11,608)
Change in non-controlling interests		95	419
Acquisition of treasury shares		(1,220)	(689)
Result of delivery of treasury shares		747	586
Dividends and interest on capital paid to non-controlling interests	15a	(507)	(387)
Dividends and interest on capital paid		(16,261)	(4,993)
Net cash provided by / (used in) financing activities		**(17,886)**	**(16,672)**
Net increase / (decrease) in cash and cash equivalents		**8,488**	**25,718**
Cash and cash equivalents at the beginning of the period		106,835	85,183
Effects of changes in exchange rates on cash and cash equivalents		12,112	(9,116)
Cash and cash equivalents at the end of the period	2b III	127,435	101,785
Cash		33,862	30,636
Interbank deposits		8,099	7,073
Money market - Collateral held		85,474	64,076

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Income		**172,762**	**149,267**
Financial operations		156,641	136,630
Commissions and Banking Fees	10e	24,405	23,446
Result from insurance, pension plan and premium bonds operations		2,880	2,597
Result from loan losses	6	(15,638)	(16,265)
Other		4,474	2,859
Expenses		**(111,885)**	**(94,411)**
Financial operations		(103,141)	(87,809)
Other		(8,744)	(6,602)
Inputs purchased from third parties		**(9,225)**	**(9,038)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(3,897)	(3,942)
Other		(5,328)	(5,096)
Data processing and telecommunications	10g	(2,512)	(2,429)
Advertising, promotions and publication	10g	(993)	(893)
Installations and Materials		(1,094)	(1,108)
Other		(729)	(666)
Gross added value		**51,652**	**45,818**
Depreciation and amortization	**10g**	**(2,678)**	**(2,529)**
Net added value produced by the company		**48,974**	**43,289**
Added value received through transfer - Results of equity method		**512**	**407**
Total added value to be distributed		**49,486**	**43,696**
Distribution of added value		**49,486**	**43,696**
Personnel		**14,519**	**13,635**
Direct compensation		11,377	10,909
Benefits		2,529	2,112
FGTS – government severance pay fund		613	614
Taxes, fees and contributions		**14,495**	**12,349**
Federal		13,555	11,474
Municipal		940	875
Return on third parties' capital - Rent		**529**	**672**
Return on capital		**19,943**	**17,040**
Dividends and interest on capital		5,865	6,214
Retained earnings attributable to controlling shareholders		13,613	10,443
Retained earnings attributable to non-controlling shareholders		465	383

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	06/30/2024	12/31/2023
Current and Non-current assets		**230,723**	**229,349**
Cash		**2,889**	**2,365**
Interbank investments	**2b IV, 4**	**38,007**	**48,755**
Money market		12,669	26,399
Interbank deposits		25,338	22,356
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**4,954**	**3,253**
Own portfolio		4,949	3,026
Derivative financial instruments		5	227
Interbranch accounts		**579**	**54**
Loan, lease and other credit operations	**6**	**143,626**	**143,370**
Operations with credit granting characteristics	2b VII	156,001	156,497
(Provision for loan losses)	2b IX	(12,375)	(13,127)
Other receivables		**40,004**	**30,608**
Current tax assets		4,989	4,170
Deferred tax assets	11b I	15,580	13,946
Income receivable		12,823	6,151
Deposits in guarantee for contingent, provisions and legal obrigations		1,956	1,896
Sundry		4,656	4,445
Other assets	**2b XI**	**664**	**944**
Assets held for sale		44	45
(Valuation allowance)		(7)	(7)
Prepaid expenses		627	906
Permanent assets		**190,422**	**178,978**
Investments	**2b XII, 12**	**190,041**	**178,587**
Subsidiaries		190,041	178,587
Real estate	**2b XIII**	**6**	**4**
Fixed assets		1	-
Other fixed assets		18	14
(Accumulated depreciation)		(13)	(10)
Intangible assets	**2b XIV**	**375**	**387**
Intangible assets		3,068	3,068
(Accumulated amortization)		(2,693)	(2,681)
Total assets		**421,145**	**408,327**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**236,016**	**225,822**
Deposits	**2b IV**	**86,970**	**82,678**
Demand deposits		103	125
Interbank deposits		86,867	82,553
Deposits received under securities repurchase agreements	**2b IV**	**1,056**	**1,434**
Free portfolio		1,056	1,434
Funds from acceptances and issuance of securities	**2b IV, 7d**	**4,649**	**4,049**
Real estate, mortgage, credit and similar notes		1,480	1,003
Foreign loans through securities		3,169	3,046
Interbank accounts		**58,973**	**59,258**
Pending settlement		58,973	59,258
Derivative financial instruments	**2b VI, 5f**	**735**	**-**
Allowance for loan commitments	6c	**642**	**552**
Provisions		**1,227**	**1,265**
Other liabilities		**81,764**	**76,586**
Current tax liabilities	2b XVII, 2b XVIII, 11c	2,422	1,220
Deferred tax liabilities	11b II	553	632
Social and statutory		4,618	4,746
Subordinated debt	7f	44,539	39,571
Sundry		29,632	30,417
Stockholders' equity	**15**	**185,129**	**182,505**
Capital		90,729	90,729
Capital reserves		2,322	2,617
Revenue reserves		94,388	93,729
Other comprehensive income	2b V, 2b VI	(1,934)	(4,559)
(Treasury shares)		(376)	(11)
Total liabilities and stockholders' equity		**421,145**	**408,327**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Income related to financial operations		**9,860**	**11,085**
Loan, lease and other credit operations		8,849	8,645
Securities, derivative financial instruments and other		1,279	2,446
Foreign exchange operations		(268)	(6)
Expenses related to financial operations		**(6,529)**	**(7,547)**
Money market		(6,340)	(7,048)
Borrowing and onlending		(189)	(499)
Income related to financial operations before loan losses		**3,331**	**3,538**
Result of provision for loan losses	6	**(4,969)**	**(5,767)**
Expenses for provision for loan losses		(5,642)	(6,134)
Income related to recovery of credits written off as loss		673	367
Gross income related to financial operations		**(1,638)**	**(2,229)**
Other operating revenues / (expenses)		**18,048**	**16,732**
Commissions and banking fees		5,807	5,096
Personnel expenses		(122)	(95)
Other administrative expenses		(2,527)	(2,543)
Provision expenses		(44)	(276)
Provision for lawsuits civil		(87)	(292)
Provison for labor claims		(8)	(8)
Provison for tax and social security obligations and Other risks		51	24
Tax expenses	11a II	(862)	(842)
Equity in earnings of subsidiaries	12	17,753	17,156
Other operating revenues / (expenses)		(1,957)	(1,764)
Operating income		**16,410**	**14,503**
Non-operating income		**(3)**	**(12)**
Income before taxes on income and profit sharing		**16,407**	**14,491**
Income tax and social contribution	2b XVIII	**1,685**	**1,883**
Due on operations for the period		(89)	(476)
Related to temporary differences		1,774	2,359
Profit sharing – Management Members - Statutory		**(18)**	**(9)**
Net income		**18,074**	**16,365**
Earnings per share - Basic			
Common		1.85	1.67
Preferred		1.85	1.67
Earnings per share - Diluted			
Common		1.83	1.66
Preferred		1.83	1.66
Weighted average number of outstanding shares - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,830,512,963	4,837,567,276
Weighted average number of outstanding shares - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,895,771,430	4,891,767,691

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	01/01 to 06/30/2024	01/01 to 06/30/2023
Net income	**18,074**	**16,365**
Financial assets available for sale	(1,103)	521
Change in fair value	238	-
Tax effect	(113)	-
Associates / Subsidiaries	(1,228)	521
Hedge	(957)	328
Cash flow hedge	44	154
Change in fair value	(4)	(44)
Tax effect	2	21
Associates / Subsidiaries	46	177
Hedge of net investment in foreign operation	(1,001)	174
Change in fair value	(1,806)	163
Tax effect	882	(87)
Associates / Subsidiaries	(77)	98
Insurance contracts and private pension	187	-
Change in interest rate	327	-
Tax effect	(140)	-
Remeasurements of liabilities for post-employment benefits (1)	(19)	(14)
Associates / Subsidiaries	(19)	(14)
Foreign exchange variation in foreign investments	4,517	(2,121)
Change in fair value	979	(199)
Associates / Subsidiaries	3,538	(1,922)
Total other comprehensive income	**2,625**	**(1,286)**
Total comprehensive income	**20,699**	**15,079**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income					Retained earnings	Total
						Available for sale securities Adjustments	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	-	**(1,520)**	**2,116**	**(4,659)**	-	**162,100**
Transactions with owners		-	(38)	(207)	-	-	-	-	-	-	-	**(245)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	651	(7)	-	-	-	-	-	-	-	**644**
Recognition of share-based payment plans		-	-	(200)	-	-	-	-	-	-	-	**(200)**
Corporate reorganization	2b I, 3	-	-	-	(190)	-	-	-	-	-	-	**(190)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	47	**47**
Total comprehensive income		-	-	-	-	521	-	(14)	(2,121)	328	16,365	**15,079**
Net income		-	-	-	-	-	-	-	-	-	16,365	**16,365**
Other comprehensive income		-	-	-	-	-	-	-	(199)	53	-	**(146)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	521	-	(14)	(1,922)	275	-	**(1,140)**
Appropriations:												
Legal reserve		-	-	-	818	-	-	-	-	-	(818)	-
Statutory reserves		-	-	-	9,380	-	-	-	-	-	(9,380)	-
Interest on capital		-	-	-	-	-	-	-	-	-	(6,214)	**(6,214)**
Total - 06/30/2023	**15**	**90,729**	**(109)**	**2,270**	**85,111**	**(1,554)**	-	**(1,534)**	**(5)**	**(4,331)**	-	**170,577**
Change in the period		-	**(38)**	**(207)**	**10,008**	**521**	-	**(14)**	**(2,121)**	**328**	-	**8,477**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	-	**(1,844)**	**1,392**	**(3,980)**	-	**182,505**
Transactions with owners		-	(365)	(295)	-	-	-	-	-	-	-	**(660)**
Acquisition of treasury shares	15	-	(1,220)	-	-	-	-	-	-	-	-	**(1,220)**
Result of delivery of treasury shares	15	-	855	(20)	-	-	-	-	-	-	-	**835**
Recognition of share-based payment plans		-	-	(275)	-	-	-	-	-	-	-	**(275)**
Corporate reorganization	2b I, 3	-	-	-	(328)	-	-	-	-	-	-	**(328)**
Other		-	-	-	(238)	-	-	-	-	-	-	**(238)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	**(11,000)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	16	**16**
Total comprehensive income		-	-	-	-	(1,103)	187	(19)	4,517	(957)	18,074	**20,699**
Net income		-	-	-	-	-	-	-	-	-	18,074	**18,074**
Other comprehensive income		-	-	-	-	125	-	-	979	(926)	-	**178**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(1,228)	187	(19)	3,538	(31)	-	**2,447**
Appropriations:												
Legal reserve		-	-	-	904	-	-	-	-	-	(904)	-
Statutory reserves		-	-	-	11,321	-	-	-	-	-	(11,321)	-
Interest on capital		-	-	-	-	-	-	-	-	-	(5,865)	**(5,865)**
Total - 06/30/2024	**15**	**90,729**	**(376)**	**2,322**	**94,388**	**(1,230)**	**187**	**(1,863)**	**5,909**	**(4,937)**	-	**185,129**
Change in the period		-	**(365)**	**(295)**	**659**	**(1,103)**	**187**	**(19)**	**4,517**	**(957)**	-	**2,624**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Adjusted net income		**8,855**	**4,724**
Net income		18,074	16,365
Adjustments to net income:		(9,219)	(11,641)
Share-based payment		(187)	(142)
Provision for loan losses	6c	5,642	6,134
Income from interest and foreign exchange variation from operations with subordinated debt		4,755	46
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		16	18
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		96	299
Revenue from update / charges on deposits in guarantee		(108)	(98)
Deferred taxes		(1,774)	(2,359)
Equity in earnings of subsidiaries	12	(17,753)	(17,156)
Amortization of goodwill		23	23
Income from foreign exchange and income related to available for sale securities		(251)	(81)
Effects of changes in exchange rates on cash and cash equivalents		310	1,658
Other		12	17
Change in assets and liabilities		**(6,570)**	**6,512**
(Increase) / decrease in assets			
Interbank investments		(2,709)	(1,271)
Securities and derivative financial instruments		956	(77)
Interbank and interbranch accounts (assets / liabilities)		(810)	(3,144)
Loan, lease and other credit operations		(5,898)	(6,790)
Other receivables and Other assets		181	(747)
(Decrease) / increase in liabilities			
Deposits		4,292	1,682
Deposits received under securities repurchase agreements		(378)	18,980
Funds from acceptances and issuance of securities		600	(4,492)
Borrowing and onlending		-	(48)
Provisions and Other liabilities		(2,802)	2,438
Payment of income tax and social contribution		(2)	(19)
Net cash provided by / (used in) operating activities		**2,285**	**11,236**
Dividends and interest on capital received		2,040	8,675
Funds received from sale of available for sale securities		-	1
(Purchase) / disposal of Investments		1,009	(501)
(Purchase) / disposal of Fixed assets		1	19
(Purchase) of Available for sale securities		(1,437)	-
Net cash provided by / (used in) investing activities		**1,613**	**8,194**
Subordinated debt obligations raisings		979	-
Subordinated debt obligations redemptions		(766)	(10,382)
Result of delivery of treasury shares		747	586
Acquisition of treasury shares		(1,220)	(689)
Dividends and interest on capital paid		(16,261)	(4,993)
Net cash provided by / (used in) financing activities		**(16,521)**	**(15,478)**
Net increase / (decrease) in cash and cash equivalents		**(12,623)**	**3,952**
Cash and cash equivalents at the beginning of the period		27,330	13,998
Effects of changes in exchange rates on cash and cash equivalents		(310)	(1,658)
Cash and cash equivalents at the end of the period	2b III	14,397	16,292
Cash		2,889	2,543
Money market - Collateral held		11,508	13,749

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	01/01 to 06/30/2024	01/01 to 06/30/2023
Income		**12,500**	**12,450**
Financial operations		9,860	11,085
Commissions and banking fees		5,807	5,096
Result from provision for loan losses		(4,969)	(5,767)
Other		1,802	2,036
Expenses		**(8,593)**	**(9,434)**
Financial operations		(6,529)	(7,547)
Other		(2,064)	(1,887)
Inputs purchased from third parties		**(2,525)**	**(2,543)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(520)	(563)
Advertising, promotions and publication		(89)	(113)
Other		(1,916)	(1,867)
Gross added value		**1,382**	**473**
Deprecitation and amortization		**(35)**	**(39)**
Net added value produced by the company		**1,347**	**434**
Added value received through transfer - Results of equity method	**12**	**17,753**	**17,156**
Total added value to be distributed		**19,100**	**17,590**
Distribution of added value		**19,100**	**17,590**
Personnel		97	71
Direct compensation		83	66
Benefits		13	4
FGTS – government severance pay fund		1	1
Taxes, fees and contributions		927	1,154
Federal		764	1,038
Municipal		163	116
Return on third parties' capital - Rent		2	-
Return on capital		18,074	16,365
Dividends and interest on capital		5,865	6,214
Retained earnings to shareholders		12,209	10,151

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on August 06, 2024.

Note 2 - Material accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future economic benefits and Purchase Price Allocation reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2024	12/31/2023	06/30/2024	12/31/2023
In Brazil							
Banco Itaú BBA S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

Own liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis.

V - Securities

These are recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivatives and use of hedge accounting

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loan, lease and other credit operations (operations with credit granting characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments (non-performing operations). Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Fair value of financial instruments

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of the data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

IX - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.

- Highest risk classification according to the operation, client, default, renegotiation, among others.

X - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XI - Other assets

Other assets are composed of Other non-financial assets, Assets held for sale, Uneamed reinsurance premiums and Prepaid expenses.

Other non-financial assets comprise, mainly, encrypted digital assets that can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

XII - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

XIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

XIV - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

XV - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XVI - Insurance, private pension and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums are accounted for over the term of the contracts in proportion to the amount of the insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue.

Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating.

Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability.

Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semianually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date.

Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ).

XVII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.
- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.
- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 9.

XVIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders' agreement with Corp Group. In July 2022, the shareholders' agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE's capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE's capital.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2b IV.

	06/30/2024						12/31/2023	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**197,992**	**43,756**	**-**	**448**	**242,196**	**79.7%**	**233,812**	**81.4%**
Collateral held	83,537	2,756	-	448	86,741	28.5%	67,722	23.6%
Collateral repledge	105,358	10,118	-	-	115,476	38.0%	133,189	46.3%
Assets received as collateral with right to sell or repledge	4,837	9,498	-	-	14,335	4.7%	4,237	1.5%
Assets received as collateral without right to sell or repledge	100,521	620	-	-	101,141	33.3%	128,952	44.8%
Short position	9,097	30,882	-	-	39,979	13.2%	32,901	11.5%
Money market and Interbank deposits – assets guaranteeing technical provisions	**2,735**	**-**	**-**	**-**	**2,735**	**0.9%**	**2,177**	**0.8%**
Interbank deposits	**38,712**	**5,959**	**5,347**	**8,887**	**58,905**	**19.4%**	**50,991**	**17.8%**
Total	**239,439**	**49,715**	**5,347**	**9,335**	**303,836**	**100.0%**	**286,980**	**100.0%**
% per maturity date	78.8%	16.3%	1.8%	3.1%	100.0%			
Total 12/31/2023	**233,545**	**36,139**	**10,072**	**7,224**	**286,980**			
% per maturity date	81.4%	12.6%	3.5%	2.5%	100.0%			

In the total portfolio, includes a securities valuation allowance in the amount of R$ (18) (R$ (11) at 12/31/2023).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 11,508 (R$ 24,965 at 12/31/2023) with maturity up to 30 days and R$ 105 (R$ 0 at 12/31/2023) with maturity from 31 to 180 days, Money market – Collateral repledge amounting to R$ 0 (R$ 391 at 12/31/2023) with maturity from 31 to 180 days, R$ 191 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 865 (R$ 1,043 at 12/31/2023) with maturity over 365 days, Interbank deposits amounting to R$ 0 (R$ 286 at 12/31/2023) with maturity from 31 to 180 days, R$ 3,163 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 22,175 (R$ 22,070 at 12/31/2023) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

The accounting policies on securities, derivatives and use of hedge accounting is presented in Notes 2b V, 2b VI.

a) Summary per maturity

	06/30/2024											12/31/2023
	Cost	Adjustment to fair value reflected in:		Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
		Income	Stockholders' equity									
Government securities - Brazil	**416,981**	**(2,175)**	**(1,991)**	**412,815**	**37.9%**	**11,118**	**45,814**	**856**	**63,503**	**74,915**	**216,609**	**375,579**
Financial treasury bills	77,115	(1)	19	77,133	7.1%	-	937	-	301	7,431	68,464	36,689
National treasury bills	121,575	(1,041)	(465)	120,069	11.0%	11,107	-	770	11,955	59,908	36,329	155,695
National treasury notes	166,888	(1,087)	(1,368)	164,433	15.1%	11	44,877	86	31,299	286	87,874	132,848
National treasury / Securitization	58	-	19	77	-	-	-	-	-	-	77	90
Brazilian external debt bonds	51,345	(46)	(196)	51,103	4.7%	-	-	-	19,948	7,290	23,865	50,257
Government securities - Latin America	**56,910**	**(1)**	**(80)**	**56,829**	**5.2%**	**11,515**	**5,959**	**15,133**	**6,420**	**939**	**16,863**	**54,319**
Government securities - Abroad	**41,131**	**9**	**(180)**	**40,960**	**3.8%**	**3,204**	**3,972**	**7,089**	**5,184**	**11,519**	**9,992**	**35,176**
Corporate securities	**246,860**	**(159)**	**(5,148)**	**241,553**	**22.1%**	**33,743**	**7,176**	**8,381**	**17,143**	**28,111**	**146,999**	**209,536**
Shares	28,366	47	(2,579)	25,834	2.4%	25,834	-	-	-	-	-	23,371
Rural product note	54,572	(7)	(398)	54,167	5.0%	2,515	4,335	5,706	10,243	5,656	25,712	42,386
Bank deposit certificates	99	-	1	100	-	10	24	23	3	4	36	74
Real estate receivables certificates	8,177	(20)	(142)	8,015	0.7%	25	1	190	880	446	6,473	6,938
Fund quotas	**17,842**	**(37)**	-	**17,805**	**1.6%**	**3,741**	**28**	**613**	**1,429**	**5,419**	**6,575**	**15,293**
Credit rights	14,319	-	-	14,319	1.3%	255	28	613	1,429	5,419	6,575	12,694
Fixed income	3,002	(31)	-	2,971	0.3%	2,971	-	-	-	-	-	1,855
Variable income	521	(6)	-	515	-	515	-	-	-	-	-	744
Debentures	112,707	(215)	(1,809)	110,683	10.1%	1,489	912	777	2,032	11,579	93,894	98,144
Eurobonds and other	7,511	(14)	(92)	7,405	0.7%	56	680	118	879	1,042	4,630	7,005
Financial bills	1,495	7	-	1,502	0.1%	3	17	166	178	286	852	2,887
Promissory and commercial notes	12,730	(4)	(40)	12,686	1.2%	14	781	641	1,274	3,372	6,604	11,102
Other	3,361	84	(89)	3,356	0.3%	56	398	147	225	307	2,223	2,336
PGBL / VGBL fund quotas [1]	**269,543**	-	-	**269,543**	**24.6%**	**269,543**	-	-	-	-	-	**253,286**
Subtotal - securities	**1,031,425**	**(2,326)**	**(7,399)**	**1,021,700**	**93.6%**	**329,123**	**62,921**	**31,459**	**92,250**	**115,484**	**390,463**	**927,896**
Trading securities	527,616	(2,326)	-	525,290	48.1%	278,004	38,309	1,200	32,024	37,571	138,182	485,475
Available for sale securities	324,787	-	(7,399)	317,388	29.1%	34,205	19,296	27,667	32,614	26,656	176,950	263,853
Held to maturity securities	179,022	-	-	179,022	16.4%	16,914	5,316	2,592	27,612	51,257	75,331	178,568
Derivative financial instruments	**45,060**	**25,320**	-	**70,380**	**6.4%**	**12,860**	**5,176**	**6,045**	**10,103**	**7,442**	**28,754**	**56,383**
Total securities and derivative financial instruments (assets)	**1,076,485**	**22,994**	**(7,399)**	**1,092,080**	**100.0%**	**341,983**	**68,097**	**37,504**	**102,353**	**122,926**	**419,217**	**984,279**
Derivative financial instruments (liabilities)	**(48,851)**	**(19,504)**	-	**(68,355)**	**100.0%**	**(9,683)**	**(4,222)**	**(9,424)**	**(9,722)**	**(7,962)**	**(27,342)**	**(53,495)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (4,210) (R$ (1,086) at 12/31/2023), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (270) (R$ (132) from 01/01 to 06/30/2023) of Financial assets available for sale. The income related to securities, derivative financial instruments and other totaled R$ (42) (R$ 337 from 01/01 to 06/30/2023).

b) Summary by portfolio

		06/30/2024							
			Restricted to						
		Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees [1]	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
Government securities - Brazil		**133,585**	**194,969**	**46,214**	**19,548**	**2,798**	-	**15,701**	**412,815**
Financial treasury bills		21,842	43,759	-	8,980	-	-	2,552	77,133
National treasury bills		35,830	70,686	-	10,568	2,798	-	187	120,069
National treasury notes		70,389	80,524	558	-	-	-	12,962	164,433
National treasury / Securitization		77	-	-	-	-	-	-	77
Brazilian external debt bonds		5,447	-	45,656	-	-	-	-	51,103
Government securities - Latin America		**40,236**	**4,922**	**3,770**	**7,850**	-	-	**51**	**56,829**
Government securities - Abroad		**27,144**	-	-	**13,816**	-	-	-	**40,960**
Corporate securities		**186,744**	**33,306**	**628**	**18,102**	-	-	**2,773**	**241,553**
Shares		25,068	-	-	465	-	-	301	25,834
Rural product note		54,167	-	-	-	-	-	-	54,167
Bank deposit certificates		46	-	-	-	-	-	54	100
Real estate receivables certificates		8,012	-	-	-	-	-	3	8,015
Fund quotas		**17,222**	-	-	**120**	-	-	**463**	**17,805**
Credit rights		14,067	-	-	-	-	-	252	14,319
Fixed income		2,640	-	-	120	-	-	211	2,971
Variable income		515	-	-	-	-	-	-	515
Debentures		62,783	33,301	-	13,445	-	-	1,154	110,683
Eurobonds and other		6,745	5	628	-	-	-	27	7,405
Financial bills		904	-	-	-	-	-	598	1,502
Promissory and commercial notes		8,455	-	-	4,072	-	-	159	12,686
Other		3,342	-	-	-	-	-	14	3,356
PGBL / VGBL fund quotas		-	-	-	-	-	-	**269,543**	**269,543**
Subtotal - securities		**387,709**	**233,197**	**50,612**	**59,316**	**2,798**	-	**288,068**	**1,021,700**
Trading securities		106,426	138,084	4,414	1,582	-	-	274,784	525,290
Available for sale securities		208,232	54,701	8,660	38,910	-	-	6,885	317,388
Held to maturity securities		73,051	40,412	37,538	18,824	2,798	-	6,399	179,022
Derivative financial instruments		-	-	-	-	-	**70,380**	-	70,380
Total securities and derivative financial instruments (assets)		**387,709**	**233,197**	**50,612**	**59,316**	**2,798**	**70,380**	**288,068**	**1,092,080**
Total securities and derivative financial instruments (assets)	**12/31/2023**	**361,639**	**182,290**	**47,730**	**59,806**	**4,079**	**56,383**	**272,352**	**984,279**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	06/30/2024										12/31/2023
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**222,548**	**(2,175)**	**220,373**	**42.1%**	**2,171**	**37,882**	**208**	**29,774**	**30,937**	**119,401**	**195,289**
Financial treasury bills	35,752	(1)	35,751	6.8%	-	935	-	301	4,138	30,377	12,244
National treasury bills	54,891	(1,041)	53,850	10.3%	2,161	-	121	1,128	26,482	23,958	79,221
National treasury notes	125,951	(1,087)	124,864	23.9%	10	36,947	87	26,452	287	61,081	100,961
Brazilian external debt bonds	5,954	(46)	5,908	1.1%	-	-	-	1,893	30	3,985	2,863
Government securities - Latin America	**3,709**	**(1)**	**3,708**	**0.7%**	**171**	**98**	**106**	**344**	**68**	**2,921**	**2,920**
Government securities - Abroad	**270**	**9**	**279**	**0.1%**	**279**	-	-	-	-	-	**1,052**
Corporate securities	**31,546**	**(159)**	**31,387**	**5.8%**	**5,840**	**329**	**886**	**1,906**	**6,566**	**15,860**	**32,928**
Shares	2,034	47	2,081	0.4%	2,081	-	-	-	-	-	3,878
Rural product note	188	(7)	181	-	-	-	-	-	-	181	146
Bank deposit certificates	22	-	22	-	11	10	-	1	-	-	30
Real estate receivables certificates	935	(20)	915	0.2%	-	-	-	2	8	905	1,250
Fund quotas	**17,824**	**(37)**	**17,787**	**3.4%**	**3,723**	**28**	**613**	**1,429**	**5,419**	**6,575**	**15,275**
Credit rights	14,319	-	14,319	2.7%	255	28	613	1,429	5,419	6,575	12,694
Fixed income	2,984	(31)	2,953	0.6%	2,953	-	-	-	-	-	1,837
Variable income	521	(6)	515	0.1%	515	-	-	-	-	-	744
Debentures	6,763	(215)	6,548	1.2%	22	11	11	20	345	6,139	6,172
Eurobonds and other	1,781	(14)	1,767	0.3%	-	3	-	153	599	1,012	2,525
Financial bills	1,238	7	1,245	0.2%	3	17	83	178	118	846	2,541
Promissory and commercial notes	163	(4)	159	-	-	5	32	19	38	65	435
Other	598	84	682	0.1%	-	255	147	104	39	137	676
PGBL / VGBL fund quotas	**269,543**	-	**269,543**	**51.3%**	**269,543**	-	-	-	-	-	**253,286**
Total	**527,616**	**(2,326)**	**525,290**	**100.0%**	**278,004**	**38,309**	**1,200**	**32,024**	**37,571**	**138,182**	**485,475**
% per maturity date					52.9%	7.3%	0.2%	6.1%	7.2%	26.3%	
Total 12/31/2023	**484,002**	**1,473**	**485,475**	**100.0%**	**275,696**	**2,346**	**5,662**	**30,718**	**63,958**	**107,095**	
% per maturity date					56.7%	0.5%	1.2%	6.3%	13.2%	22.1%	

d) Available for sale securities

	06/30/2024										12/31/2023
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**98,370**	**(1,991)**	**96,379**	30.3%	**1,248**	**7,931**	**650**	**10,008**	**8,164**	**68,378**	**72,509**
Financial treasury bills	41,363	19	41,382	13.0%	-	2	-	-	3,294	38,086	24,445
National treasury bills	21,468	(465)	21,003	6.6%	1,248	-	650	5,143	4,593	9,369	19,177
National treasury notes	28,823	(1,368)	27,455	8.7%	-	7,929	-	2,757	-	16,769	21,325
National treasury / Securitization	58	19	77	-	-	-	-	-	-	77	90
Brazilian external debt bonds	6,658	(196)	6,462	2.0%	-	-	-	2,108	277	4,077	7,472
Government securities - Latin America	**39,669**	**(80)**	**39,589**	**12.5%**	**4,804**	**2,912**	**14,908**	**5,276**	**872**	**10,817**	**36,694**
Government securities - Abroad	**17,032**	**(180)**	**16,852**	**5.3%**	**1,176**	**2,022**	**4,806**	**3,778**	**1,160**	**3,910**	**13,626**
Corporate securities	**169,716**	**(5,148)**	**164,568**	**51.9%**	**26,977**	**6,431**	**7,303**	**13,552**	**16,460**	**93,845**	**141,024**
Shares	26,332	(2,579)	23,753	7.5%	23,753	-	-	-	-	-	19,493
Rural product note	54,384	(398)	53,986	17.0%	2,515	4,336	5,706	10,243	5,656	25,530	42,240
Bank deposit certificates	77	1	78	-	-	14	23	1	4	36	44
Real estate receivables certificates	4,874	(142)	4,732	1.5%	-	-	-	-	142	4,590	3,148
Fund quotas of fixed income	18	-	18	-	18	-	-	-	-	-	18
Debentures	62,927	(1,809)	61,118	19.3%	621	626	766	1,213	6,447	51,445	59,252
Eurobonds and other	5,723	(92)	5,631	1.8%	56	677	118	728	442	3,610	4,410
Financial bills	257	-	257	0.1%	-	-	81	-	169	7	346
Promissory and commercial notes	12,567	(40)	12,527	3.9%	14	776	609	1,255	3,333	6,540	10,667
Other	2,557	(89)	2,468	0.8%	-	2	-	112	267	2,087	1,406
Total	**324,787**	**(7,399)**	**317,388**	**100.0%**	**34,205**	**19,296**	**27,667**	**32,614**	**26,656**	**176,950**	**263,853**
% per maturity date					10.8%	6.1%	8.7%	10.3%	8.4%	55.7%	
Total 12/31/2023	**266,676**	**(2,823)**	**263,853**	**100.0%**	**34,439**	**11,237**	**17,873**	**26,346**	**31,683**	**142,275**	
% per maturity date					13.1%	4.3%	6.8%	10.0%	12.0%	53.8%	

In order to reflect lhe current risk management strategy, in lhe period ended at 06/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 9, before classified as Trading securities and Eurobonds in the amount R$ 82, before classified as Held to maturity securities.

At 06/30/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Share in the amount of R$ 2 (R$ 2 at 12/31/2023) with maturity from 0 to 30 days and Financial bills in the amount of R$ 4,947 (R$ 3,024 at 12/31/2023) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (630) (R$ (578) at 12/31/2023) referring to the adjustment to fair value of securities reclassified from Available for sale to held to maturity.

	06/30/2024									12/31/2023	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**96,063**	**53.7%**	**7,698**	-	-	**23,720**	**35,816**	**28,829**	**94,259**	**107,781**	**107,982**
National treasury bills	45,216	25.3%	7,698	-	-	5,684	28,833	3,001	45,080	57,297	58,026
National treasury notes	12,114	6.8%	-	-	-	2,090	-	10,024	12,127	10,562	11,178
Brazilian external debt bonds	38,733	21.6%	-	-	-	15,946	6,983	15,804	37,052	39,922	38,778
Government securities - Latin America	**13,532**	**7.6%**	**6,539**	**2,949**	**119**	**800**	-	**3,125**	**13,502**	**14,705**	**14,634**
Government securities - abroad	**23,829**	**13.3%**	**1,749**	**1,950**	**2,284**	**1,406**	**10,358**	**6,082**	**23,187**	**20,498**	**20,440**
Corporate securities	**45,598**	**25.4%**	**928**	**417**	**189**	**1,686**	**5,083**	**37,295**	**43,864**	**35,584**	**34,426**
Real estate receivables certificates	2,368	1.3%	25	2	189	878	297	977	1,979	2,540	2,355
Debentures	43,017	24.0%	847	274	-	799	4,786	36,311	41,672	32,720	31,743
Eurobonds and other	7	-	-	-	-	-	-	7	7	70	74
Other	206	0.1%	56	141	-	9	-	-	206	254	254
Total	**179,022**	**100.0%**	**16,914**	**5,316**	**2,592**	**27,612**	**51,257**	**75,331**	**174,812**	**178,568**	**177,482**
% per maturity date			9.4%	3.0%	1.4%	15.4%	28.6%	42.2%			
Total - 12/31/2023	**178,568**	**100.0%**	**21,820**	**2,521**	**16,553**	**16,296**	**47,230**	**74,148**	**177,482**		
% per maturity date			12.2%	1.4%	9.3%	9.1%	26.4%	41.6%			

In order to reflect lhe current risk management strategy, in lhe period ended at 06/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 13,115, before classified as Available for sale securities and disposed of R$ 3,634 in Government securities - Brazil and R$ 2,189 in Government securities - Latin America, classified as Held to maturity securities, with effect on te result of R$ 51 and R$ (47), respectively.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 17,486 (R$ 16,686 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	06/30/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	20,724	21,812	42,536	60.5%	1,142	1,436	1,446	6,700	5,509	26,303	38,608
Option agreements	11,258	3,063	14,321	20.4%	4,674	1,999	3,228	1,727	1,198	1,495	8,261
Forwards	5,020	(2)	5,018	7.1%	4,685	261	18	1	1	52	3,205
Credit derivatives	470	(89)	381	0.5%	-	-	10	36	37	298	282
NDF - Non Deliverable Forward	7,387	288	7,675	10.9%	2,145	1,461	1,331	1,632	691	415	5,377
Other derivative financial instruments	201	248	449	0.6%	214	19	12	7	6	191	650
Total	**45,060**	**25,320**	**70,380**	**100.0%**	**12,860**	**5,176**	**6,045**	**10,103**	**7,442**	**28,754**	**56,383**
% per maturity date					18.3%	7.4%	8.6%	14.4%	10.6%	40.7%	
Total 12/31/2023	**35,496**	**20,887**	**56,383**	**100.0%**	**10,828**	**5,402**	**2,903**	**5,606**	**9,500**	**22,144**	
% per maturity date					19.2%	9.6%	5.1%	9.9%	16.8%	39.4%	

	06/30/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(25,415)	(15,919)	(41,334)	60.5%	(1,391)	(1,514)	(1,586)	(5,900)	(6,541)	(24,402)	(35,872)
Option agreements	(10,316)	(3,564)	(13,880)	20.3%	(1,618)	(1,087)	(6,518)	(1,814)	(723)	(2,120)	(9,902)
Forwards	(4,688)	3	(4,685)	6.9%	(4,635)	-	-	(1)	(2)	(47)	(2,941)
Credit derivatives	(664)	232	(432)	0.6%	-	-	(38)	(69)	(14)	(311)	(149)
NDF - Non Deliverable Forward	(7,758)	(123)	(7,881)	11.5%	(2,037)	(1,617)	(1,280)	(1,936)	(675)	(336)	(4,478)
Other derivative financial instruments	(10)	(133)	(143)	0.2%	(2)	(4)	(2)	(2)	(7)	(126)	(153)
Total	**(48,851)**	**(19,504)**	**(68,355)**	**100.0%**	**(9,683)**	**(4,222)**	**(9,424)**	**(9,722)**	**(7,962)**	**(27,342)**	**(53,495)**
% per maturity date					14.2%	6.2%	13.8%	14.2%	11.6%	40.0%	
Total 12/31/2023	**(34,309)**	**(19,186)**	**(53,495)**	**100.0%**	**(8,174)**	**(2,135)**	**(3,616)**	**(7,805)**	**(7,553)**	**(24,212)**	
% per maturity date					15.3%	4.0%	6.8%	14.6%	14.0%	45.3%	

The result of derivative financial instruments totaled R$ 9,498 (R$ (3,300) from 01/01 to 06/30/2023).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	06/30/2024	12/31/2023	06/30/2024	06/30/2024	06/30/2024	12/31/2023
Future contracts	**882,761**	**844,005**	-	-	-	-
Purchase commitments	**263,075**	**267,803**	-	-	-	-
Shares	12,681	6,721	-	-	-	-
Commodities	1,280	774	-	-	-	-
Interest	222,859	236,105	-	-	-	-
Foreign currency	26,256	24,203	-	-	-	-
Commitments to sell	**619,686**	**576,202**	-	-	-	-
Shares	12,110	6,580	-	-	-	-
Commodities	5,501	4,982	-	-	-	-
Interest	574,944	547,150	-	-	-	-
Foreign currency	27,131	17,490	-	-	-	-
Swap contracts			**(4,691)**	**5,893**	**1,202**	**2,736**
Asset position	**2,860,215**	**2,396,474**	**20,724**	**21,812**	**42,536**	**38,608**
Shares	1,315	369	118	(37)	81	13
Commodities	110	708	3	2	5	20
Interest	2,642,960	2,213,528	14,949	17,613	32,562	33,537
Foreign currency	215,830	181,869	5,654	4,234	9,888	5,038
Liability position	**2,860,215**	**2,396,474**	**(25,415)**	**(15,919)**	**(41,334)**	**(35,872)**
Shares	5,582	3,416	(1,151)	697	(454)	(207)
Commodities	1,615	2,088	(45)	12	(33)	(33)
Interest	2,606,284	2,175,623	(16,970)	(12,304)	(29,274)	(30,524)
Foreign currency	246,734	215,347	(7,249)	(4,324)	(11,573)	(5,108)
Option contracts	**4,147,033**	**1,667,345**	**942**	**(501)**	**441**	**(1,641)**
Purchase commitments - long position	**162,602**	**242,411**	**8,794**	**4,365**	**13,159**	**5,544**
Shares	48,736	42,934	7,384	2,617	10,001	4,596
Commodities	3,497	3,130	121	26	147	157
Interest	65,869	162,429	52	1,199	1,251	686
Foreign currency	44,500	33,918	1,237	523	1,760	105
Commitments to sell - long position	**1,917,132**	**588,977**	**2,464**	**(1,302)**	**1,162**	**2,717**
Shares	54,869	45,623	1,253	(466)	787	1,445
Commodities	2,227	1,409	65	(11)	54	60
Interest	1,830,812	521,735	467	(410)	57	390
Foreign currency	29,224	20,210	679	(415)	264	832
Purchase commitments - short position	**141,475**	**215,969**	**(6,730)**	**(5,790)**	**(12,520)**	**(6,056)**
Shares	47,970	41,220	(5,603)	(3,400)	(9,003)	(3,954)
Commodities	2,610	1,799	(96)	(12)	(108)	(81)
Interest	50,658	143,310	(30)	(1,690)	(1,720)	(1,807)
Foreign currency	40,237	29,640	(1,001)	(688)	(1,689)	(214)
Commitments to sell - short position	**1,925,824**	**619,988**	**(3,586)**	**2,226**	**(1,360)**	**(3,846)**
Shares	52,176	46,400	(2,105)	1,307	(798)	(2,123)
Commodities	3,295	2,947	(117)	2	(115)	(170)
Interest	1,832,910	545,657	(434)	389	(45)	(391)
Foreign currency	37,443	24,984	(930)	528	(402)	(1,162)
Forward operations	**9,116**	**6,020**	**332**	**1**	**333**	**264**
Purchases receivable	**2,133**	**2,533**	**2,133**	**(2)**	**2,131**	**2,531**
Shares	46	38	46	(2)	44	36
Interest	2,087	2,495	2,087	-	2,087	2,495
Purchases payable obligations	-	-	**(2,098)**	-	**(2,098)**	**(2,511)**
Commodities	-	-	(11)	-	(11)	-
Interest	-	-	(2,087)	-	(2,087)	(16)
Foreign currency	-	-	-	-	-	(2,495)
Sales receivable	**2,626**	**2,867**	**2,887**	-	**2,887**	**674**
Shares	286	225	282	-	282	223
Commodities	16	16	16	-	16	19
Interest	-	1	2,589	-	2,589	432
Foreign currency	2,324	2,625	-	-	-	-
Sales deliverable obligations	**4,357**	**620**	**(2,590)**	**3**	**(2,587)**	**(430)**
Shares	1	-	(1)	-	(1)	-
Interest	2,590	431	(2,589)	4	(2,585)	(430)
Foreign currency	1,766	189	-	(1)	(1)	-
Credit derivatives	**77,316**	**53,033**	**(194)**	**143**	**(51)**	**133**
Asset position	**52,440**	**38,069**	**470**	**(89)**	**381**	**282**
Shares	4,990	4,255	84	85	169	144
Commodities	17	15	-	-	-	-
Interest	47,433	33,799	386	(174)	212	138
Liability position	**24,876**	**14,964**	**(664)**	**232**	**(432)**	**(149)**
Shares	1,533	1,347	(27)	(4)	(31)	(30)
Commodities	6	1	-	-	-	-
Interest	23,337	13,616	(637)	236	(401)	(119)
NDF - Non Deliverable Forward	**485,465**	**316,620**	**(371)**	**165**	**(206)**	**899**
Asset position	**237,461**	**175,223**	**7,387**	**288**	**7,675**	**5,377**
Commodities	2,918	2,406	241	(21)	220	224
Foreign currency	234,543	172,817	7,146	309	7,455	5,153
Liability position	**248,004**	**141,397**	**(7,758)**	**(123)**	**(7,881)**	**(4,478)**
Commodities	3,623	2,734	(235)	30	(205)	(146)
Foreign currency	244,381	138,663	(7,523)	(153)	(7,676)	(4,332)
Other derivative financial instruments	**10,407**	**8,717**	**191**	**115**	**306**	**497**
Asset position	**8,141**	**6,575**	**201**	**248**	**449**	**650**
Shares	913	856	(1)	18	17	17
Commodities	133	196	-	6	6	4
Interest	6,066	5,490	202	(14)	188	166
Foreign currency	1,029	34	-	238	238	463
Liability position	**2,266**	**2,142**	**(10)**	**(133)**	**(143)**	**(153)**
Shares	1,803	1,385	(3)	(19)	(22)	(15)
Commodities	161	209	-	(6)	(6)	(4)
Interest	280	388	(6)	(25)	(31)	(22)
Foreign currency	22	160	(1)	(83)	(84)	(112)
		Asset	**45,060**	**25,320**	**70,380**	**56,383**
		Liability	**(48,851)**	**(19,504)**	**(68,355)**	**(53,495)**
		Total	**(3,791)**	**5,816**	**2,025**	**2,888**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	06/30/2024	12/31/2023
Future contracts	156,386	294,939	222,135	209,301	882,761	844,005
Swap contracts	157,065	612,302	569,071	1,521,777	2,860,215	2,396,474
Option contracts	1,715,889	1,498,583	876,538	56,023	4,147,033	1,667,345
Forwards	5,797	2,610	1	708	9,116	6,020
Credit derivatives	-	14,481	21,072	41,763	77,316	53,033
NDF - Non Deliverable Forward	157,877	182,675	86,865	58,048	485,465	316,620
Other derivative financial instruments	829	1,203	458	7,917	10,407	8,717

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2024						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**882,677**	**1,133,406**	**4,011,943**	**4,422**	**34,073**	**148,404**	**-**
Over-the-counter market	**84**	**1,726,809**	**135,090**	**4,694**	**43,243**	**337,061**	**10,407**
Financial institutions	78	1,513,140	68,708	4,678	42,186	143,230	5,419
Companies	6	191,219	63,632	16	1,057	189,135	4,988
Individuals	-	22,450	2,750	-	-	4,696	-
Total	**882,761**	**2,860,215**	**4,147,033**	**9,116**	**77,316**	**485,465**	**10,407**
Total 12/31/2023	**844,005**	**2,396,474**	**1,667,345**	**6,020**	**53,033**	**316,620**	**8,717**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	06/30/2024			12/31/2023		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(25,396)	20,954	(4,442)	(20,268)	14,027	(6,241)
TRS	(30,966)	-	(30,966)	(18,738)	-	(18,738)
Total	**(56,362)**	**20,954**	**(35,408)**	**(39,006)**	**14,027**	**(24,979)**

The effect of the risk received on the reference equity (Note 21c) was R$ 31 (R$ 171 at 12/31/2023).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	06/30/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	90,019	482	495	89,538	482
Hedge of asset-backed securities under repurchase agreements	56,370	-	(568)	(685)	55,591	(568)
Hedge of assets denominated in UF	9,608	-	10	10	9,596	10
Hedge of funding	-	8,356	60	(51)	8,404	60
Hedge of loan operations	14,735	-	91	112	14,643	91
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,489	(124)	(27)	1,351	(124)
Hedge of funding	-	1,479	(15)	(15)	1,465	(15)
Total	**80,713**	**101,343**	**(64)**	**(161)**	**180,588**	**(64)**

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	119,464	(1,086)	(1,071)	120,550	(1,086)
Hedge of assets transactions	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	41,761	-	1,132	830	42,570	1,132
Hedge of assets denominated in UF	10,664	-	21	21	10,704	21
Hedge of funding	-	5,993	(95)	(162)	5,899	(95)
Hedge of loan operations	18,449	-	185	211	18,265	184
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,287	35	123	1,323	35
Hedge of funding	-	2,300	(12)	(12)	2,288	(12)
Total	**78,269**	**129,044**	**176**	**(64)**	**208,993**	**175**

1) Recorded under heading Other comprehensive income.

Hedge instruments	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
06/30/2024		Assets	Liabilities				
Interest rate risk [3]							
Futures	145,129	162	181	(86)	(86)	-	(183)
Forward	4,702	2	-	5	5	-	-
Swaps	27,941	213	-	156	156	-	(33)
Foreign exchange risk [4]							
Futures	1,334	-	17	(124)	(124)	-	(1)
Forward	1,482	-	62	(15)	(15)	-	-
Total	**180,588**	**377**	**260**	**(64)**	**(64)**	**-**	**(217)**

Hedge instruments	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
12/31/2023		Assets	Liabilities				
Interest rate risk [3]							
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk [4]							
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	**208,993**	**276**	**427**	**175**	**176**	**(1)**	**(174)**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (137) (R$ (318) at 12/31/2023).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

Strategies	06/30/2024						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	23,667	-	23,669	-	2	23,666	(2)
Hedge of funding	-	14,898	-	14,698	200	14,897	(200)
Hedge of available for sale securities	62,149	-	60,388	-	(1,761)	60,438	1,766
Hedge of other financial assets	28,465	-	27,803	-	(662)	27,474	659
Foreign exchange risk							
Hedge of firm commitments	-	120	-	137	(17)	117	16
Total	**114,281**	**15,018**	**111,860**	**14,835**	**(2,238)**	**126,592**	**2,239**

Strategies	12/31/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of available for sale securities	41,291	-	41,058	-	(233)	38,383	243
Hedge of other financial assets	27,316	-	27,517	-	201	26,349	(201)
Foreign exchange risk							
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	**81,199**	**16,569**	**81,172**	**16,454**	**88**	**93,870**	**(79)**

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 598 (R$ 253 at 12/31/2023) was recorded in result, related to operations that are no longer qualified as hedge.

Hedge instruments	06/30/2024				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	92,750	2,180	634	226	(1)
Other Derivatives	5,922	-	6,083	1,348	-
Futures	27,803	132	-	649	2
Foreign exchange risk					
Futures	117	2	-	16	-
Total	**126,592**	**2,314**	**6,717**	**2,239**	**1**

Hedge instruments	12/31/2023				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	70,416	1,402	781	(878)	7
Other Derivatives	1,784	-	1,985	1,215	-
Futures	21,425	63	5	(420)	2
Foreign exchange risk					
Futures	245	1	-	4	-
Total	**93,870**	**1,466**	**2,771**	**(79)**	**9**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	06/30/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	23,518	-	(13,909)	(13,909)	23,728	(13,980)
Total	**23,518**	**-**	**(13,909)**	**(13,909)**	**23,728**	**(13,980)**

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity [1]	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	18,849	-	(11,919)	(11,919)	19,208	(12,189)
Total	**18,849**	**-**	**(11,919)**	**(11,919)**	**19,208**	**(12,189)**

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (185) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	06/30/2024						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	4,325	1	-	(5,605)	(5,563)	(42)	-
Future / NDF - Non Deliverable Forward	14,039	358	98	(4,786)	(4,733)	(53)	-
Future / Financial Assets	5,364	8,618	1,452	(3,589)	(3,613)	24	-
Total	**23,728**	**8,977**	**1,550**	**(13,980)**	**(13,909)**	**(71)**	**-**

Hedge instruments	12/31/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,109	10	-	(5,596)	(5,553)	(43)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(3,796)	(3,560)	(236)	(104)
Future / Financial Assets	4,560	5,525	350	(2,797)	(2,806)	9	-
Total	**19,208**	**5,655**	**407**	**(12,189)**	**(11,919)**	**(270)**	**32**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	06/30/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	46,712	28,201	9,313	3,588	1,248	476	-	89,538
Hedge of highly probable forecast transactions	1,351	-	-	-	-	-	-	1,351
Hedge of assets denominated in UF	4,722	4,874	-	-	-	-	-	9,596
Hedge of funding (Cash flow)	5,913	847	-	-	2,683	426	-	9,869
Hedge of loan operations (Cash flow)	9,100	3,788	551	34	1,170	-	-	14,643
Hedge of loan operations (Market risk)	6,956	6,537	2,756	3,406	2,811	1,200	-	23,666
Hedge of funding (Market risk)	5,837	2,504	737	835	834	4,150	-	14,897
Hedge of available for sale securities	16,153	5,256	10,244	1,933	8,044	16,597	2,211	60,438
Hedge of asset-backed securities under repurchase agreements	9,969	22,448	16,939	5,700	535	-	-	55,591
Hedge of net investment in foreign operations [1]	23,728	-	-	-	-	-	-	23,728
Hedge of other financial assets (Market risk)	496	6,847	1,788	7,709	2,111	5,190	3,333	27,474
Hedge of firm commitments (Market risk)	117	-	-	-	-	-	-	117
Total	**131,054**	**81,302**	**42,328**	**23,205**	**19,436**	**28,039**	**5,544**	**330,908**

	12/31/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of loan operations (Market risk)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of funding (Market risk)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of available for sale securities	8,892	7,244	3,452	2,945	5,185	7,424	3,241	38,383
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of net investment in foreign operations [1]	19,208	-	-	-	-	-	-	19,208
Hedge of other financial assets (Market risk)	199	321	6,609	1,351	6,999	7,749	3,121	26,349
Hedge of firm commitments (Market risk)	245	-	-	-	-	-	-	245
Total	**147,755**	**57,677**	**38,683**	**26,888**	**21,092**	**23,311**	**6,665**	**322,071**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2024		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.3)	(51.4)	(100.1)
Currency Coupon	Foreign Exchange Coupon Rates	(0.2)	(95.4)	(177.4)
Foreign Currency	Foreign Exchange Rates	0.4	92.4	279.8
Price Indices	Inflation Coupon Rates	-	(5.3)	(15.2)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	1.2	196.6	512.9
Other	Exposures that do not fall under the definitions above	(2.7)	(80.4)	(93.0)
Total		**(1.6)**	**56.5**	**407.0**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2024		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(14.5)	(4,034.4)	(7,744.2)
Currency Coupon	Foreign Exchange Coupon Rates	(0.6)	(188.4)	(349.8)
Foreign Currency	Foreign Exchange Rates	0.4	79.7	257.6
Price Indices	Inflation Coupon Rates	(1.7)	(254.8)	(524.1)
TR	TR Coupon Rates	(1.4)	(370.4)	(702.4)
Equities	Prices of Equities	26.2	(429.1)	(738.4)
Other	Exposures that do not fall under the definitions above	(3.1)	(89.4)	(110.7)
Total		**5.3**	**(5,286.8)**	**(9,912.0)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

The accounting policy on loan, lease and other credit operations is presented in Note 2b VII.

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	06/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**457,925**	**131,349**	**89,856**	**30,251**	**7,917**	**5,153**	**5,713**	**5,134**	**16,911**	**750,209**	**713,222**
Loans and discounted trade receivables	188,242	107,207	69,544	23,695	5,748	3,936	4,875	4,412	15,335	422,994	404,645
Financing	91,140	10,015	16,585	4,216	1,242	726	410	308	1,095	125,737	115,256
Farming financing	17,602	3,463	465	16	47	-	18	-	6	21,617	20,311
Real estate financing	160,941	10,664	3,262	2,324	880	491	410	414	475	179,861	173,010
Lease operations	**2,570**	**3,709**	**923**	**440**	**95**	**83**	**18**	**34**	**123**	**7,995**	**7,677**
Credit card operations	**3,324**	**114,117**	**15,343**	**2,018**	**1,117**	**1,229**	**1,335**	**1,827**	**5,772**	**146,082**	**149,442**
Advance on exchange contracts (1)	**11,182**	**519**	**242**	**21**	**11**	**17**	-	**1**	**1**	**11,994**	**9,986**
Other sundry receivables (2)	**24,005**	**705**	**766**	**12**	**156**	**4**	**74**	**2,726**	**234**	**28,682**	**27,035**
Total operations with credit granting characteristics	**499,006**	**250,399**	**107,130**	**32,742**	**9,296**	**6,486**	**7,140**	**9,722**	**23,041**	**944,962**	**907,362**
Financial guarantees provided (3)										**112,320**	**102,622**
Total with Financial guarantees provided	**499,006**	**250,399**	**107,130**	**32,742**	**9,296**	**6,486**	**7,140**	**9,722**	**23,041**	**1,057,282**	**1,009,984**
Total operations with credit granting characteristics at 12/31/2023	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**907,362**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 70,568 (R$ 70,035 at 12/31/2023), Other credits - Operations with credit granting characteristics R$ 85,393 (R$ 86,410 at 12/31/2023) and Lease operations R$ 40 (R$ 52 at 12/31/2023), and the total fair value of these operations is R$ 156,001 (R$ 156,497 at 12/31/2023).

II - By maturity and risk level

	06/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	**3,851**	**3,660**	**2,354**	**1,816**	**2,370**	**2,116**	**8,390**	**24,557**	**23,186**
01 to 30	-	-	132	158	102	82	119	205	448	1,246	1,139
31 to 60	-	-	112	141	87	71	102	84	383	980	973
61 to 90	-	-	108	142	81	64	93	77	354	919	855
91 to 180	-	-	323	356	228	183	287	222	1,008	2,607	2,464
181 to 365	-	-	501	577	381	305	452	358	1,651	4,225	4,011
Over 365 days	-	-	2,675	2,286	1,475	1,111	1,317	1,170	4,546	14,580	13,744
Overdue installments	-	-	**1,038**	**1,268**	**1,249**	**1,379**	**1,851**	**3,119**	**10,836**	**20,740**	**21,149**
01 to 14	-	-	10	56	42	32	49	34	178	401	375
15 to 30	-	-	995	230	110	78	114	85	288	1,900	1,732
31 to 60	-	-	33	948	192	338	244	262	511	2,528	2,388
61 to 90	-	-	-	24	871	152	485	297	674	2,503	2,361
91 to 180	-	-	-	10	34	736	908	2,302	1,968	5,958	6,128
181 to 365	-	-	-	-	-	43	51	139	7,122	7,355	8,018
Over 365 days	-	-	-	-	-	-	-	-	95	95	147
Subtotal (a)	-	-	**4,889**	**4,928**	**3,603**	**3,195**	**4,221**	**5,235**	**19,226**	**45,297**	**44,335**
Subtotal 12/31/2023	-	-	**4,159**	**4,844**	**3,526**	**3,522**	**4,017**	**4,864**	**19,403**	**44,335**	
	Non-overdue operations										
Falling due installments	**496,886**	**248,703**	**101,639**	**27,588**	**5,594**	**3,053**	**2,820**	**4,400**	**3,756**	**894,439**	**858,895**
01 to 30	48,728	61,126	17,622	4,019	587	330	415	2,702	556	136,085	125,417
31 to 60	29,713	26,040	6,626	1,920	298	164	143	97	215	65,216	65,132
61 to 90	22,737	18,434	7,017	1,964	228	146	100	58	169	50,853	47,562
91 to 180	50,273	35,096	14,406	3,501	508	285	227	185	389	104,870	106,568
181 to 365	68,972	32,925	17,108	4,739	1,060	356	341	244	539	126,284	123,786
Over 365 days	276,463	75,082	38,860	11,445	2,913	1,772	1,594	1,114	1,888	411,131	390,430
Overdue up to 14 days	**2,120**	**1,696**	**602**	**226**	**99**	**238**	**99**	**87**	**59**	**5,226**	**4,132**
Subtotal (b)	**499,006**	**250,399**	**102,241**	**27,814**	**5,693**	**3,291**	**2,919**	**4,487**	**3,815**	**899,665**	**863,027**
Subtotal 12/31/2023	**449,660**	**277,711**	**83,187**	**31,510**	**6,214**	**3,324**	**2,805**	**4,627**	**3,989**	**863,027**	
	06/30/2024										
Total Portfolio (a+b)	**499,006**	**250,399**	**107,130**	**32,742**	**9,296**	**6,486**	**7,140**	**9,722**	**23,041**	**944,962**	**907,362**
Allowance [2]	(1,572)	(2,084)	(2,822)	(3,271)	(2,788)	(3,242)	(4,997)	(9,699)	(23,041)	(54,472)	(55,380)
Current provision										**(26,203)**	**(26,830)**
Non-current provision										**(28,269)**	**(28,550)**
	12/31/2023										
Total Portfolio	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**907,362**	
Allowance [2]	(2,161)	(2,423)	(3,036)	(3,351)	(2,429)	(3,422)	(4,775)	(9,454)	(23,392)	(55,380)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 31,443 (R$ 31,434 at 12/31/2023).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	06/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	**768**	**865**	**726**	**406**	**229**	**177**	**2,027**	**5,198**	**5,684**
01 to 30	-	-	46	56	38	23	14	10	117	304	310
31 to 60	-	-	43	48	33	20	12	8	100	264	291
61 to 90	-	-	41	45	31	18	11	8	92	246	262
91 to 180	-	-	113	128	90	52	31	23	258	695	731
181 to 365	-	-	186	209	155	87	51	38	416	1,142	1,211
Over 365 days	-	-	339	379	379	206	110	90	1,044	2,547	2,879
Overdue installments	-	-	**257**	**304**	**398**	**523**	**654**	**1,020**	**3,839**	**6,995**	**7,530**
01 to 14	-	-	3	26	19	11	5	4	52	120	124
15 to 30	-	-	249	37	21	20	18	8	68	421	428
31 to 60	-	-	5	237	52	166	55	19	135	669	719
61 to 90	-	-	-	3	302	48	228	48	166	795	813
91 to 180	-	-	-	1	4	278	348	941	562	2,134	2,149
181 to 365	-	-	-	-	-	-	-	-	2,854	2,854	3,268
Over 365 days	-	-	-	-	-	-	-	-	2	2	29
Subtotal (a)	-	-	**1,025**	**1,169**	**1,124**	**929**	**883**	**1,197**	**5,866**	**12,193**	**13,214**
Subtotal 12/31/2023	-	-	**1,073**	**1,474**	**958**	**1,094**	**859**	**1,156**	**6,600**	**13,214**	
	Non-overdue operations										
Falling due installments	**37,581**	**79,688**	**20,334**	**2,955**	**487**	**496**	**398**	**291**	**857**	**143,087**	**142,534**
01 to 30	3,424	31,665	4,231	247	73	90	76	44	137	39,987	39,841
31 to 60	1,983	13,159	2,051	179	38	49	39	24	68	17,590	18,265
61 to 90	1,837	9,199	1,579	155	31	39	30	19	51	12,940	12,866
91 to 180	4,910	14,769	3,107	409	66	84	64	42	109	23,560	23,321
181 to 365	8,024	8,126	3,038	601	81	83	63	49	126	20,191	20,147
Over 365 days	17,403	2,770	6,328	1,364	198	151	126	113	366	28,819	28,094
Overdue up to 14 days	**137**	**412**	**107**	**24**	**8**	**8**	**10**	**4**	**11**	**721**	**749**
Subtotal (b)	**37,718**	**80,100**	**20,441**	**2,979**	**495**	**504**	**408**	**295**	**868**	**143,808**	**143,283**
Subtotal 12/31/2023	**36,755**	**89,695**	**10,943**	**2,964**	**610**	**619**	**453**	**327**	**917**	**143,283**	
	06/30/2024										
Total Portfolio (a+b)	**37,718**	**80,100**	**21,466**	**4,148**	**1,619**	**1,433**	**1,291**	**1,492**	**6,734**	**156,001**	**156,497**
Allowance [2]	(189)	(800)	(1,228)	(416)	(490)	(746)	(922)	(1,492)	(6,734)	(13,017)	(13,679)
Current provision										**(9,943)**	**(10,451)**
Non-current provision										**(3,074)**	**(3,228)**
	12/31/2023										
Total Portfolio	**36,755**	**89,695**	**12,016**	**4,438**	**1,568**	**1,713**	**1,312**	**1,483**	**7,517**	**156,497**	
Allowance [2]	(183)	(897)	(865)	(445)	(474)	(881)	(930)	(1,487)	(7,517)	(13,679)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 8,862 (R$ 9,712 at 12/31/2023).

III - By business sector

	06/30/2024	%	12/31/2023	%
Public Sector	**4,058**	**0.4%**	**4,159**	**0.5%**
Petrochemical and chemical	460	-	209	-
State and local governments	2,503	0.3%	2,397	0.3%
Sundry	1,095	0.1%	1,553	0.2%
Private sector	**940,904**	**99.6%**	**903,203**	**99.5%**
Companies	**428,841**	**45.4%**	**401,208**	**44.2%**
Sugar and alcohol	4,261	0.4%	4,261	0.4%
Agribusiness and fertilizers	23,341	2.5%	22,978	2.5%
Food and beverage	23,333	2.5%	19,940	2.2%
Banks and other financial institutions	13,636	1.4%	14,081	1.6%
Capital assets	9,445	1.0%	8,222	0.9%
Pulp and paper	5,395	0.6%	4,215	0.5%
Publishing and printing	2,563	0.3%	2,387	0.3%
Electronic and IT	9,172	1.0%	8,317	0.9%
Packaging	5,353	0.6%	4,520	0.5%
Energy and sewage	7,517	0.8%	7,537	0.8%
Education	3,608	0.4%	3,557	0.4%
Pharmaceuticals and cosmetics	12,740	1.3%	11,478	1.3%
Real estate agents	41,327	4.3%	39,049	4.3%
Entertainment and tourism	8,596	0.9%	7,986	0.9%
Wood and furniture	6,497	0.7%	6,796	0.7%
Construction materials	7,618	0.8%	7,406	0.8%
Steel and metallurgy	12,860	1.4%	12,758	1.4%
Media	712	0.1%	875	0.1%
Mining	5,230	0.6%	4,830	0.6%
Infrastructure work	9,600	1.0%	8,943	0.9%
Oil and gas (1)	9,053	1.0%	9,727	1.1%
Petrochemical and chemical	11,327	1.2%	10,524	1.2%
Health care	5,518	0.6%	5,799	0.6%
Insurance, reinsurance and pension plans	398	-	321	-
Telecommucations	2,940	0.3%	2,773	0.3%
Third sector	2,569	0.3%	2,919	0.3%
Tradings	4,831	0.5%	3,872	0.4%
Transportation	31,668	3.4%	30,326	3.4%
Domestic appliances	2,898	0.3%	3,000	0.3%
Vehicles and autoparts	23,054	2.4%	22,107	2.5%
Clothing and shoes	6,782	0.7%	6,236	0.7%
Commerce - sundry	32,153	3.4%	30,372	3.3%
Industry - sundry	4,162	0.4%	5,737	0.6%
Services - sundry	47,100	5.0%	44,021	4.9%
Sundry	31,584	3.3%	23,338	2.6%
Individuals	**512,063**	**54.2%**	**501,995**	**55.3%**
Credit cards	140,756	14.9%	144,392	15.9%
Mortgage loans	164,581	17.4%	158,424	17.4%
Consumer loans / checking account	171,663	18.2%	165,749	18.3%
Vehicles	35,063	3.7%	33,430	3.7%
Grand total	**944,962**	**100.0%**	**907,362**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 84.7% is held by individuals (84.5% at 12/31/2023) and 15.3% by Companies (15.5% at 12/31/2023).

IV - Financial guarantees provided by type

Type of guarantee	06/30/2024 Portfolio	06/30/2024 Provision	12/31/2023 Portfolio	12/31/2023 Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	34,296	(446)	32,165	(436)
Sundry bank guarantees	55,242	(366)	52,702	(347)
Other financial guarantees provided	11,172	(88)	10,083	(94)
Restricted to the distribution of marketable securities by Public Offering	5,012	(5)	2,677	(3)
Restricted to bids, auctions, service provision or execution of works	3,681	(30)	2,766	(42)
Restricted to international trade of goods	1,650	(19)	1,078	(13)
Restricted to supply of goods	1,267	(2)	1,151	(2)
Total	**112,320**	**(956)**	**102,622**	**(937)**

b) Credit concentration

Loan, lease and other credit operations [1]	06/30/2024 Risk	06/30/2024 % of total	12/31/2023 Risk	12/31/2023 % of total
Largest debtor	6,069	0.6%	5,378	0.5%
10 largest debtors	39,437	3.7%	34,637	3.4%
20 largest debtors	60,617	5.7%	54,100	5.4%
50 largest debtors	99,102	9.4%	87,440	8.7%
100 largest debtors	136,593	12.9%	121,686	12.0%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	06/30/2024	12/31/2023
Opening balance - 01/01	**(55,380)**	**(56,590)**
Net increase for the period	(17,924)	(36,155)
Minimum	(18,537)	(36,871)
Financial Guarantees Provided	(19)	(150)
Additional	632	866
Write-Off	19,456	36,823
Other	(624)	542
Closing balance	**(54,472)**	**(55,380)**
Minimum	(37,795)	(38,090)
Financial Guarantees Provided	(956)	(937)
Additional [1]	(15,721)	(16,353)

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (231) (R$ (177) at 12/31/2023).

At 06/30/2024, the balance of the provision regarding the loan portfolio is equivalent to 5.8% (6.1% at 12/31/2023).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	06/30/2024	12/31/2023
Opening balance - 01/01	**(13,679)**	**(14,552)**
Net increase for the period	(5,642)	(11,415)
Minimum	(5,475)	(11,713)
Additional	(167)	298
Write-Off	6,304	12,288
Closing balance	**(13,017)**	**(13,679)**
Minimum	(9,755)	(10,584)
Additional	(3,262)	(3,095)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	06/30/2024			12/31/2023		
	Portfolio	Provision for Loan Losses	%	Portfolio	Provision for Loan Losses	%
Total renegotiated loans	37,417	(15,427)	41.2%	39,022	(15,310)	39.2%
(-) Renegotiated loans overdue up to 30 days [1]	(11,808)	3,732	31.6%	(12,162)	3,681	30.3%
Renegotiated loans overdue over 30 days [1]	25,609	(11,695)	45.7%	26,860	(11,629)	43.3%

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans of the Lease Portfolio are R$ 77 (R$ 60 at 12/31/2023).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 5,942 (R$ 6,271 at 12/31/2023), and its respective provision for losses is R$ (2,782) (R$ (2,917) at 12/31/2023).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	06/30/2024					12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	6	9,050	9,056	6,684	1,330	(353)
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	9	9,050	9,059	6,686	(1,330)	353

In the periods there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2024				12/31/2023			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	126	124	125	124	139	140	139	139
Working capital	449	449	449	449	502	502	502	502
Total	**575**	**573**	**574**	**573**	**641**	**642**	**641**	**641**

1) Under Other liabilities Sundry.

From 01/01 to 06/30/2024 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 58 (R$ 132 from 01/01 to 06/30/2023), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	06/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	-	-	-	-	-	-	4	-	1	5	15
Existing allowance [1]	-	-	-	-	-	-	-	-	-	-	(2)
National Support Program for Micro and Small Companies (PRONAMPE)	1,541	1,131	10,243	64	11	2	211	271	1	13,475	11,740
Existing allowance [2]	-	(6)	(102)	(2)	(1)	(1)	(106)	(189)	(1)	(408)	(383)
Emergency Program for Access to Credit (PEAC FGI)	7,679	484	1,950	261	142	104	333	149	57	11,159	12,221
Existing allowance [2]	-	(2)	(19)	(8)	(14)	(31)	(167)	(104)	(57)	(402)	(312)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

The accounting policy on deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending and subordinated debt is presented in Note 2b IV.

a) Summary

	06/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	378,951	89,751	54,216	494,247	1,017,165	951,352
Deposits received under securities repurchase agreements	389,692	1,448	4,074	35,525	430,739	389,311
Funds from acceptances and issuance of securities	11,980	45,026	54,838	194,179	306,023	301,635
Borrowing and onlending	15,010	47,441	33,380	20,914	116,745	99,788
Subordinated debt	31	-	-	51,425	51,456	46,677
Total	**795,664**	**183,666**	**146,508**	**796,290**	**1,922,128**	**1,788,763**
% per maturity date	41.4%	9.6%	7.6%	41.4%	100.0%	
Total - 12/31/2023	**715,794**	**168,900**	**140,540**	**763,529**	**1,788,763**	
% per maturity date	40.0%	9.4%	7.9%	42.7%	100.0%	

b) Deposits

	06/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**254,591**	**89,751**	**54,216**	**494,247**	**892,805**	**837,804**
Savings deposits	179,030	-	-	-	179,030	174,765
Interbank deposits	2,493	1,705	29	1,488	5,715	6,448
Time deposits	73,068	88,046	54,187	492,759	708,060	656,591
Non-interest bearing deposits	**124,360**	-	-	-	**124,360**	**113,548**
Demand deposits	116,460	-	-	-	116,460	105,634
Other deposits	7,900	-	-	-	7,900	7,914
Total	**378,951**	**89,751**	**54,216**	**494,247**	**1,017,165**	**951,352**
% per maturity date	37.3%	8.8%	5.3%	48.6%	100.0%	
Total – 12/31/2023	**347,885**	**78,984**	**53,949**	**470,534**	**951,352**	
% per maturity date	36.6%	8.3%	5.7%	49.4%	100.0%	

c) Deposits received under securities repurchase agreements

	06/30/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**230,149**	**18**	**2**	**8**	**230,177**	**178,775**
Government securities	195,435	16	-	1	195,452	147,656
Corporate securities	31,332	-	2	-	31,334	30,714
Own issue	1	-	-	7	8	8
Foreign	3,381	2	-	-	3,383	397
Third-party portfolio	**116,516**	-	-	-	**116,516**	**134,807**
Free portfolio	**43,027**	**1,430**	**4,072**	**35,517**	**84,046**	**75,729**
Total	**389,692**	**1,448**	**4,074**	**35,525**	**430,739**	**389,311**
% per maturity date	90.5%	0.3%	0.9%	8.3%	100.0%	
Total - 12/31/2023	**352,451**	**1,181**	**4,200**	**31,479**	**389,311**	
% per maturity date	90.5%	0.3%	1.1%	8.1%	100.0%	

d) Funds from acceptances and issuance of securities

	06/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**10,414**	**41,439**	**46,566**	**125,022**	**223,441**	**228,414**
Financial bills	4,767	22,936	14,840	37,322	79,865	81,197
Real estate credit bills	2,416	8,814	16,408	16,271	43,909	48,955
Rural credit bills	749	7,796	8,572	22,212	39,329	39,072
Guaranteed real estate bills	2,482	1,893	6,746	49,217	60,338	59,190
Foreign loans through securities	**1,514**	**3,111**	**6,666**	**57,856**	**69,147**	**62,999**
Brazil risk note programme	111	670	3,487	4,061	8,329	7,758
Structure note issued	264	1,254	1,565	6,340	9,423	8,409
Bonds	1,125	933	444	36,047	38,549	36,324
Fixed rate notes	8	-	-	9,230	9,238	6,810
Eurobonds	2	20	965	53	1,040	832
Mortgage notes	-	2	5	61	68	76
Other	4	232	200	2,064	2,500	2,790
Funding from structured operations certificates	**52**	**476**	**1,606**	**11,301**	**13,435**	**10,222**
Total	**11,980**	**45,026**	**54,838**	**194,179**	**306,023**	**301,635**
% per maturity date	3.9%	14.7%	17.9%	63.5%	100.0%	
Total - **12/31/2023**	**5,799**	**39,333**	**54,993**	**201,510**	**301,635**	
% per maturity date	2.0%	13.0%	18.2%	66.8%	100.0%	

The fair value of Funding from structured operations certificates is R$ 15,029 (R$ 11,448 at 12/31/2023).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.35% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

	06/30/2024	12/31/2023
Real estate loans	61,667	63,114
Government securities - Brazil	7,158	3,384
Total asset portfolio	**68,825**	**66,498**
Total adjusted asset portfolio	**68,825**	**66,498**
Liabilities for issue of LIGs	**60,338**	**59,190**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	06/30/2024	12/31/2023
Breakdown	**89.6%**	**94.9%**
Sufficiency		
Notional amount	114.1%	112.4%
Present value under stress	100.2%	113.2%
Weighted average term		
Of the asset portfolio	133.5 months	141.6 months
Of outstanding LIGs	34.2 months	38.9 months
Liquidity		
Net assets	11,526	5,224

e) Borrowing and onlending

	06/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**14,448**	**45,645**	**31,465**	**11,027**	**102,585**	**86,701**
In Brazil	1,433	-	-	-	1,433	3,902
Foreign [(1)]	13,015	45,645	31,465	11,027	101,152	82,799
Onlending - In Brazil – Official Institutions	**562**	**1,796**	**1,915**	**9,887**	**14,160**	**13,087**
BNDES	269	289	416	3,958	4,932	3,864
FINAME	284	1,355	1,474	5,513	8,626	8,519
Other	9	152	25	416	602	704
Total	**15,010**	**47,441**	**33,380**	**20,914**	**116,745**	**99,788**
% per maturity date	12.9%	40.6%	28.6%	17.9%	100.0%	
Total - 12/31/2023	**9,658**	**48,567**	**27,398**	**14,165**	**99,788**	
% per maturity date	9.7%	48.7%	27.5%	14.1%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

	06/30/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills	-	-	-	22,365	22,365	20,256
Euronotes	-	-	-	22,157	22,157	19,262
Bonds	31	-	-	6,903	6,934	7,159
Total	**31**	**-**	**-**	**51,425**	**51,456**	**46,677**
% per maturity date	0.1%	-	-	99.9%	**100.0%**	
Total - 12/31/2023	**1**	**835**	**-**	**45,841**	**46,677**	
% per maturity date	-	1.8%	-	98.2%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated euronotes in the amount of R$ 22,175 (R$ 19,315 at 12/31/2023) with maturity over 365 days and Subordinated financial bills in the amount of R$ 22,364 (R$ 20,256 at 12/31/2023) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2024	12/31/2023
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,372	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	974	1,052
	50	2019	2028	CDI + 0.72%	75	71
	2,281	2019	2029	CDI + 0.75%	3,408	3,227
	450	2020	2029	CDI + 1.85%	672	633
	106	2020	2030	IPCA + 4.64%	159	151
	1,556	2020	2030	CDI + 2%	2,337	2,199
	5,488	2021	2031	CDI + 2%	7,938	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,096	1,029
	1,161	2023	2034	102% of CDI	1,204	1,141
	108	2023	2034	CDI + 0.2%	113	107
	122	2023	2034	10.63%	127	121
	700	2023	Perpetual	CDI + 1.9%	757	713
	107	2023	2034	IPCA + 5.48%	112	106
	530	2024	2034	100% of CDI	541	-
	470	2024	2039	102% of CDI	480	-
				Total	**22,365**	**20,256**
Subordinated euronotes - USD						
	1,250	2017	Perpetual	7.72%	6,974	6,042
	750	2018	Perpetual	7.86%	4,261	3,709
	750	2019	2029	4.50%	4,189	3,640
	700	2020	Perpetual	4.63%	3,937	3,441
	501	2021	2031	3.88%	2,796	2,430
				Total	**22,157**	**19,262**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,481	1,366
	97,962	2009	2035	4.75%	1,158	1,060
	1,060,250	2010	2032	4.35%	115	105
	1,060,250	2010	2035	3.90% to 3.96%	265	242
	1,060,250	2010	2036	4.48%	1,262	1,152
	1,060,250	2010	2038	3.93%	919	839
	1,060,250	2010	2040	4.15% to 4.29%	708	647
	1,060,250	2010	2042	4.45%	345	315
	57,168	2014	2034	3.80%	452	412
				Total	**6,705**	**6,138**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	198	186
	780,392	2014	2024	LIB	-	835
				Total	**198**	**1,021**
Subordinated bonds - USD						
	172	2023	2024	8.90%	31	-
				Total	**31**	-
Total					**51,456**	**46,677**

Note 8 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2b XVI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage.

- **Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) -** recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Unearned premiums (PPNG)	4,296	4,054	10	11	-	-	4,306	4,065
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	16	281,412	265,177	-	-	281,429	265,193
Redemptions and other unsettled amounts (PVR)	19	5	988	630	-	-	1,007	635
Financial surplus (PEF)	-	-	698	729	-	-	698	729
Unsettled claims (PSL)	483	475	11	85	-	-	494	560
Claims / events incurred but not reported (IBNR)	420	410	26	26	-	-	446	436
Related expenses (PDR/PDC)	28	29	52	53	-	-	80	82
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,378	3,146	3,378	3,146
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	8	8	8	8
Other provisions	142	140	107	-	-	-	249	140
Total technical provisions (a)	**5,405**	**5,129**	**283,304**	**266,711**	**3,386**	**3,154**	**292,095**	**274,994**
Current	**3,984**	**3,838**	**1,101**	**805**	**3,386**	**3,154**	**8,471**	**7,797**
Non-current	**1,421**	**1,291**	**282,203**	**265,906**	-	-	**283,624**	**267,197**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Interbank investments	**790**	**285**	**891**	**1,142**	**1,054**	**750**	**2,735**	**2,177**
Securities and derivative financial instruments	**2,873**	**3,288**	**282,715**	**266,521**	**2,480**	**2,543**	**288,068**	**272,352**
PGBL / VGBL fund quotas (1)	-	-	269,543	253,286	-	-	269,543	253,286
Other government securities and corporate securities	2,873	3,288	13,172	13,235	2,480	2,543	18,525	19,066
Receivables from insurance and reinsurance operations (2)	**1,966**	**1,743**	**505**	**85**	**-**	**-**	**2,471**	**1,828**
Credit rights	1,654	1,387	-	-	-	-	1,654	1,387
Other credits	312	356	505	85	-	-	817	441
Total Guarantee Assets (b)	**5,629**	**5,316**	**284,111**	**267,748**	**3,534**	**3,293**	**293,274**	**276,357**
Total Excess Coverage (b-a)	**224**	**187**	**807**	**1,037**	**148**	**139**	**1,179**	**1,363**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2b XVII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		06/30/2024				12/31/2023
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,203**	**7,821**	**2,141**	**13,165**	**13,261**
(-) Provisions guaranteed by indemnity clause	2b X	(205)	(962)	-	(1,167)	(1,159)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**	**12,102**
Adjustment / Interest		75	260	-	335	417
Changes in the period reflected in income		**791**	**1,292**	**167**	**2,250**	**4,045**
Increase		1,087	1,496	167	2,750	5,005
Reversal		(296)	(204)	-	(500)	(960)
Payment / Transfer		(837)	(1,468)	(1,421)	(3,726)	(4,566)
Subtotal		**3,027**	**6,943**	**887**	**10,857**	**11,998**
(+) Provisions guaranteed by indemnity clause	2b X	194	1,074	-	1,268	1,167
Closing balance		**3,221**	**8,017**	**887**	**12,125**	**13,165**
Current		**1,562**	**3,017**	**887**	**5,466**	**6,562**
Non-current		**1,659**	**5,000**	**-**	**6,659**	**6,603**
Closing balance at 12/31/2023		**3,203**	**7,821**	**2,141**	**13,165**	

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		06/30/2024			12/31/2023
	Note	Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**2,634**	**3,945**	**6,579**	**6,214**
(-) Provisions guaranteed by indemnity clause	2b X	-	(79)	(79)	(75)
Subtotal		**2,634**	**3,866**	**6,500**	**6,139**
Adjustment / Interest		57	106	163	382
Changes in the period reflected in income		**(38)**	**(89)**	**(127)**	**373**
Increase		21	11	32	722
Reversal		(59)	(100)	(159)	(349)
Payment		(4)	(92)	(96)	(394)
Subtotal		**2,649**	**3,791**	**6,440**	**6,500**
(+) Provisions guaranteed by indemnity clause	2b X	-	81	81	79
Closing balance		**2,649**	**3,872**	**6,521**	**6,579**
Current		-	-	-	-
Non-current		**2,649**	**3,872**	**6,521**	**6,579**
Closing balance at 12/31/2023		**2,634**	**3,945**	**6,579**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 2,026: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,339.

- PIS and COFINS – Calculation Basis – R$ 720: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 706.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,667 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 973 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 46,003 (R$ 45,080 at 12/31/2023), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 9,881: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,901: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,778: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 4,009: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,822: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,345: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,332: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,591: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 779 (R$ 943 at 12/31/2023) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

	Note	06/30/2024				12/31/2023
		Civil	Labor	Tax	Total	Total
Deposits in guarantee	10a	1,960	2,112	9,459	13,531	13,277
Investment fund quotas		454	85	2	541	574
Surety		69	58	5,840	5,967	5,683
Insurance bond		1,911	1,626	18,162	21,699	21,011
Guarantee by government securities		-	-	342	342	325
Total		**4,394**	**3,881**	**33,805**	**42,080**	**40,870**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	06/30/2024	12/31/2023
Foreign exchange portfolio	10b	178,435	126,945
Trading and intermediation of securities		22,642	19,494
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,531	13,277
Operations without credit granting characteristics, net of provisions		12,041	10,325
Income receivable		3,936	3,442
Sundry domestic		7,839	5,941
Receivables from insurance and reinsurance operations		2,209	2,137
Sundry foreign		698	771
Net amount receivables from reimbursement of provisions	9c	779	943
Assets of post-employment benefit plans	19e	429	343
Other		2,447	2,061
Total		**244,986**	**185,679**
Current		**210,620**	**163,615**
Non-current		**34,366**	**22,064**

b) Foreign exchange portfolio

	Note	06/30/2024	12/31/2023
Assets - other receivables	**10a**	**178,435**	**126,945**
Exchange purchase pending settlement – foreign currency		104,844	68,796
Bills of exchange and term documents – foreign currency		2	2
Exchange sale rights – local currency		74,431	59,076
(Advances received) – local currency		(842)	(929)
Liabilities – other liabilities	**2a, 10d**	**177,213**	**129,303**
Exchange sales pending settlement – foreign currency		74,119	60,244
Liabilities from purchase of foreign currency – local currency		102,966	68,936
Other		128	123
Offsetting accounts		**4,890**	**3,914**
Outstanding import credits – foreign currency		2,460	1,997
Confirmed export credits – foreign currency		2,430	1,917

c) Prepaid expenses

	06/30/2024	12/31/2023
Publicity and advertising	1,040	1,272
Commissions related to software maintenance	1,132	1,000
Commissions	449	417
Related to insurance and pension plan	20	20
Related to vehicle financing	5	9
Other	424	388
Credit Card Operating Expenses	559	893
Legal Protection Insurance	162	165
Municipal Tax	81	10
Other	1,617	1,347
Total	**5,040**	**5,104**
Current	**4,385**	**4,115**
Non-current	**655**	**989**

d) Other liabilities - Sundry

	Note	06/30/2024	12/31/2023
Foreign exchange portfolio	10b	177,213	129,303
Payment transactions		71,728	71,403
Trading and intermediation of securities		20,751	19,336
Charging and collection of taxes and similar		9,194	520
Social and statutory		8,884	10,675
Transactions related to credit assignments	6f	574	641
Provisions for sundry payments		2,487	2,788
Sundry foreign		3,914	3,516
Sundry domestic		6,066	4,283
Personnel provision		3,134	2,386
Funds to be released		2,961	1,699
Obligations on official agreements and rendering of payment services		1,837	2,035
Liabilities from post-employment benefit plans	19e	2,334	2,772
Income receivable		1,290	1,339
Other		2,185	1,956
Total		**314,552**	**254,652**
Current		**293,852**	**242,391**
Non-current		**20,700**	**12,261**

e) Commissions and Banking Fees

The accounting policy on commissions and banking fees is presented in Note 2b XX.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 06/30/2024	01/01 to 06/30/2023
Credit and debit cards	9,853	10,279
Current account services	3,240	3,522
Asset management	4,113	3,905
Funds	3,451	3,226
Consortia	662	679
Credit operations and Financial guarantees provided	1,456	1,402
Credit operations	667	690
Financial guarantees provided	789	712
Collection services	1,040	1,014
Advisory services and Brokerage	2,660	1,520
Custody services	309	293
Other	1,734	1,511
Total	**24,405**	**23,446**

f) Personnel expenses

	01/01 to 06/30/2024	01/01 to 06/30/2023
Compensation, Payroll charges, Welfare benefits, Dismissals and Training	(11,277)	(10,892)
Employees' profit sharing and Share-based payment	(3,660)	(3,061)
Total	**(14,937)**	**(13,953)**

g) Other administrative expenses

	01/01 to 06/30/2024	01/01 to 06/30/2023
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(3,897)	(3,942)
Data processing and telecommunications	(2,512)	(2,429)
Installations and Materials	(1,623)	(1,780)
Depreciation and amortization	(2,678)	(2,529)
Advertising, promotions and publicity	(993)	(893)
Other	(729)	(666)
Total	**(12,432)**	**(12,239)**

h) Other operating expenses

	01/01 to 06/30/2024	01/01 to 06/30/2023
Selling - credit cards	(2,922)	(2,873)
Selling of non-financial products	(2,393)	(978)
Operations without no credit granting characteristics, net of provision	(207)	(253)
Amortization of goodwill	(201)	(131)
Claims losses	(243)	(316)
Refund of interbank costs	(260)	(218)
Impairment	(21)	(38)
Other	(1,388)	(768)
Total	**(7,635)**	**(5,575)**

Note 11 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2b XVIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income

Due on operations for the period	01/01 to 06/30/2024	01/01 to 06/30/2023
Income before income tax and social contribution	**25,113**	**20,399**
Charges (income tax and social contribution) at the rates in effect	(11,301)	(9,179)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	469	298
Interest on capital	2,592	2,749
Other non-deductible expenses net of non taxable income [1]	291	(218)
Income tax and social contribution expenses	**(7,949)**	**(6,350)**
Related to temporary differences		
Increase / (reversal) for the period	2,964	3,130
(Expenses) / Income related to deferred taxes	**2,964**	**3,130**
Total income tax and social contribution expenses	**(4,985)**	**(3,220)**

1) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 06/30/2024	01/01 to 06/30/2023
PIS and COFINS	(3,525)	(3,700)
ISS	(849)	(802)
Other	(406)	(554)
Total	**(4,780)**	**(5,056)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (862) (R$ (842) from 01/01 to 06/30/2023) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according regulations established by Law No. 14,031, of July 28, 2020.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	06/30/2024	**12/31/2023**	**12/31/2023**	**Realization / Reversal**	**Increase**	**06/30/2024**
Reflected in income			**60,390**	**(8,457)**	**12,184**	**64,117**
Provision for loan losses	104,929	95,508	41,274	(2,759)	7,052	45,567
Related to tax losses and social contribution loss carryforwards			1,997	(61)	316	2,252
Provision for profit sharing	5,015	6,578	2,794	(2,794)	2,120	2,120
Provision for devaluation of securities with permanent impairment	2,878	2,731	1,228	(205)	271	1,294
Adjustments to fair value of Trading securities and Derivative financial instruments	161	123	61	(61)	84	84
Goodwill on purchase of investments	210	237	91	(9)	-	82
Provisions	13,507	13,453	5,869	(1,145)	1,157	5,881
Civil lawsuits	3,027	2,998	1,227	(386)	393	1,234
Labor claims	6,608	6,510	2,867	(673)	710	2,904
Tax and social security obligations	3,872	3,945	1,775	(86)	54	1,743
Legal obligations	853	720	279	(1)	62	340
Provision related to health insurance operations	955	955	382	-	-	382
Other non-deductible provisions	15,767	16,053	6,415	(1,422)	1,122	6,115
Reflected in stockholders' equity			**3,119**	**(106)**	**1,736**	**4,749**
Adjustments to fair value of available for sale securities	8,221	4,328	2,175	(78)	1,725	3,822
Cash flow hedge	185	240	120	(28)	-	92
Post-employment benefits	1,856	1,830	824	-	11	835
Total [(1)]	**154,537**	**142,756**	**63,509**	**(8,563)**	**13,920**	**68,866**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 15,580 (R$ 13,946 at 12/31/2023) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,311 (R$ 1,278 at 12/31/2023), Provision for loan losses of R$ 12,958 (R$ 11,260 at 12/31/2023), Administrative provisions of R$ 91 (R$ 107 at 12/31/2023), Provisions for legal, tax and social security obligations of R$ 428 (R$ 397 at 12/31/2023), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 24 (R$ 106 at 12/31/2023), and Provision for reward program of R$ 133 (R$ 180 at 12/31/2023).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2023	Realization / Reversal	Increase	06/30/2024
Reflected in income	**5,207**	**(2,254)**	**3,008**	**5,961**
Depreciation in excess – finance lease	130	(15)	-	115
Adjustment of deposits in guarantee and provisions	1,581	(1)	83	1,663
Post-employment benefits	15	(12)	233	236
Adjustments to fair value of trading securities and derivative financial instruments	1,594	(1,594)	1,951	1,951
Adjustments of operations carried out on the future settlement market	450	(450)	542	542
Other	1,437	(182)	199	1,454
Reflected in stockholders' equity	**1,060**	**(20)**	**568**	**1,608**
Adjustments to fair value of available for sale securities	1,052	(20)	568	1,600
Post-employment benefits	8	-	-	8
Total (1)	**6,267**	**(2,274)**	**3,576**	**7,569**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 553 (R$ 632 at 12/31/2023) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 381 (R$ 360 at 12/31/2023), Adjustments to fair value of available for sale securities of R$ 34 (R$ 17 at 12/31/2023), Depreciation in excess - finance lease of R$ 113 (R$ 128 at 12/31/2023), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 4 (R$ 107 at 12/31/2023).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2024	12,489	18.7%	784	34.8%	13,273	19.3%	-	-	(971)	12.8%	12,302	20.0%
2025	12,330	18.5%	311	13.8%	12,641	18.4%	-	-	(305)	4.0%	12,336	20.1%
2026	12,640	19.0%	15	0.7%	12,655	18.4%	-	-	(219)	2.9%	12,436	20.3%
2027	12,749	19.1%	31	1.4%	12,780	18.6%	-	-	(274)	3.6%	12,506	20.4%
2028	5,009	7.5%	746	33.1%	5,755	8.4%	-	-	(585)	7.7%	5,170	8.4%
After 2028	11,397	17.2%	365	16.2%	11,762	16.9%	65	100.0%	(5,215)	69.0%	6,612	10.8%
Total	**66,614**	**100.0%**	**2,252**	**100.0%**	**68,866**	**100.0%**	**65**	**100.0%**	**(7,569)**	**100.0%**	**61,362**	**100.0%**
Present Value [1]	**58,099**		**1,997**		**60,096**		**49**		**(5,831)**		**54,314**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 06/30/2024, deferred tax assets not accounted for correspond to R$ 277 (R$ 273 at 12/31/2023) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	06/30/2024	12/31/2023
Taxes and contributions on income payable		5,724	6,153
Other taxes and contributions payable		4,334	4,054
Legal obligations	9b II	2,649	2,634
Total		**12,707**	**12,841**
Current		**9,450**	**9,841**
Non-current		**3,257**	**3,000**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,422 (R$ 1,220 at 12/31/2023) and are represented by Legal obligations of R$ 971 (R$ 962 at 12/31/2023) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,451 (R$ 258 at 12/31/2023).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A.	Book value 12/31/2023						Changes from 01/01 to 06/30/2024									Balance at 06/30/2024	Equity in earnings of subsidiaries from 01/01 to 06/30/2023
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria (1)	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued (2)	Net Income / (Loss)	Adjustments to investor criteria (1)	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)		
Subsidiaries																	
In Brazil	**172,006**	**(3,749)**	**1,253**	**(24)**	**-**	**169,486**	**-**	**(8,271)**	**15,663**	**25**	**914**	**16,602**	**3,770**	**(2,425)**	**(91)**	**179,071**	**16,277**
Itaú Unibanco S.A.	144,681	(3,720)	1,084	(21)	-	142,024	-	(8,176)	13,157	15	936	14,108	3,771	(2,138)	(3,134)	146,455	14,374
Redecard Instituição de Pagamento S.A.	9,484	-	1	(3)	-	9,482	-	-	290	-	-	290	-	(51)	-	9,721	398
Banco Itaucard S.A.	5,126	1	6	-	-	5,133	-	-	117	-	-	117	-	-	-	5,250	76
Banco Itaú BBA S.A.	3,427	(26)	86	-	-	3,487	-	(98)	796	(1)	-	795	-	(74)	(4,110)	-	515
Itaú Corretora de Valores S.A.	3,206	-	11	-	-	3,217	-	-	151	-	-	151	-	-	-	3,368	213
Itauseg Participações S.A.	3,217	-	-	-	-	3,217	-	-	413	-	-	413	(1)	(148)	(10)	3,471	351
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,124	(4)	-	-	-	1,120	-	-	57	-	-	57	-	-	-	1,177	29
Other Participation	1,741	-	65	-	-	1,806	-	3	682	11	(22)	671	-	(14)	7,163	9,629	321
Foreign	**8,393**	**607**	**-**	**(1)**	**102**	**9,101**	**(23)**	**(203)**	**1,151**	**-**	**-**	**1,151**	**952**	**(8)**	**-**	**10,970**	**879**
Banco Itaú Chile	4,524	270	-	(2)	102	4,894	(23)	(153)	220	-	-	220	359	7	-	5,304	265
Banco Itaú Uruguay S.A.	3,127	134	-	4	-	3,265	-	-	821	-	-	821	495	(15)	-	4,566	482
Other Participation	742	203	-	(3)	-	942	-	(50)	110	-	-	110	98	-	-	1,100	112
Total	**180,399**	**(3,142)**	**1,253**	**(25)**	**102**	**178,587**	**(23)**	**(8,474)**	**16,814**	**25**	**914**	**17,753**	**4,722**	**(2,433)**	**(91)**	**190,041**	**17,156**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 06/30/2024	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	66,650	146,465	13,157	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	50,186	1,498	348,555,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	3,850	5,250	117	259,874,698,863	1,395,607,666	-	100.00%	100.00%
Banco Itaú BBA S.A.	-	-	796	-	-	-	-	-
Itaú Corretora de Valores S.A.	1,600	3,368	151	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,961	13,135	1,563	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	639	1,176	57	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	15,862	19,870	836	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	630	4,562	821	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 263 (R$ (140) from 01/01 to 06/30/2023) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 5,169 (R$ (2,537) from 01/01 to 06/30/2023).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	06/30/2024			12/31/2023			01/01 to 06/30/2024		01/01 to 06/30/2023	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	2,193,125	13,582	217,956	2,008,271	14,648	153,723	2,911	16,635	(1,485)	12,868
Redecard Instituição de Pagamento S.A.	135,099	93	65,510	127,263	85	65,904	3	1,501	2	2,052
Banco Itaucard S.A.	15,026	-	1,887	15,882	-	2,832	-	117	-	76
Banco Itaú BBA S.A. (1)	-	-	-	4,836	67	739	114	910	39	547
Itaú Corretora de Valores S.A.	8,589	13	4,881	8,459	11	4,828	-	151	-	212
Itauseg Participações S.A.	13,682	1	26	12,468	1	26	(523)	921	12	1,322
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,336	72	12	1,288	71	12	-	58	-	28
Foreign										
Banco Itaú Chile	205,336	17	13,081	186,971	12	12,081	46	882	540	1,660
Banco Itaú Uruguay S.A.	46,398	-	3,491	35,804	-	2,891	(15)	806	12	493

1) Company spun-off by Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

Note 13 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2b XIII, 2b XV.

Fixed Assets	06/30/2024					12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**9,370**	**(3,818)**	**(219)**	**5,333**	**5,115**
Land		1,985	-	-	1,985	1,984
Buildings and Improvements	4% to 10%	7,385	(3,818)	(219)	3,348	3,131
Other fixed assets		**15,489**	**(11,648)**	**(68)**	**3,773**	**3,908**
Installations and Furniture	10% to 20%	3,440	(2,622)	(17)	801	801
Data processing systems	20% to 50%	9,278	(7,687)	(51)	1,540	1,751
Other [(1)]	10% to 20%	2,771	(1,339)	-	1,432	1,356
Total		**24,859**	**(15,466)**	**(287)**	**9,106**	**9,023**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 1, achievable until 2024.

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2b XIV, 2b XV.

		Intangible assets				
	Goodwill and intagible from acquisition	Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	Total
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2023	**11,959**	**2,227**	**5,230**	**19,577**	**7,585**	**46,578**
Acquisitions	-	-	202	1,946	307	**2,455**
Termination / disposals	-	-	(4)	-	(122)	**(126)**
Exchange variation	555	94	149	75	66	**939**
Other	-	(8)	(1)	(1)	-	**(10)**
Balance at 06/30/2024	**12,514**	**2,313**	**5,576**	**21,597**	**7,836**	**49,836**
Amortization						
Balance at 12/31/2023	**(8,724)**	**(1,242)**	**(3,710)**	**(8,422)**	**(3,766)**	**(25,864)**
Amortization expenses	(356)	(40)	(222)	(1,441)	(642)	**(2,701)**
Termination / disposals	-	-	4	-	122	**126**
Exchange variation	(411)	(44)	(92)	(47)	(63)	**(657)**
Other	-	8	-	-	-	**8**
Balance at 06/30/2024	**(9,491)**	**(1,318)**	**(4,020)**	**(9,910)**	**(4,349)**	**(29,088)**
Impairment						
Balance at 12/31/2023	**(1,197)**	**(648)**	**(174)**	**(1,089)**	**-**	**(3,108)**
Exchange variation	(87)	(48)	-	-	-	**(135)**
Balance at 06/30/2024	**(1,284)**	**(696)**	**(174)**	**(1,089)**	**-**	**(3,243)**
Book value						
Balance at 06/30/2024	**1,739**	**299**	**1,382**	**10,598**	**3,487**	**17,505**
Balance at 12/31/2023	**2,038**	**337**	**1,346**	**10,066**	**3,819**	**17,606**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (650) (R$ (1,249) from 01/01 to 12/31/2023), is disclosed under the heading Expenses related to financial operations.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 1,007 (R$ 1,218 at 12/31/2023).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		06/30/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**06/30/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	06/30/2024	4,921,750,614	1,471,784,913	6,393,535,527	59,167
Residents abroad	06/30/2024	36,539,745	3,374,060,076	3,410,599,821	31,562
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	37,000,000	37,000,000	(1,220)
Result of delivery of treasure shares		-	(25,748,118)	(25,748,118)	855
Treasury shares (1)	**06/30/2024**	**-**	**11,688,553**	**11,688,553**	**(376)**
Number of total shares at the end of the period (2)	**06/30/2024**	**4,958,290,359**	**4,834,156,436**	**9,792,446,795**	
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 06/30/2024:

	06/30/2024	
Cost / Market value	**Common**	**Preferred**
Minimum	-	31.42
Weighted Average	-	32.95
Maximum	-	33.66
Treasury Shares		
Average cost	-	32.15
Market value on the last day of the base date	28.09	32.41

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	06/30/2024
Statutory individual net income	18,074
Adjustments:	
(-) Legal reserve - 5%	(904)
Dividend calculation basis	**17,170**
Minimum mandatory dividend - 25%	4,293
Dividends and Interest on Capital Paid / Accrued	**4,985**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**864**	**(130)**	**734**
Interest on capital - 5 monthly installment paid from February to June 2024	0.0150	864	(130)	734
Accrued (Recorded in Other Liabilities – Social and Statutory)		**5,001**	**(750)**	**4,251**
Interest on capital - 1 monthly installment paid on 07/01/2024	0.0150	173	(26)	147
Interest on capital - credited on 03/04/2024 to be paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - credited on 06/06/2024 to be paid on 08/30/2024	0.2134	2,458	(368)	2,090
Total - 01/01 to 06/30/2024		**5,865**	**(880)**	**4,985**
Total - 01/01 to 06/30/2023		**6,214**	**(931)**	**5,283**

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING

	06/30/2024	12/31/2023
Capital reserves	**2,322**	**2,617**
Premium on subscription of shares	284	284
Share-based payment	2,037	2,332
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves (1)	**94,388**	**93,729**
Legal (2)	17,644	16,740
Statutory (3)	76,744	65,989
Special revenue (4)	-	11,000

1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

d) Reconciliation of net income and stockholders' equity (Note 2b I)

	Net income		Stockholders' equity	
	01/01 to 06/30/2024	01/01 to 06/30/2023	06/30/2024	12/31/2023
ITAÚ UNIBANCO HOLDING	**18,074**	**16,365**	**185,129**	**182,505**
Amortization of goodwill	(1)	(1)	5	6
Hedge in foreign operations	35	172	(1,431)	(1,950)
Other	1,370	121	85	227
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**19,478**	**16,657**	**183,788**	**180,788**

e) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2024	12/31/2023	01/01 to 06/30/2024	01/01 to 06/30/2023
Banco Itaú Chile	6,473	5,937	(272)	(337)
Itaú Colombia S.A.	19	18	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	698	830	(106)	(65)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	617	379	(38)	54
Other	393	983	(49)	(35)
Total	**8,200**	**8,147**	**(465)**	**(383)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 06/30/2024	01/01 to 06/30/2023
Partner Plan	(148)	(109)
Share-based plan	(244)	(237)
Total	**(392)**	**(346)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 06/30/2024	01/01 to 06/30/2023
	Quantity	Quantity
Opening balance	**62,425,428**	**48,253,812**
New	23,264,639	24,920,268
Delivered	(7,974,424)	(9,533,753)
Cancelled	(487,636)	(710,274)
Closing balance	**77,228,007**	**62,930,053**
Weighted average of remaining contractual life (years)	**2.69**	**2.84**
Market value weighted average (R$)	**26.93**	**21.87**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 06/30/2024	01/01 to 06/30/2023
	Quantity	Quantity
Opening balance	**43,494,634**	**44,230,077**
New	18,861,995	21,199,342
Delivered	(19,838,942)	(17,573,649)
Cancelled	(73,468)	(303,410)
Closing balance	**42,444,219**	**47,552,360**
Weighted average of remaining contractual life (years)	**1.29**	**1.27**
Market value weighted average (R$)	**32.44**	**25.68**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2b I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	06/30/2024				12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	-	-	-	321
Loan operations	-	133	398	531	679
Securities and derivative financial instruments (assets and liabilities)	1,311	337	3,292	4,940	4,720
Other receivables and other assets	-	452	26	478	397
Total assets	**1,311**	**922**	**3,716**	**5,949**	**6,117**
Liabilities					
Deposits	-	(122)	(2,204)	(2,326)	(1,398)
Deposits received under securities repurchase agreements	-	(65)	(14)	(79)	(194)
Funds from acceptances and issuance of securities	-	(67)	(12)	(79)	(82)
Other liabilities	(7)	(17)	(1,010)	(1,034)	(1,089)
Total liabilities	**(7)**	**(271)**	**(3,240)**	**(3,518)**	**(2,763)**
	01/01 to 06/30/2024				01/01 to 06/30/2023
Statement of Income					
Income related to financial operations	73	14	197	284	396
Expenses related to financial operations	-	(31)	(216)	(247)	(113)
Other operating revenues / (expenses)	7	(60)	(184)	(237)	(89)
Income	**80**	**(77)**	**(203)**	**(200)**	**194**

ITAÚ UNIBANCO HOLDING	06/30/2024					12/31/2023
	Parent companies	Subsidiaries [1]	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	38,007	-	-	38,007	48,753
Loan operations	-	11	-	2	13	14
Securities and derivative financial instruments (assets and liabilities)	-	4,162	-	2	4,164	3,251
Other receivables and other assets	-	201	-	-	201	184
Total assets	-	**42,381**	-	4	**42,385**	**52,202**
Liabilities						
Deposits	-	(86,867)	-	-	(86,867)	(82,553)
Funds from acceptances and issuance of securities	-	(23)	-	-	(23)	(124)
Interbank and Interbranch accounts (assets and liabilities)	-	(817)	-	-	(817)	(3,123)
Other liabilities	-	(27,707)	-	-	(27,707)	(27,977)
Total liabilities	-	**(115,414)**	-	-	**(115,414)**	**(113,777)**
	01/01 to 06/30/2024					01/01 to 06/30/2023
Statement of Income						
Income related to financial operations	-	851	-	-	851	2,439
Expenses related to financial operations	-	(4,319)	-	-	(4,319)	(4,839)
Other operating revenues / (expenses)	-	(59)	-	-	(59)	(72)
Income	-	**(3,527)**	-	-	**(3,527)**	**(2,472)**

1) Companies related in Note 2b I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 179, Liabilities of R$ (7,432) and Result of R$ (8) (R$ 185, R$ (7,099) at 12/31/2023 and R$ (60) from 01/01 to 06/30/2023, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,728) (R$ (1,602) from 01/01 to 06/30/2023) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 06/30/2024	01/01 to 06/30/2023
Fees	(401)	(377)
Profit sharing	(185)	(139)
Post-employment benefits	(6)	(4)
Share-based payment plan	(100)	(78)
Total	**(692)**	**(598)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2b VIII.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	06/30/2024				12/31/2023			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**229,284**	**295,964**	**42**	**525,290**	**202,403**	**283,006**	**66**	**485,475**
Government securities - Brazil	**216,837**	**3,536**	-	**220,373**	**187,425**	**7,864**	-	**195,289**
Financial treasury bills	35,751	-	-	35,751	12,244	-	-	12,244
National treasury bills	53,850	-	-	53,850	79,221	-	-	79,221
National treasury notes	121,328	3,536	-	124,864	93,097	7,864	-	100,961
Brazilian external debt bonds	5,908	-	-	5,908	2,863	-	-	2,863
Government securities - Latin America	**3,708**	-	-	**3,708**	**2,920**	-	-	**2,920**
Government securities - Abroad	**279**	-	-	**279**	**1,052**	-	-	**1,052**
Corporate securities	**8,460**	**22,885**	**42**	**31,387**	**11,006**	**21,856**	**66**	**32,928**
Shares	2,081	-	-	2,081	3,878	-	-	3,878
Rural product note	-	181	-	181	-	146	-	146
Bank deposit certificates	-	22	-	22	-	30	-	30
Real estate receivables certificates	114	789	12	915	135	1,114	1	1,250
Fund quotas	**266**	**17,521**	-	**17,787**	**225**	**15,050**	-	**15,275**
Credit rights	-	14,319	-	14,319	-	12,694	-	12,694
Fixed income	-	2,953	-	2,953	-	1,837	-	1,837
Variable income	266	249	-	515	225	519	-	744
Debentures	4,168	2,358	22	6,548	4,156	1,956	60	6,172
Eurobonds and other	1,759	-	8	1,767	2,520	-	5	2,525
Financial bills	-	1,245	-	1,245	-	2,541	-	2,541
Promissory and commercial notes	-	159	-	159	-	435	-	435
Other	72	610	-	682	92	584	-	676
PGBL / VGBL fund quotas	-	**269,543**	-	**269,543**	-	**253,286**	-	**253,286**
Available for sale securities	**175,661**	**138,626**	**3,101**	**317,388**	**142,514**	**119,355**	**1,984**	**263,853**
Government securities - Brazil	**96,302**	-	**77**	**96,379**	**71,517**	**902**	**90**	**72,509**
Financial treasury bills	41,382	-	-	41,382	24,445	-	-	24,445
National treasury bills	21,003	-	-	21,003	19,177	-	-	19,177
National treasury notes	27,455	-	-	27,455	20,423	902	-	21,325
National treasury / securitization	-	-	77	77	-	-	90	90
Brazilian external debt bonds	6,462	-	-	6,462	7,472	-	-	7,472
Government securities - Latin America	**39,589**	-	-	**39,589**	**36,694**	-	-	**36,694**
Government securities - Abroad	**14,903**	**1,949**	-	**16,852**	**13,626**	-	-	**13,626**
Corporate securities	**24,867**	**136,677**	**3,024**	**164,568**	**20,677**	**118,453**	**1,894**	**141,024**
Shares	4,588	19,084	81	23,753	662	18,567	264	19,493
Rural product note	-	53,986	-	53,986	-	42,240	-	42,240
Bank deposit certificates	-	78	-	78	-	44	-	44
Real estate receivables certificates	185	4,438	109	4,732	179	2,846	123	3,148
Fixed income fund quotas	-	18	-	18	-	18	-	18
Debentures	15,210	43,427	2,481	61,118	16,200	41,562	1,490	59,252
Eurobonds and other	4,673	958	-	5,631	3,473	937	-	4,410
Financial bills	-	257	-	257	-	346	-	346
Promissory and commercial notes	-	12,461	66	12,527	-	10,650	17	10,667
Other	211	1,970	287	2,468	163	1,243	-	1,406
Other receivables - Sundry	-	**1,825**	**19**	**1,844**	-	**1,294**	**57**	**1,351**
Other liabilities - Sundry	-	**(854)**	**(103)**	**(957)**	-	**(488)**	**(72)**	**(560)**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2024				12/31/2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**3**	**70,250**	**127**	**70,380**	**6**	**56,112**	**265**	**56,383**
Swap contracts – Adjustment receivable	-	42,429	107	42,536	-	38,364	244	38,608
Option contracts	-	14,319	2	14,321	-	8,260	1	8,261
Forward contracts	-	5,001	17	5,018	-	3,186	19	3,205
Credit derivatives	-	380	1	381	-	281	1	282
NDF - Non Deliverable Forward	-	7,675	-	7,675	-	5,377	-	5,377
Other derivative financial instruments	3	446	-	449	6	644	-	650
Liabilities	**(86)**	**(67,789)**	**(480)**	**(68,355)**	**(112)**	**(53,003)**	**(380)**	**(53,495)**
Swap contracts – Adjustment payable	-	(40,865)	(469)	(41,334)	-	(35,509)	(363)	(35,872)
Option contracts	-	(13,879)	(1)	(13,880)	-	(9,901)	(1)	(9,902)
Forward contracts	-	(4,675)	(10)	(4,685)	-	(2,925)	(16)	(2,941)
Credit derivatives	-	(432)	-	(432)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(7,881)	-	(7,881)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(86)	(57)	-	(143)	(112)	(41)	-	(153)

In all periods, there were no material transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 06/30/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**66**	**(22)**	-	**308**	**(234)**	**(76)**	**42**	**(23)**
Corporate securities	**66**	**(22)**	-	**308**	**(234)**	**(76)**	**42**	**(23)**
Negotiable shares	-	-	-	3	(3)	-	-	-
Real estate receivable certificate	1	2	-	7	-	2	12	(8)
Debentures	60	(23)	-	292	(229)	(78)	22	(16)
Eurobonds and other	5	(1)	-	6	(2)	-	8	1
Available for sale securities	**1,984**	**62**	**103**	**520**	**(236)**	**668**	**3,101**	**(880)**
Government securities - Brazil	**90**	**(11)**	**(2)**	-	-	-	**77**	**19**
Corporate securities	**1,894**	**73**	**105**	**520**	**(236)**	**668**	**3,024**	**(899)**
Shares	264	20	(10)	-	(193)	-	81	(108)
Real estate receivable certificate	123	(11)	(2)	-	-	(1)	109	(62)
Debentures	1,490	100	140	153	(43)	641	2,481	(749)
Promissory notes	17	-	(65)	191	-	(77)	66	(19)
Other	-	(36)	42	176	-	105	287	39
Other receivables - Sundry	**57**	**(38)**	-	-	-	-	**19**	**19**
Other liabilities - Sundry	**(72)**	**(31)**	-	-	-	-	**(103)**	**(103)**

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 06/30/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**265**	**15**	-	**48**	**(38)**	**(163)**	**127**	**88**
Swap contracts – Adjustment receivable	244	(5)	-	30	(2)	(160)	107	91
Option contracts	1	22	-	18	(36)	(3)	2	(4)
Forward contracts	19	(2)	-	-	-	-	17	-
Credit derivatives	1	-	-	-	-	-	1	1
Derivative financial instruments - Liabilities	**(380)**	**(162)**	-	**(158)**	**44**	**176**	**(480)**	**651**
Swap contracts – Adjustment payable	(363)	(173)	-	(146)	38	175	(469)	652
Option contracts	(1)	5	-	(12)	6	1	(1)	(1)
Forward contracts	(16)	6	-	-	-	-	(10)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		**06/30/2024**		**12/31/2023**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(5.9)	(0.4)	(3.0)	(0.3)
	II	(149.5)	(11.1)	(76.7)	(7.8)
	III	(301.5)	(22.1)	(154.0)	(15.6)
Commodities, Indexes and Shares	I	(4.3)	-	(13.1)	-
	II	(8.6)	-	(26.2)	-
Nonlinear	I	(1.3)	-	(0.1)	-
	II	(1.5)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	06/30/2024		12/31/2023	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil deposits	155,766	155,766	145,404	145,404
Money market	244,931	244,931	235,989	235,989
Interbank deposits	58,905	58,905	50,991	50,993
Held to maturity securities	179,022	174,812	178,568	177,482
Loan, lease and other credit operations	944,962	949,734	907,362	914,489
(Provision for loan losses)	(51,461)	(51,461)	(52,019)	(52,019)
Liabilities				
Deposits	1,017,165	1,017,180	951,352	951,332
Deposits received under securities repurchase agreements	430,739	430,739	389,311	389,311
Funds from acceptances and issuance of securities	306,023	307,617	301,635	302,861
Borrowings and onlending	116,745	116,899	99,788	99,810
Subordinated debts	51,456	51,259	46,677	45,637
Allowance for financial guarantees provided and loan commitments	3,011	3,011	3,361	3,361

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Held to maturity securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 06/30/2024	01/01 to 06/30/2023
Net income attributable to owners of the parent company	**19,478**	**16,657**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**19,263**	**16,442**
Common	9,757	8,322
Preferred	9,506	8,120
Total net income available to equity owners:		
Common	9,866	8,431
Preferred	9,612	8,226
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,830,512,963	4,837,567,276
Basic earnings per share – R$		
Common	1.99	1.70
Preferred	1.99	1.70

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 06/30/2024	01/01 to 06/30/2023
Net income available to preferred equity owners	**9,612**	**8,226**
Dividends on preferred shares after dilution effects	65	46
Net income available to preferred equity owners considering preferred shares after the dilution effect	**9,677**	**8,272**
Net income available to ordinary equity owners	**9,866**	**8,431**
Dividend on preferred shares after dilution effects	(65)	(46)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**9,801**	**8,385**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,895,771,430	4,891,767,691
Preferred	4,830,512,963	4,837,567,276
Incremental as per share-based payment plans	65,258,467	54,200,415
Diluted earnings per share – R$		
Common	1.98	1.69
Preferred	1.98	1.69

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2b XIX.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	06/30/2024	06/30/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Fixed income securities	**23,484**	**22,363**	**95.9%**	**94.2%**
Quoted in an active market	22,813	21,705	93.2%	91.4%
Non quoted in an active market	671	658	2.7%	2.8%
Variable income securities	**266**	**640**	**1.1%**	**2.7%**
Quoted in an active market	253	630	1.0%	2.7%
Non quoted in an active market	13	10	0.1%	-
Structured investments	**126**	**128**	**0.5%**	**0.5%**
Non quoted in an active market	126	128	0.5%	0.5%
Real estate	**545**	**544**	**2.2%**	**2.3%**
Loans to participants	**80**	**79**	**0.3%**	**0.3%**
Total	**24,501**	**23,754**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 463 (R$ 464 at 12/31/2023).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		06/30/2024								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amounts recognized in income (1+2+3+4)		**1,104**	**(1,005)**	**(193)**	**(94)**	**89**	**(3)**	**86**	**(35)**	**(43)**
1 - Cost of current service		-	(14)	-	(14)	-	-	-	-	(14)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,104	(991)	(193)	(80)	19	(3)	16	(35)	(99)
4 - Other revenues and expenses [1]		-	-	-	-	70	-	70	-	70
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**10**	**(24)**	**(26)**	**(40)**	-	-	-	-	**(40)**
5 - Effects on asset ceiling		-	-	(26)	(26)	-	-	-	-	(26)
6 - Remeasurements		-	(1)	-	(1)	-	-	-	-	(1)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	(1)	-	(1)	-	-	-	-	(1)
7 - Exchange variation		10	(23)	-	(13)	-	-	-	-	(13)
Other (8+9+10)		**(367)**	**868**	-	**501**	-	-	-	**106**	**607**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(868)	868	-	-	-	-	-	106	106
10 - Contributions and investments from sponsor		501	-	-	501	-	-	-	-	501
Amounts at end of the period		**24,501**	**(21,751)**	**(4,349)**	**(1,599)**	**482**	**(83)**	**399**	**(705)**	**(1,905)**
Amount recognized in Assets	10a				30			399	-	429
Amount recognized in Liabilities	10d				(1,629)			-	(705)	(2,334)

		12/31/2023								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amounts recognized in income (1+2+3+4)		**2,193**	**(1,969)**	**(388)**	**(164)**	**(39)**	**(4)**	**(43)**	**(79)**	**(286)**
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other revenues and expenses [1]		-	-	-	-	(79)	-	(79)	-	(79)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**1,136**	**(1,685)**	**(8)**	**(557)**	**12**	**(34)**	**(22)**	**(37)**	**(616)**
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan [2]		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		**(1,508)**	**1,701**	-	**193**	-	-	-	**189**	**382**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at end of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amount recognized in Assets	10a				30			313	-	343
Amount recognized in Liabilities	10d				(1,996)			-	(776)	(2,772)

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a.(On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 47, in Other comprehensive income is R$ 12 and in income/(expense) is R$ (2).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2024	01/01 to 06/30/2024	01/01 to 06/30/2023
Retirement plan - FIU	38	41	26
Retirement plan - FUNBEP	104	443	88
Total (1)	**142**	**484**	**114**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2024	2025	2026	2027	2028	2029 to 2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		**2,067**	**1,917**	**1,982**	**2,018**	**2,041**	**10,857**

1) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate						
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table						
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation						
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 06/30/2024	**01/01 to 06/30/2023**
Foreign branches	6,326	679
Latin America consolidated (1)	2,008	2,310
Other foreign companies	2,607	(662)
Foreign consolidated	10,906	2,069

1) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Public Access Report - Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 06/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 1,012 (R$ 1,094 at 12/31/2023), a reduction over the previous year due to lower exposure in interest rates.

The document “Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

V - Insurance, private pension and premium bonds risks

In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

(iii) Premium Bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	06/30/2024	12/31/2023
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	170,045	166,389
Tier 1	191,101	185,141
Total capital (PR)	215,557	206,862
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,301,541	1,215,019
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.1%	13.7%
Tier 1 ratio (%) [1]	14.7%	15.2%
Total capital ratio (%)	16.6%	17.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%

1) The Tier I follows the instructions of the Central Bank of Brazil and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I would be 14.6%.

At 06/30/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 20,146 (R$ 18,028 at 12/31/2023) and the amount of subordinated debt that makes up Tier II capital is R$ 24,038 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.6% at 06/30/2024, a decrease of 0.4 p.p. compared to 12/31/2023, due to the payment of additional dividends, the schedule established by article 85 of BACEN Resolution No. 229 and the growth of the credit portfolio, offset by the increase in the result for the period.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 111,434 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 46,294 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 06/30/2024, fixed assets ratio reached 20.9% (21.5% at 12/31/2023), showing a surplus of R$ 62,803 (R$ 58,879 at 12/31/2023).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.

- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	06/30/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	**1,050,890**	**976,915**
Of which: standardised approach for credit risk	988,939	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	61,951	52,397
Counterparty credit risk (CCR)	**34,629**	**30,804**
Of which: standardized approach for counterparty credit risk (SA-CCR)	25,577	22,259
Of which: other CCR	9,052	8,545
Equity investments in funds - look-through approach	**7,068**	**5,871**
Equity investments in funds - mandate-based approach	-	-
Equity investments in funds - fall-back approach	**1,448**	**1,543**
Securitisation exposures in banking book	**7,568**	**4,141**
Market Risk	**39,825**	**43,179**
Of which: standardized approach (RWA_{MPAD})	49,413	52,299
Of which: internal models approach (RWA_{MINT})	18,833	18,871
Operational Risk	**107,623**	**103,094**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**52,490**	**49,472**
Total	1,301,541	1,215,019

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	06/30/2024	12/31/2023
Permanent foreign investments	93,284	79,366
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(70,256)	(59,921)
Net foreign exchange position	**23,028**	**19,445**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 06/30/2024	01/01 to 06/30/2023
Regulatory non-recurring results	**28**	**(173)**
Result on the partial sale of XP Inc. shares	5	(122)
Income form a installment of the debt of the State of Paraná	-	315
Banestado debt provision	-	(129)
Judicial settlement in pens	-	(125)
Other	23	(112)

e) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which may adversely affect its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus, up to the date of this disclosure, ITAÚ UNIBANCO HOLDING CONSOLIDATED identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING CONSOLIDATED to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. Up to the date of disclosure of these statements, no significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Approximately 10% of the facilities of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the region suffered greater impacts and needed works to resume their activities.

d) Expenses with donations in the total of R$ 10, with the purpose of assisting in emergency actions in the region.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly - Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2024.

Charter, duties and responsibilities of the Committee

The Audit Committee ("Committee") is a statutory body reporting to the Board of Directors ("Board") and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/). It is currently made up of six independent full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Sarbanes-Oxley Act ("SOX") and the NYSE rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs).

The Committee is the sole one for institutions authorized to operate by the Central Bank of Brazil ("BACEN") and for the companies supervised by the Superintendence for Private Insurance ("SUSEP") that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect controlling companies ("Conglomerate").

As it concerns its operations, the Committee complies with the regulatory requirements of the National Monetary Council ("CMN"), the National Council for Private Insurance ("CNSP"), the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil ("BACEN") and the Superintendence for Private Insurance ("SUSEP"), as well as with those applicable to FPIs and the duties included in the Conglomerate's rules and policies, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the Internal Audit ("IA") and the Conglomerate's independent auditors.

Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements.

The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports.

PricewaterhouseCoopers Auditores Independentes ("PwC") is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly present, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board ("IASB"). PwC is also responsible, in this and in the two previous years, for auditing the financial statements of the Prudential Conglomerate and Integrated Report. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting, in accordance with the rule of the Securities and Exchange Commission ("SEC").

Ernst & Young Auditores Independentes is responsible for the independent audit of the financial statements of the Conglomerate group companies and, as from 2024, for the companies supervised by the Superintendence for Private Insurance ("SUSEP"), all of them prepared in accordance with Brazilian accounting practices.

Activities of the Committee

The annual planning of the Committee's work is prepared at the end of the year prior to the current one, factoring in the main products and processes related to the business and support areas of the Conglomerate, as well as their potential impacts on the financial statements and the internal control and risk management systems, which are regularly reviewed as activities progress.

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly - Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2024.

The Committee's oversight process is based on information received from Management, presentations submitted by the different officers at the Brazilian and international units and by the support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls, operational risk and compliance.

As part of its duties, the Committee has approved the Internal Audit work for 2024, carrying out the assessment for 2023 of the services carried out by the IA, Operational Risk Office ("DRO"), Corporate Compliance Office ("DCC"), Anti-Money Laundering Office ("DPLD") and Corporate Security Office ("DSC").

It also submits quarterly reports on the Committee's activities to the Board; holds quarterly meetings with the Co-chairpersons of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to present its recommendations on the internal control systems, compliance policy and the risk and capital management structures; holds quarterly meetings with the members of the Supervisory Council; reviews some Corporate Policies; and holds quarterly meetings with supervisors of the Banking Supervision (BACEN DESUP) and of the Conduct Supervision (BACEN DECON) Departments of the Central Bank, to discuss concerns brought by regulatory bodies and the main topics monitored by the Committee.

The Committee was informed by the DSC that no incidents of errors and fraud by members of the Board, statutory committees, board of officers, employees and third parties were identified that fell into the materiality criterion set in the internal policy. The Committee did not identify any incidents of fraud or non-compliance with rules and regulations or errors on the internal control, accounting and audit areas that could jeopardize the Conglomerate's continuity.

To carry out the activities and procedures described above, the Committee held a total of 146 meetings over 31 days in the period from February 19, 2024 to August 5, 2024, with the attendance of independent auditors, internal auditors, supervisors in charge of corporate risks and Corporate Compliance, and executives from the Conglomerate's administrative, financial, information technology and business areas. In that same period, 09 meetings were held with the exclusive attendance of Committee's members, aimed at addressing matters such as work planning, addressing of emerging topics, preparation of reports required by regulators, reviews and approval of Corporate Policies, discussion of material topics and other administrative activities.

Conclusions

Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period ended June 30, 2024:

- the internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and the compliance with the provisions in current regulation has been monitored, with evidence of deficiencies detected and of the actions adopted to remediate them;
- the coverage and quality of the Internal Audit work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, and it operates with appropriate independence;
- the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including the compliance with rules issued by the CMN and BACEN, and the international accounting standards issued by the International Accounting Standards Board (IASB); and

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly - Held Company NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2024.

- the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.

Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2024.

São Paulo, August 6, 2024.

Itaú Unibanco Holding's Audit Committee

Maria Helena dos Santos Fernandes de Santana

President of Audit Committee

Alexandre de Barros

Fernando Barçante Tostes Malta

Luciana Pires Dias

Ricardo Baldin - Financial Expert

Rogério Carvalho Braga

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Parent company and consolidated financial statements at June 30, 2024 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2024 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2024 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank and of Bank and its subsidiaries as at June 30, 2024, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.


Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Why it is a Key Audit Matter

Provision for Loan Losses
(Notes 2 (b) IX and 6)

The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves certain assumptions and factors, including the evaluation of counterparty's risk, the estimated recoverable amounts and measurement of guarantees.

The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related databases, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.

Furthermore, management regularly reviews the judgments and estimates used in determining the provision for loan losses.

Considering the matters mentioned above, this continued to be an area of focus in our audit.

How the matter was addressed in the audit

Our audit procedures considered, among others:

- Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in the notes to the financial statements.

- For the provision for loan losses calculated on an individual basis, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the estimates of recovery of overdue receivables.

- For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates.

- For selected data inputs for these models, when available, and in a sample basis, compared the data and assumptions used with market information.

We believe that the disclosures over the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are consistent with the information analyzed in our audit.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) VIII and 17)	
The fair value measurement of financial instruments with low liquidity and/or without an active market involves subjectivity, since it depends on valuation techniques that are based on internal models that include Management's assumptions for their valuation. In addition, market risk management is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.	Our audit procedures consider, among others: • Tests of the design and the effectiveness of the main controls established for the valuation of these financial instruments, as well as the approval of models and required disclosures. • With the support of our specialists, we analyzed the main methodologies used for valuing these financial instruments and the significant assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about valuation practices commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are consistent with the information disclosed in the notes of the financial statements.
Information technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls.	As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of test of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and

Why it is a Key Audit Matter	How the matter was addressed in the audit
The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2 (b) XVII and 9)	
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above, in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, in a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision disclosed in the financial statements are consistent with the information analyzed in our audit.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the six-month period then ended June 30, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Itaú Unibanco Holding S.A.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

The Bank's Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a

Itaú Unibanco Holding S.A.

basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current six-month period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, August 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

Having completed the examination of the Financial Statements for the period from January to June 2024 and considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents properly reflect the financial position and the activities performed by the company in the period, and that they meet conditions to be submitted to the appreciation and approval of the Shareholders.

São Paulo (SP), August 06, 2024.

GILBERTO FRUSSA
Chairman

IGOR BARENBOIM
Board Member

EDUARDO HIROYUKI MIYAKI
Board Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of June 30, 2024.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on August 06, 2024, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Summary of The Audit Committee Report;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
Chief Executive Officer

Andre Balestrin Cestare
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant

PORTUGUESE ONLY

www.pwc.com.br

IUPP S.A.

Demonstrações contábeis em 30 de junho de 2024 e relatório do auditor independente

pwc

pwc

Relatório do auditor independente sobre as demonstrações contábeis

Aos Administradores e Acionistas
IUPP S.A.

Opinião

Examinamos as demonstrações contábeis da IUPP S.A. ("Empresa"), que compreendem o balanço patrimonial em 30 de junho de 2024 e as respectivas demonstrações do resultado, do resultado abrangente, das mutações do patrimônio líquido e dos fluxos de caixa para o semestre findo nessa data, bem como as correspondentes notas explicativas, incluindo as políticas contábeis materiais e outras informações elucidativas.

Em nossa opinião, as demonstrações contábeis acima referidas apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da IUPP S.A. em 30 de junho de 2024, o desempenho de suas operações e os seus fluxos de caixa para o semestre findo nessa data, de acordo com as práticas contábeis adotadas no Brasil.

Base para opinião

Nossa auditoria foi conduzida de acordo com as normas brasileiras e internacionais de auditoria. Nossas responsabilidades, em conformidade com tais normas, estão descritas na seção intitulada "Responsabilidades do auditor pela auditoria das demonstrações contábeis". Somos independentes em relação à Empresa, de acordo com os princípios éticos relevantes previstos no Código de Ética Profissional do Contador e nas normas profissionais emitidas pelo Conselho Federal de Contabilidade, e cumprimos com as demais responsabilidades éticas conforme essas normas. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa opinião.

Ênfase

Conforme destacado na Nota 2, essas demonstrações contábeis foram preparadas para fins de reorganização societária no processo de incorporação integral da IUPP S.A. pelo Itaú Unibanco Holding S.A. Nossa opinião não está ressalvada em relação a esse assunto.

Responsabilidades da administração e da governança pelas demonstrações contábeis

A administração da Empresa é responsável pela elaboração e adequada apresentação das demonstrações contábeis de acordo com as práticas contábeis adotadas no Brasil e pelos controles internos que ela determinou como necessários para permitir a elaboração de demonstrações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro.

Na elaboração das demonstrações contábeis, a administração é responsável pela avaliação da capacidade de a Empresa continuar operando, divulgando, quando aplicável, os assuntos relacionados com a sua continuidade operacional e o uso dessa base contábil na elaboração das demonstrações contábeis, a não ser que a administração pretenda liquidar a Empresa ou cessar suas operações, ou não tenha nenhuma alternativa realista para evitar o encerramento das operações.

Os responsáveis pela governança da Empresa são aqueles com responsabilidade pela supervisão do processo de elaboração das demonstrações contábeis.

IUPP S.A.

Responsabilidades do auditor pela auditoria das demonstrações contábeis

Nossos objetivos são obter segurança razoável de que as demonstrações contábeis, tomadas em conjunto, estão livres de distorção relevante, independentemente se causada por fraude ou erro, e emitir relatório de auditoria contendo nossa opinião. Segurança razoável é um alto nível de segurança, mas não uma garantia de que a auditoria realizada de acordo com as normas brasileiras e internacionais de auditoria sempre detectam as eventuais distorções relevantes existentes. As distorções podem ser decorrentes de fraude ou erro e são consideradas relevantes quando, individualmente ou em conjunto, possam influenciar, dentro de uma perspectiva razoável, as decisões econômicas dos usuários tomadas com base nas referidas demonstrações contábeis.

Como parte de uma auditoria realizada de acordo com as normas brasileiras e internacionais de auditoria, exercemos julgamento profissional e mantemos ceticismo profissional ao longo da auditoria. Além disso:

- Identificamos e avaliamos os riscos de distorção relevante nas demonstrações contábeis, independentemente se causada por fraude ou erro, planejamos e executamos procedimentos de auditoria em resposta a tais riscos, bem como obtemos evidência de auditoria apropriada e suficiente para fundamentar nossa opinião. O risco de não detecção de distorção relevante resultante de fraude é maior do que o proveniente de erro, já que a fraude pode envolver o ato de burlar os controles internos, conluio, falsificação, omissão ou representações falsas intencionais.

- Obtemos entendimento dos controles internos relevantes para a auditoria para planejarmos procedimentos de auditoria apropriados às circunstâncias, mas não com o objetivo de expressarmos opinião sobre a eficácia dos controles internos da Empresa.

- Avaliamos a adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis e respectivas divulgações feitas pela administração.

- Concluímos sobre a adequação do uso, pela administração, da base contábil de continuidade operacional e, com base nas evidências de auditoria obtidas, se existe incerteza relevante em relação a eventos ou condições que possam levantar dúvida significativa em relação à capacidade de continuidade operacional da Empresa. Se concluirmos que existe incerteza relevante, devemos chamar atenção em nosso relatório de auditoria para as respectivas divulgações nas demonstrações contábeis ou incluir modificação em nossa opinião, se as divulgações forem inadequadas. Nossas conclusões estão fundamentadas nas evidências de auditoria obtidas até a data de nosso relatório. Todavia, eventos ou condições futuras podem levar a Empresa a não mais se manter em continuidade operacional.

- Avaliamos a apresentação geral, a estrutura e o conteúdo das demonstrações contábeis, inclusive as divulgações e se essas demonstrações contábeis representam as correspondentes transações e os eventos de maneira compatível com o objetivo de apresentação adequada.

Comunicamo-nos com os responsáveis pela governança a respeito, entre outros aspectos, do alcance e da época dos trabalhos de auditoria planejados e das constatações significativas de auditoria, inclusive as deficiências significativas nos controles internos que, eventualmente, tenham sido identificadas durante nossos trabalhos.

São Paulo, 20 de setembro de 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Maria José De Mula Cury
Contadora CRC 1SP192785/O-4

IUPP S.A.

Relatório da Administração

Senhores Acionistas

Apresentamos as Demonstrações Contábeis da IUPP S.A., relativas aos períodos de 30/06/2024 e de 31/12/2023 para contas patrimoniais e de 01/01 a 30/06 de 2024 e de 2023 para resultado. As Demonstrações Contábeis foram preparadas conforme as práticas contábeis adotadas no Brasil, incluindo os pronunciamentos emitidos pelo Comitê de Pronunciamentos Contábeis (CPC).

São Paulo, 20 de setembro de 2024.

A Administração

IUPP S.A.

DIRETORIA

Diretores

Andre Balestrin Cestare

Carlos Henrique Donegá Aidar

Michele Maria Vita

Contador

Arnaldo Alves dos Santos

CRC 1SP210058/O-3

Sede: Avenida Engenheiro Armando de Arruda Pereira 774, Torre Conceição, 6º andar, Jabaquara - São Paulo - SP

IUPP S.A.

Balanço Patrimonial

(Em milhares de reais)

Ativo	**Nota**	**30/06/2024**	**31/12/2023**
Disponibilidades	2c I	2	2
Ativos Financeiros	**3**	**2.560.846**	**2.169.139**
Ao Custo Amortizado		**2.560.846**	**2.169.139**
Títulos e Valores Mobiliários	3b I	2.276.231	1.913.264
Outros Ativos Financeiros	2c II	284.615	255.875
Ativos Fiscais	**5**	**32.496**	**28.205**
Imposto de Renda e Contribuição Social - A Compensar		32.496	28.205
Outros Ativos	4a	302.935	386.267
Imobilizado, Líquido		50	47
Ativos Intangíveis, Líquido		37.299	27.230
Total do Ativo		**2.933.628**	**2.610.890**

As notas explicativas são parte integrante das demonstrações contábeis.

IUPP S.A.

Balanço Patrimonial

(Em milhares de reais)

Passivo e Patrimônio Líquido	**Nota**	**30/06/2024**	**31/12/2023**
Passivos Financeiros		**1.870.548**	**1.810.444**
Ao Custo Amortizado		**1.870.548**	**1.810.444**
Outros Passivos Financeiros	2c II	1.870.548	1.810.444
Provisões		2.647	2.586
Obrigações Fiscais	**5**	**99.100**	**79.878**
Imposto de Renda e Contribuição Social - Diferidos		91.338	67.829
Outras		7.762	12.049
Outros Passivos	4b	379.920	306.672
Total do Passivo		**2.352.215**	**2.199.580**
Total do Patrimônio Líquido	**6**	**581.413**	**411.310**
Capital Social		206.010	120.010
Reservas de Lucros		375.403	291.300
Total do Passivo e do Patrimônio Líquido		**2.933.628**	**2.610.890**

As notas explicativas são parte integrante das demonstrações contábeis.

IUPP S.A.

Demonstração do Resultado

(Em milhares de reais)

	Nota	01/01 a 30/06/2024	01/01 a 30/06/2023
Receitas de Juros e Similares		105.315	94.852
Receita de Prestação de Serviços	2c III	55.909	72.965
Outras Receitas	2c III, 4c	310.855	262.407
Outras Receitas / (Despesas) Operacionais		**(215.329)**	**(292.677)**
Despesas Gerais e Administrativas	4d	(182.028)	(263.466)
Despesas Tributárias	5a II	(33.301)	(29.211)
Lucro / (Prejuízo) Antes de Imposto de Renda e Contribuição Social		**256.750**	**137.547**
Imposto de Renda e Contribuição Social Correntes	5a I	(63.138)	(23.600)
Imposto de Renda e Contribuição Social Diferidos	5a I	(23.509)	(23.079)
Lucro Líquido / (Prejuízo)		**170.103**	**90.868**
Lucro / (Prejuízo) por Ação (Ordinárias) - Básico e Diluído R$		1,42	0,76
Média Ponderada da Quantidade de Ações Ordinárias em Circulação - Básica e Diluída	6a	120.010.000	120.010.000

As notas explicativas são parte integrante das demonstrações contábeis.

IUPP S.A.

Demonstração do Resultado Abrangente

(Em milhares de reais)

	01/01 a 30/06/2024	01/01 a 30/06/2023
Lucro Líquido / (Prejuízo)	**170.103**	**90.868**
Total de Outros Resultados Abrangentes	-	-
Total do Resultado Abrangente	**170.103**	**90.868**

As notas explicativas são parte integrante das demonstrações contábeis.

IUPP S.A.

Demonstração das Mutações do Patrimônio Líquido

(Em milhares de reais)

	Nota	Capital Social	Reservas de Lucros		Lucros / (Prejuízos) Acumulados	Total
			Legal	Estatutária		
Saldos em 01/01/2023		**120.010**	**1.158**	**21.779**	-	**142.947**
Total do Resultado Abrangente		-	-	-	90.868	90.868
Lucro Líquido / (Prejuízo)		-	-	-	90.868	90.868
Destinações:						
Reservas		-	4.543	86.325	(90.868)	-
Saldos em 30/06/2023	6	**120.010**	**5.701**	**108.104**	-	**233.815**
Mutações do Período		-	**4.543**	**86.325**	-	**90.868**
Saldos em 01/01/2024		**120.010**	**14.705**	**276.595**	-	**411.310**
Aumento / (Redução) de Capital		86.000	-	(86.000)	-	-
Total do Resultado Abrangente		-	-	-	170.103	170.103
Lucro Líquido / (Prejuízo)		-	-	-	170.103	170.103
Destinações:						
Reservas		-	8.505	161.598	(170.103)	-
Saldos em 30/06/2024	6	**206.010**	**23.210**	**352.193**	-	**581.413**
Mutações do Período		**86.000**	**8.505**	**75.598**	-	**170.103**

As notas explicativas são parte integrante das demonstrações contábeis.

IUPP S.A.

Demonstração dos Fluxos de Caixa

(Em milhares de reais)

	Nota	01/01 a 30/06/2024	01/01 a 30/06/2023
Lucro Líquido / (Prejuízo) Ajustado		**196.629**	**116.403**
Lucro Líquido / (Prejuízo)		170.103	90.868
Ajustes ao Lucro Líquido / (Prejuízo)		**26.526**	**25.535**
Depreciações e Amortizações		3.017	1.290
Tributos Diferidos		23.509	23.079
Despesa de Atualização / Encargos de Provisões		61	36
Constituição / (Reversão) Provisões para Contingência		-	1.162
Receita de Atualização / Encargos de Depósitos em Garantia		(61)	(32)
Variação de Ativos e Passivos		**(183.540)**	**(108.234)**
(Aumento) / Redução em Ativos			
Ativos Financeiros ao Custo Amortizado		(391.646)	(314.350)
Ativos Fiscais		(4.291)	(51.364)
Outros Ativos		83.332	(13.519)
(Redução) / Aumento em Passivos			
Obrigações Fiscais		53.525	67.545
Outros Passivos e Provisões		133.352	222.597
Pagamento de Imposto de Renda e Contribuição Social		(57.812)	(19.143)
Caixa Líquido Proveniente / (Aplicado) nas Atividades Operacionais		**13.089**	**8.169**
(Aquisição) de Imobilizado		(6)	-
(Aquisição) de Intangível		(13.083)	(8.169)
Caixa Líquido Proveniente / (Aplicado) nas Atividades de Investimento		**(13.089)**	**(8.169)**
Aumento / (Diminuição) em Caixa e Equivalentes de Caixa	**2c I**	-	-
Caixa e Equivalentes de Caixa no Início do Período		2	1
Caixa e Equivalentes de Caixa no Final do Período		2	1
Disponibilidades		2	1

As notas explicativas são parte integrante das demonstrações contábeis.

IUPP S.A.

Notas Explicativas às Demonstrações Contábeis

Em 30/06/2024 e 31/12/2023 para Contas Patrimoniais e de 01/01 a 30/06 de 2024 e 2023 para Resultado

(Em milhares de reais, exceto quando indicado)

Nota 1 - Contexto Operacional

IUPP (IUPP ou empresa) é uma companhia fechada, constituída e existente segundo as leis brasileiras e tem por objeto social (i) criação e administração de programa de pontos e recompensas; e (ii) criação e administração de plataforma eletrônica para intermediação de oferta de produtos e mercadorias por terceiros.

As operações do IUPP são conduzidas no contexto de um conjunto de instituições que atuam integradamente no mercado financeiro, lideradas pelo Itaú Unibanco Holding S.A. Os benefícios dos serviços prestados entre essas instituições e os custos correspondentes são absorvidos segundo a praticabilidade e razoabilidade de lhes serem atribuídos.

Estas Demonstrações Contábeis foram aprovadas pela Diretoria em 20 de setembro de 2024.

Nota 2 - Políticas Contábeis Materiais

a) Base de Preparação

As Demonstrações Contábeis da empresa foram elaboradas conforme as práticas contábeis adotadas no Brasil, incluindo os pronunciamentos emitidos pelo Comitê de Pronunciamentos Contábeis (CPC). As informações nas demonstrações contábeis e nas correspondentes notas explicativas evidenciam todas as informações relevantes inerentes às demonstrações contábeis, e somente elas, as quais estão consistentes com as informações utilizadas pela Administração na sua gestão.

Estas Demonstrações Contábeis foram elaboradas para fins de reorganização societária, no processo de cisão para Itaú Unibanco Holding S.A.

b) Novas Normas, Alterações e Interpretações de Normas Existentes

I - Aplicáveis para o Período Findo em 30 de junho de 2024

Não houve novos pronunciamentos contábeis aplicáveis para o período.

II - Aplicáveis em Períodos Futuros

Não houve novos pronunciamentos contábeis aplicáveis em períodos futuros.

c) Políticas Contábeis, Estimativas Críticas e Julgamentos Materiais

Esta nota apresenta as principais estimativas críticas e julgamentos utilizados na elaboração e aplicação das políticas contábeis específicas da IUPP. Estas estimativas e julgamentos apresentam risco material e podem ter impacto relevante nos valores de ativos e passivos devido às incertezas e ao alto nível de subjetividade envolvido no reconhecimento e mensuração de determinados itens. Desta forma, os resultados reais podem ser diferentes daqueles obtidos pelas estimativas e julgamentos.

I - Caixa e Equivalentes de Caixa

São definidas como caixa e equivalentes de caixa, as contas correntes em bancos e as aplicações financeiras, que são prontamente conversíveis em caixa, ou seja, possuem prazo original igual ou inferior a 90 dias, e estão sujeitas a um risco insignificante de alteração no valor, consideradas no Balanço Patrimonial, quando aplicável, nas rubricas Disponibilidades, Aplicações em Depósitos Interfinanceiros e Aplicações no Mercado Aberto (Posição Bancada).

II - Outros Ativos Financeiros e Outros Passivos Financeiros

Outros Ativos Financeiros são valores a receber pela venda de pontos de programas de recompensas e Outros Passivos Financeiros são valores a pagar a fornecedores referentes ao custo dos produtos entregues pelo resgate de pontos e receitas diferidas geradas pela venda de pontos.

III - Receitas de Prestação de Serviços e Outras Receitas

São reconhecidas quando a empresa fornece ou disponibiliza os serviços aos clientes, por um montante que reflete a contraprestação que a empresa espera receber em troca desses serviços. As principais receitas são (i) administração de Programas de Recompensas, reconhecida no resgate de produtos ou conforme estimativa de expiração dos pontos; e (ii) indicação de clientes e intermediação de produtos no *marketplace* reconhecidas quando tais serviços são prestados.

Nota 3 - Instrumentos Financeiros

As operações realizadas entre partes relacionadas estão detalhadas na Nota 7a.

Política Contábil

Ativos financeiros são classificados e subsequentemente mensurados nas seguintes categorias:

a) Classificação de Ativos Financeiros

- Custo Amortizado: utilizada quando os ativos financeiros são administrados para obter fluxos de caixa contratuais, constituídos apenas por pagamentos de principal e juros.

b) A seguir apresentamos resumo do valor de custo e/ou valor justo estimado dos instrumentos financeiros:

I - Custo Amortizado

	30/06/2024		31/12/2023
	Valor Justo	Custo	Custo
Títulos e Valores Mobiliários	**2.276.231**	**2.276.231**	**1.913.264**
Títulos de Empresas	**2.276.231**	**2.276.231**	**1.913.264**
Certificados de Depósito Bancário	2.276.231	2.276.231	1.913.264
Circulante		**-**	**-**
Não Circulante		**2.276.231**	**1.913.264**

Nota 4 - Detalhamento de Contas

a) Outros Ativos

	30/06/2024	31/12/2023
Devedores Diversos	16.277	6.344
Despesas Antecipadas	278.404	374.509
Outros	8.254	5.414
Total	**302.935**	**386.267**
Circulante	**27.444**	**17.197**
Não Circulante	**275.491**	**369.070**

b) Outros Passivos

	30/06/2024	31/12/2023
Sociais e Estatutárias	18.407	18.403
Diversos no País	251.266	225.668
Provisão de Pessoal	7.365	5.804
Provisão para Pagamentos Diversos	55.875	26.679
Outros	47.007	30.118
Total	**379.920**	**306.672**
Circulante	**375.474**	**301.095**
Não Circulante	**4.446**	**5.577**

c) Outras Receitas

Referem-se basicamente a Administração de Programas de Recompensas no montante de R$ 297.367 (R$ 224.888 em 01/01 a 30/06/2023).

d) Despesas Gerais e Administrativas

	01/01 a 30/06/2024	01/01 a 30/06/2023
Remuneração, Encargos, Benefícios Sociais, Provisões Trabalhistas e Desligamentos e Treinamento	(19.578)	(25.989)
Participação dos Empregados nos Lucros	(13.006)	(5.934)
Serviços de Terceiros, Sistema Financeiro, Segurança e Transportes	(16.641)	(28.214)
Processamento de Dados e Telecomunicações	(15.564)	(22.994)
Propaganda, Promoções e Publicidade	(13.505)	(19.286)
Comercialização - Cartões de Crédito	(24.164)	(50.534)
Convênio de Rateio de Custos Comuns	(47.177)	(38.539)
Transações de Pagamento	(19.673)	-
Outras	(12.720)	(71.976)
Total	**(182.028)**	**(263.466)**

Nota 5 - Tributos

Política Contábil - A provisão para Imposto de Renda e Contribuição Social: é composta por tributos correntes, os quais são recuperados ou pagos no período aplicável, e diferidos, representado pelos ativos e os passivos fiscais diferidos, decorrentes de diferenças entre as bases de cálculo contábil e tributária dos ativos e passivos, no final de cada período.

Os tributos são calculados às alíquotas abaixo demonstradas, consideram, para efeito das respectivas bases de cálculo, a legislação vigente pertinente a cada encargo.

Imposto de Renda	15,00%
Adicional de Imposto de Renda	10,00%
Contribuição Social sobre o Lucro Líquido	9,00%

a) Despesas com Impostos e Contribuições

I - Demonstração do cálculo com Imposto de Renda e Contribuição Social sobre o Lucro Líquido

Devidos Sobre Operações do Período	01/01 a 30/06/2024	01/01 a 30/06/2023
Lucro / (Prejuízo) Antes de Imposto de Renda e Contribuição Social	**256.750**	**137.547**
Encargos (Imposto de Renda e Contribuição Social) às Alíquotas Vigentes	(87.295)	(46.766)
Acréscimos/Decréscimos aos encargos de Imposto de Renda e Contribuição Social decorrentes de:		
Incentivos Fiscais	832	65
Outras Despesas Indedutíveis Líquidas de Receitas não Tributáveis [1]	(184)	22
Total de Imposto de Renda e Contribuição Social	**(86.647)**	**(46.679)**

1) Contempla (Inclusões) e Exclusões Temporárias.

II - Despesas Tributárias

Estão representadas basicamente por COFINS, PIS e ISS.

Nota 6 - Patrimônio Líquido

a) Capital Social

Está representado por 120.010.000 ações nominativas, sem valor nominal.

Em Assembleia Geral Ordinária e Extraordinária (AGO/E) de 29/04/2024, foi deliberado aumento do Capital Social em R$ 86.000, mediante capitalização de Reservas Estatutárias, sem emissão de novas ações.

b) Dividendos

Aos acionistas são assegurados dividendos mínimos obrigatórios em cada exercício, correspondente a 1% do lucro líquido ajustado, conforme disposto no Estatuto Social.

c) Reservas de Lucros

Eventual excesso de Reservas de Lucros em relação ao Capital Social será distribuído ou capitalizado conforme determinação da próxima AGO/E.

Nota 7 - Partes Relacionadas

a) Transações com Partes Relacionadas

As operações realizadas entre partes relacionadas são efetuadas a valores, prazos e taxas médias usuais de mercado, vigentes nas respectivas datas, e em condições de comutatividade. As principais partes relacionadas são:

- Controladoras: acionistas diretos: Itaú Unibanco Holding S.A. e sua respectiva agência em Cayman e os indiretos: Itaú Unibanco Participações S.A., Companhia E. Johnston de Participações e Itaúsa S.A.

- Empresas do Grupo: empresas e fundos de investimentos sob controle do Itaú Unibanco Holding S.A.

	30/06/2024			31/12/2023
	Controladoras	Empresas do Grupo	Total	Total
Ativo	**233.789**	**2.280.096**	**2.513.885**	**1.405.618**
Títulos e Valores Mobiliários	-	2.276.231	2.276.231	1.193.264
Outros Ativos	233.789	3.865	237.654	212.354
Passivo	**(100.386)**	**(560)**	**(100.946)**	**(117.917)**
Outros Passivos	(100.386)	(560)	(100.946)	(117.917)
	01/01 a 30/06/2024			01/01 a 30/06/2023
Demonstração do Resultado	-	**55.196**	**55.196**	**55.614**
Receitas	-	103.807	103.807	94.155
Outras Receitas / (Despesas) Operacionais	-	(48.611)	(48.611)	(38.541)

Nota 8 - Informações Suplementares

a) Gerenciamento de Riscos e Capital

A gestão de riscos e capital é considerada um instrumento essencial para otimizar o uso de recursos e selecionar as melhores oportunidades de negócios, visando a obter a melhor relação Risco x Retorno.

Os documentos "Relatório de Acesso Público", que detalham as diretrizes estabelecidas pelo normativo institucional de controle de risco do conglomerado, e não fazem parte das demonstrações contábeis, podem ser visualizados no site www.itau.com.br/relacoes-com-investidores, na seção Itaú Unibanco, Governança Corporativa, Políticas, Relatórios.

b) Reorganização Societária

Em Assembleia Geral Extraordinária ocorrida em 29 de fevereiro de 2024, o Itaú Unibanco Holding S.A. passou a ser o controlador da IUPP.

DocuSign

Certificate Of Completion

Envelope Id: 4A615478C7844B51AE5C9F32DBA791D8 — Status: Completed

Subject: Complete with Docusign: Relatório de Auditoria 30.06.2024 - IUPP SA

LoS / Área: Assurance (Audit, CMAAS)

Tipo de Documento: Relatórios ou Deliverables

Source Envelope:

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Certificate Pages: 8	Initials: 0	Gabriel Reigado
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EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		gabriel.reigado@pwc.com
		IP Address: 134.238.159.42

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Gabriel Reigado gabriel.reigado@pwc.com Manager Security Level: Email, Account Authentication (None) **Electronic Record and Signature Disclosure:** Not Offered via DocuSign	COPIED	Sent: 20 September 2024 | 16:09 Viewed: 20 September 2024 | 16:09 Signed: 20 September 2024 | 16:09

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	20 September 2024 | 15:29
Certified Delivered	Security Checked	20 September 2024 | 16:07
Signing Complete	Security Checked	20 September 2024 | 16:09
Completed	Security Checked	20 September 2024 | 16:09

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA

Registro Eletrônicos e Divulgação de Assinatura

Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão "Eu concordo" na parte inferior deste documento.

Obtenção de cópias impressas

A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo.

Revogação de seu consentimento

Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo.

Consequências da revogação de consentimento

Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário "Revogação de Consentimento" da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós.

Todos os avisos e divulgações serão enviados a você eletronicamente

A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente.

Como contatar a PwC:

Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo:

To contact us by email send messages to: fiche.alessandra@pwc.com

Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com

Para informar seu novo endereço de e-mail a PwC:

Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address.

Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign.

Para solicitar cópias impressas a PwC:

Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso.

Para revogar o seu consentimento perante a PwC:

Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá:

(i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou

(ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Hardware e software necessários:**

(i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS®

(ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas)

(iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF.

(iv) Resolução de Tela: Mínimo 800 x 600

(v) Ajustes de Segurança habilitados: Permitir cookies por sessão

** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas.

Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente:

Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão “Eu concordo” abaixo.

Ao selecionar o campo “Eu concordo”, eu confirmo que:

(i) Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e

(ii) Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você.

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format,

and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact PwC:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: fiche.alessandra@pwc.com

To advise PwC of your new email address

To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address.

If you created a DocuSign account, you may update it with your new email address through your account preferences.

To request paper copies from PwC

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with PwC

To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements.

Acknowledging your access and consent to receive and sign documents electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

By selecting the check-box next to 'I agree to use electronic records and signatures', you confirm that:

- You can access and read this Electronic Record and Signature Disclosure; and
- You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and
- Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC.